     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2000
                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                      ZEBU
             (Exact name of registrant as specified in its charter)
                               ------------------

           DELAWARE                        7374                                        94-3339273
 (State or other jurisdiction        (Primary Standard                              (I.R.S. Employer
              of                        Industrial                                Identification No.)
incorporation or organization)  Classification Code Number)

                               ------------------

                          595 MARKET STREET, 6TH FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 543-7338

          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                                STEVEN H. GERBER
                                   PRESIDENT
                                      ZEBU
                          595 MARKET STREET, 6TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 543-7338

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:

              ALAN B. KALIN                                  MICHAEL J. HALLORAN
             DANIEL D. MEYERS                                 ROBERT E. SULLIVAN
  MCCUTCHEN, DOYLE, BROWN & ENERSEN, LLP                PILLSBURY MADISON & SUTRO LLP
            3150 PORTER DRIVE                                 50 FREMONT STREET
       PALO ALTO, CALIFORNIA 94304                     SAN FRANCISCO, CALIFORNIA 94105

                               ------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:

    AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.
                               ------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

        TITLE OF EACH CLASS OF SECURITIES            PROPOSED MAXIMUM AGGREGATE
                BEING REGISTERED                          OFFERING PRICE(1)           AMOUNT OF REGISTRATION FEE
Common stock, par value $0.01 per share..........          $64,000,000.00                     $17,152.00

(1) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(o).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated              , 2000

[ZEBU LOGO]
ZEBU
          Shares
Common Stock

This is the initial public offering of Zebu. We are offering [       ] shares of
common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol "ZEBU."

Investing in our common stock involves risk. See "Risk Factors" beginning on page 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Per Share          Total
                                                              ---------          -----
Public offering price                                          $             $
Underwriting discounts and commissions                         $             $
Proceeds, before expense, to Zebu

We have granted the underwriters the right to purchase up to          additional
shares of common stock to cover any over-allotments.
Deutsche Banc Alex. Brown
                           U.S. Bancorp Piper Jaffray
                                                          Cochran, Caronia & Co.

The date of this prospectus is           , 2000

                          [INSIDE FRONT COVER ARTWORK]

                           [to be added by amendment]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION. IN THIS PROSPECTUS, THE TERMS "ZEBU," "WE," "US," AND "OUR" REFER TO ZEBU, AND OUR WHOLLY OWNED SUBSIDIARY, SELECTQUOTE INSURANCE SERVICES. THE TERM "SELECTQUOTE" REFERS TO OUR WHOLLY OWNED SUBSIDIARY, SELECTQUOTE INSURANCE SERVICES, BY ITSELF. THE TERM "SELECTTECH" REFERS TO SELECTTECH, WHICH WE RECENTLY ACQUIRED.

                                  Our Business

    We believe that we provide the most effective business-to-business infrastructure solution to the application processing and information-connectivity problems of the insurance industry.

    We believe that our state-of-the-art technology provides significant time and cost savings and other efficiencies to insurance carriers, data providers and distributors in this increasingly competitive marketplace by using a common, Internet-based platform that facilitates the standardization and transfer of insurance application information. We use our technology solutions in our retail business to further our position as one of the largest independent direct marketers of term life insurance in the United States and to prove the efficacy of our technology solutions prior to deploying them to the rest of the industry. We intend to license our technology to as many insurance carriers, agents and information providers as possible, thereby standardizing the sale and processing of insurance. Through our business-to-business and business-to-consumer services, we aspire to "touch" every life insurance policy, either by selling products directly to consumers or by processing every insurance application.

                             Our Market Opportunity

    Most insurance carriers utilize traditional paper- and labor-intensive processing for both Internet-generated and traditional agency-sourced applications at high cost and with substantial delays. We believe there are significant competitive advantages to insurance marketers and carriers that implement recent technological developments, including the Internet. To capitalize on the benefits of Internet-based technology and compete effectively, we believe that life insurance marketers and carriers must achieve --

    - a faster, more efficient application and policy issuance process;

    - lower origination and application processing costs;

    - more opportunities for consumers to access and compare insurance product information;

    - more choices of insurance products and prices; and

    - a consumer-friendly method for obtaining the best coverage at the lowest possible price.

In attempting to achieve these objectives, insurance businesses face serious data processing obstacles because their diverse computing environments and legacy systems are unable to share information easily among insurance carriers, information providers and general agencies.

                                  Our Solution

    Our automated insurance management, or AIM, system solution is based on a unique, open database architecture that permits:

    - improved management of information;

    - an advanced data synchronization process which allows data to be moved between remote work sites faster, more efficiently and in real time; and

    - advanced applications utilizing our data distribution process.

    The core of our technology solution, our AIM Central Communications System, or Hub, is a system of hardware, software and modern relational database technology that facilitates and manages workflow between multiple remote users in real time. Our AIMSuite software products connect insurance carriers, their agents and other participants in the life insurance policy application, underwriting and issuance process to the Hub. We believe that this technology offers an end-to-end solution to the information processing problems facing life insurance carriers and agents. We connected the first insurance carrier to our Hub in April 1998. Today, over 1,000 general agencies and more than 30 insurance carriers have adopted our technology. Each business day, they collectively transmit more than 1,000,000 data transactions through our Hub. The number of new policy applications processed using the Hub currently exceeds 30,000 per month.

                                  Our Strategy

    We aspire to become the acknowledged agent of change for the entire insurance industry by transforming the way insurance policies are sold, processed and issued. We intend to become the dominant provider of technology solutions to the insurance industry, and to strengthen our position as a leading independent marketer of term life insurance. The key elements of our strategy include --

    - establishing the AIMSuite as the technology standard for the insurance industry;

    - streamlining our operations and increasing our sales efficiency;

    - using our technology to process insurance policies for the insurance industry;

    - reducing policy acquisition costs;

    - expanding brand awareness and presence;

    - expanding our lines of business; and

    - expanding the application of the Hub.

                                  Our Company

    SelectQuote began business in 1985 as an independent insurance agency, and markets term life insurance products to consumers in most of the United States. SelectTech was founded in September 1995 by SelectQuote and two of our current officers, Steven Gerber and Michael Feroah, to develop data movement and integration solutions to address insurance industry-wide infrastructure inefficiencies in the processing of applications and issuance of policies. Zebu was founded in August 1999. We did not conduct any operations until December 23, 1999, on which date SelectQuote acquired SelectTech and Zebu acquired SelectQuote through its merger with Zebu's wholly owned subsidiary. In these transactions, the shareholders of SelectTech and SelectQuote exchanged their stock for shares of Zebu stock, and Zebu replaced options and other securities convertible into shares of SelectTech or SelectQuote stock with options or convertible securities to acquire shares of Zebu stock.

    Our principal executive offices are located at 595 Market Street, 6th Floor, San Francisco, California 94105, and our telephone number is (415) 543-7338. Our web sites are located at WWW.AIMSUITE.COM AND WWW.SELECTQUOTE.COM. The information contained on our web sites does not constitute a part of this prospectus.
                            ------------------------

    UNLESS OTHERWISE INDICATED, THIS PROSPECTUS ASSUMES --

    - THAT THE UNDERWRITERS HAVE NOT EXERCISED THEIR OPTION TO EXERCISE THEIR OVERALLOTMENT OPTION; AND

    - ALL SHARES OF PREFERRED STOCK HAVE BEEN CONVERTED INTO 3,139,961 SHARES OF COMMON STOCK AND ALL CONVERTIBLE DEBENTURES HAVE BEEN CONVERTED INTO 731,420 SHARES OF COMMON STOCK UPON OR IMMEDIATELY PRIOR TO THE CLOSING OF THIS OFFERING.

    Zebu-TM-, SelectQuote-TM-, SelectTech-TM-, AIMSuite-TM-, AIM Quickview-TM-, AIM GA-TM- and AIM ITS-TM- are our trademarks, service marks and trade names. This prospectus also includes trademarks, service marks and trade names other than those identified in this paragraph, each of which is the property of its respective holder.

                                  The Offering

Common stock offered by Zebu................       shares

Common stock to be outstanding after the
  offering..................................       shares

Use of proceeds.............................       We intend to use the proceeds of this
                                                   offering to expand our technology
                                                   installation efforts, to develop new
                                                   technology products and services, to expand
                                                   our sales and marketing efforts and for
                                                   general corporate purposes, including
                                                   working capital.

Proposed Nasdaq National Market symbol......       ZEBU

    The outstanding share information is based on our shares outstanding as of December 31, 1999. This information excludes --

    - 6,510,635 shares of common stock subject to outstanding options granted under our 1999 Stock Option Plan as of December 31, 1999 at a weighted average exercise price of $3.92 per share;

    - 3,489,365 shares of common stock reserved for future issuance under our 1999 Stock Option Plan as of December 31, 1999;

    - 1,000,000 additional shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan; and

    - 2,041,845 shares of common stock issuable upon conversion of shares of Series E preferred stock that we have agreed to issue in March 2000 under the terms of an investment agreement dated February 29, 2000.

     Summary and Pro Forma Condensed Combined Financial and Operating Data

                                                                       Six Months Ended December 31, 1999
                                                             -------------------------------------------------------
                                                                                                      Zebu Pro Forma
                                                               Zebu     SelectTech   Zebu Pro Forma    Combined As
                                                              Actual      Actual        Combined         Adjusted
                                                             --------   ----------   --------------   --------------
                                                                      (in thousands, except per share data)
Statement of Operations Data:
Revenues...................................................  $10,344     $ 1,444        $ 11,307         $
Total operating expenses...................................  $11,331     $ 3,808        $ 25,272         $
Net loss...................................................  $  (570)    $(2,625)       $(14,032)        $
Basic and diluted net loss per share.......................  $ (1.08)    $    --        $  (1.35)        $
Shares used in computation of basic and diluted net loss
  per share................................................    5,222          --          10,498
Shares used in computation of basic and diluted net loss
  per share assuming conversion of preferred stock and
  convertible debentures into 3,139,961 shares and 731,420
  shares of common stock, respectively.....................                   --          14,369
Unaudited pro forma basic and diluted loss per share, as
  converted................................................                   --        $  (1.33)

Consolidated Balance Sheet Data:
Cash and cash equivalents..................................  $ 2,845     $    56                         $
Working capital (deficiency)                                   4,275      (6,222)
Goodwill and other intangible assets.......................   63,009          --
Total assets...............................................   75,130         946
Current liabilities........................................    6,073       6,826
Long-term liabilities......................................      845       1,016
Mandatorily redeemable convertible preferred...............    4,744       1,000
Total shareholders' equity (deficit).......................  $63,469     $(7,896)                        $

                                                                    As of
                                                              December 31, 1999
                                                              -----------------

Other Operating Data:
  SELECTTECH
AIM QuickView software licenses--carriers...................            33
AIM QuickView software installations--general agencies......         1,134
AIM GA software installations--general agencies.............            23
  SELECTQUOTE
Cumulative policies sold....................................       253,600
Licensed agents.............................................            39

                                                               Six Months Ended
                                                              December 31, 1999
                                                              ------------------
  SELECTTECH
Applications submitted to the Hub...........................        204,044
  SELECTQUOTE
Leads.......................................................         93,194
Applications................................................         25,831
Policies sold...............................................         19,131

    See Notes 2 and 3 of Notes to Zebu Consolidated Financial Statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

    The Summary and Selected Financial and Operating Data for SelectTech reflects actual results through December 23, 1999. The Summary Financial and Operating Data for SelectQuote and the Pro Forma Combined Financial and Operating Data set forth above includes all our operating results through December 31, 1999, including the operating results of the acquired SelectTech business for the last week of December 1999.

    The foregoing information gives effect to the following:

    - The pro forma combined operating data as of December 31, 1999 accounts for SelectQuote's acquisition of SelectTech, completed on December 23, 1999, using the purchase method of accounting and the conversion of preferred stock as if it had occurred on December 31, 1999; and

    - The as adjusted data above reflects the application of the net proceeds
      from the sale of       shares of common stock offered by us at an assumed
      initial public offering price of $     per share, after deducting
      estimated underwriting discounts and commissions and offering expenses.

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR STOCK. ANY OF THE FOLLOWING RISKS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE SUBSTANTIALLY.

On a combined basis, our operations have lost money and we expect to continue to generate substantial operating losses for the next several years.

    Although our retail insurance products and services business has been profitable historically, we currently lose money on our operations overall and expect to continue to incur substantial operating losses. As we continue to incur costs to implement new technology in our insurance products and services operations, increase our marketing expenses to promote market awareness of our products and services and increase our expenditures for the development of new software products and services, we expect to have substantial negative cash flow and to sustain significant operating losses. We may never achieve profitability. Even if we achieve profitability, we may not be able to sustain it.

    SelectTech incurred net losses of $6.0 million from its inception through June 30, 1999, $3.6 million for the year ended June 30, 1999 and $2.6 million for the six months ended December 31, 1999. We expect that the recently acquired SelectTech technology operations will continue to contribute net losses to our results of operations for the foreseeable future and will generate negative cash flow from operations for at least the next several years. We expect to incur substantial expenses to promote the adoption of our Hub technology and AIMSuite software and continue our development efforts to apply the same technology to other insurance products and financial services businesses, which could adversely affect our business, results of operations and financial condition.

    In addition, charges for goodwill and other intangible assets resulting from our acquisition of SelectTech, which total $63.5 million, will be amortized over the next three years and will result in substantial net losses for us during each of these years, regardless of other operating results.

We might fail to successfully integrate SelectTech.

    We have recently combined SelectQuote and SelectTech. The success of the combined company will depend, in part, on our ability to fully integrate the operations and management of both companies. A successful integration will require, among other things, the integration of SelectTech's technology products and services into SelectQuote's operations and the coordination of their research and development, sales and marketing and financial reporting efforts. We cannot assure you that we will accomplish this integration smoothly or successfully or that we will realize the anticipated benefits of the SelectTech acquisition. The success of the integration will require the dedication of management and other personnel resources which could temporarily distract their attention from our day-to-day operations. This integration effort may result in a substantial and unexpected increase in our operating expenses, which could adversely affect our business, results of operations and financial condition.

A substantial part of our anticipated revenue and net income growth depends on adoption of our technology by key insurance carriers.

    We anticipate that we will earn a substantial amount of our future revenue from license fees and transaction fees paid by insurance carriers and general agents who license our AIMSuite software and use our Hub technology. This strategy will succeed only if we induce the key insurance carriers and service providers involved in the application process to transfer data using our system. A failure to achieve widespread market acceptance and adoption of our technology could have a material adverse effect on our business, financial condition and results of operations, and cause the market price of our common stock to decline substantially. We may fail to achieve widespread adoption of our technology for a variety of reasons, including the following--

    - our technologies may not provide reliable data movement;

    - our products may not perform up to industry expectations;

    - we may fail to develop, test and ship new software products quickly enough to address our customers' changing needs;

    - companies that view us as a competitor may refuse to license our software;

    - other companies may offer superior products;

    - our products may deliver an insufficient economic benefit to our prospective customers; and

    - the industry may continue to favor traditional methods of sales, processing and issuance of insurance policies.

Our operating results might fluctuate significantly and remain uncertain, which could negatively affect the value of your investment.

    Our quarterly and annual operating results, particularly the historical quarterly operating results from our technology products and services, have varied greatly. As we increase our sales of insurance policies and our reliance on technology products and services for significant revenue growth, our operating results are likely to continue to vary as a result of a variety of factors.

    Many of our current and future costs are fixed. If our revenues fall short of expectations, we may be unable to adjust our fixed expenses to compensate for this shortfall on a timely basis, and our results of operations could be harmed. Further, in order to remain competitive, we might have to make various pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

    Because of the fluctuation in operating results that could occur as a result of these and other factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful. Therefore, you should not rely on these types of comparisons as indicators of our future performance.

    In addition, our operating results in future periods might be below the expectations of securities analysts and investors. Each of these factors could materially and adversely affect the market price of our common stock. For a further discussion of the impact of these factors on our operating results, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Operating Results."

To substantially increase revenues and profits from the sale of insurance policies, we must implement new software and systems that are still in development.

    We intend to make our SelectQuote sales personnel and insurance products and services operations more efficient through the implementation of automated rate calculator, or ARC, software, and a new general agency management system that will connect our insurance carrier clients and other insurance information providers through our Hub. A failure to develop and successfully operate this new software, or to obtain the desired efficiencies, could have a material adverse effect on our business, financial condition and results of operations.

A lack of quality leads may inhibit growth in commission-based revenues.

    We believe that SelectQuote's advertising and marketing techniques for term life insurance policies historically have generated quality leads, which have enabled it to maintain a high rate of conversion of leads to policies sold. As we attempt to substantially increase SelectQuote's sales of term life insurance policies by implementing new technology and by using SelectQuote's web site as a sales tool, the quality of leads may decline. Such a decline could inhibit the growth of our commission-based revenues, reduce our efficiency and increase our costs, and could have a material adverse effect on our business, financial condition and results of operations.

Our commission-based revenues and our receivables are highly concentrated among a small number of carriers, and our business will be harmed if we fail to maintain or replace revenues from those carriers or fail to collect receivables from them.

    We generate a significant portion of our revenues from commissions paid to SelectQuote on policies offered by a limited number of carriers. Based on commissions received, the top five insurance carriers represented by SelectQuote accounted for 77% of commission-based revenues during the six months ended December 31, 1999 and 67% during the six months ended December 31, 1998. Of the top five insurance carriers in the six months ended December 31, 1998, two were not in the top five in the six months ended December 31, 1999. As we change the ways in which SelectQuote processes applications and distributes insurance policies, the number of policies sold on behalf of any of these carriers may decline.

    The identity of the five carriers who have accounted for a significant portion of SelectQuote's revenues has varied in each of the last three years based on factors that are beyond our control, such as policy price, terms and underwriting criteria. To maintain or increase our commission-based revenues, we must continue to represent a sufficient number of carriers who offer policies that appeal to consumers and who will fulfill our application requests. As the volume for any particular carrier declines, SelectQuote must increase the volume of business for other carriers or we must increase revenues from other sources. A failure to do so could have a material adverse effect on our business, financial condition and results of operations.

    Our credit risk for receivables collections is also concentrated among a few carriers. As of December 31, 1999, four carriers accounted for 63% of total receivables, including receivables acquired from SelectTech, each of whom accounted for at least 10% of the total. As of June 30, 1999, three carriers accounted for 51% of total commissions receivable at year end, each of whom represented at least 10% of the total. Our failure to collect receivables from any carrier that represents a large percentage of receivables on a timely basis, or at all, could adversely affect our cash flow or results of operations and might cause our stock price to fall. For more information, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--SelectQuote."

The unpredictability of our commission-based and bonus revenues could cause fluctuations in our operating results.

    We have no control over the commission or bonus rates paid to SelectQuote by insurance carriers, which represent a significant portion of our revenues. Each individual insurance carrier controls its own commission and bonus rates. The mix of products offered by SelectQuote and the carriers that it represents may vary from time to time. If these variations result in sales of products with lower commission and bonus rates, our revenues could be adversely affected.

    Furthermore, bonus rates increase with the number of premiums paid for new insurance policies to each individual insurance carrier. In general, if SelectQuote's customers purchase policies from a smaller number of insurance carriers, SelectQuote's per policy bonus commissions will be higher than if its customers purchase the same number of policies from a larger number of insurance carriers. A consumer's decision to purchase a policy from a particular insurance carrier typically depends on factors over which we have no control, including the price and terms of the policy and the rating of the insurance carrier. Insurance companies change their prices often, for a variety of reasons. Price increases by an insurance carrier may reduce the number of policies we place for that carrier, which in turn may reduce the size of our bonus commission from that carrier. As a result of these factors, we are unable to control the amount of bonus commissions we receive in any particular quarter or year. These amounts could fluctuate significantly.

We could experience a substantial drop in our revenues if quality insurance companies marketing competitive products refuse to appoint us as their agent.

    We conduct all of our commission-based business pursuant to agency contracts with insurance carriers rated "A" or higher by A.M. Best. We cannot assure you that the carriers with whom SelectQuote currently has agreements will continue to appoint it as an agent to offer insurance, or that any other insurance carriers will do so. In addition, agency contracts can be terminated by the insurance carriers with or without cause and with little or no notice to us. The loss of agency contracts with SelectQuote's insurance carriers could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition in the insurance application processing industry and the insurance sales industry.

    The markets for our current and planned products and services are intensely competitive and characterized by rapidly changing technology, regulatory requirements and customer demands. We compete in the market for software and services used for insurance application processing with companies providing business-to-business information processing solutions aimed at the insurance industry, such as ChannelPoint, Intuit and the CyberTech division of Policy Management Systems, Inc., and will face competition from other information processing and outsourcing services aimed at the insurance industry. The retail term life insurance business of SelectQuote has thousands of insurance sales competitors, both local and national. Some of our competitors and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than we do. These competitors might be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and systems development than we can. New technologies and the expansion of existing technologies could also increase the competitive pressures on us by enabling our competitors to offer lower-cost or superior products or service. Increased competition could diminish the value of our products and services and result in reduced operating margins and loss of market share. We cannot assure you that we will be able to compete successfully against current or future competitors. For more information, please refer to "Business--Competition."

We might be unable to manage rapid growth.

    We have expanded our operations rapidly and intend to continue this expansion after the completion of the offering. In addition to the effects of the acquisition of SelectTech by SelectQuote, our anticipated growth rate will place a significant demand on our managerial and operational resources. To manage our anticipated expansion effectively, we must --

    - implement and improve our operating systems, procedures and controls on a timely basis;

    - hire additional key management personnel;

    - expand, train and manage our workforce and, in particular, our software development, sales, marketing and support organizations;

    - open offices in other geographic areas;

    - implement and manage new distribution channels to penetrate different and broader markets; and

    - manage an increasing number of complex relationships with consumers, co-marketers and other third parties.

    We cannot be certain that our systems, procedures or controls will be adequate to support our current or future operations, or that our management will be able to simultaneously manage the desired expansion of our business and achieve the growth necessary to exploit fully the markets for our products and services. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our product and software development efforts are inherently difficult to manage and keep on schedule, and development delays could increase our costs.

    On occasion, we have experienced development delays and related cost overruns. We cannot be certain that we will not encounter these problems in the future. We may be unable to meet our new product development schedules if we cannot readily obtain skilled programmers. A delay of this nature could slow the growth of our revenues and increase our costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot be certain that we will successfully develop and market new products or product enhancements that respond to changes in technology, industry standards or consumer requirements, or that any product innovations will achieve the market penetration or price stability necessary for profitability.

We utilize substantial offshore contract software programming and development services provided by related parties.

    In developing our software products and the Hub, we procure substantial software programming and testing services from a programmer-based business in Eastern Europe. This corporation is controlled by two of our executive officers, Steven H. Gerber and Michael Feroah. The programmers are not U.S. citizens or residents. We do not own these corporations and cannot direct the activities of these programmers. Their lack of legal residence status in the U.S. may prevent us from obtaining critical development, debugging and maintenance services when needed by us or our licensees. As a result, we may be exposed to revenue losses and liability to our licensees or their customers.

We utilize substantial third-party contract software programming and development services that we do not control.

    In developing our software products and the Hub, we procure substantial software programming and testing services from third-party contractors that we do not control. Although these services are performed under contracts that specify the required work product and delivery schedules, we cannot directly control the quality or timing of these services. In addition, if any of these third-party contractors ceases to provide services to us, we might not be able to replace the contractor on the same terms, or at all. A failure of these contractors to perform as expected, or our failure to replace these contractors if they cease to provide services to us, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to respond adequately to rapid technological changes, our existing software products and services will become obsolete or unmarketable.

    The market for our technology products and services is characterized by rapid technological change, which leads to frequent new product and service introductions and enhancements, uncertain product life cycles, changes in consumer demands and evolving industry standards. New products and services based on new technologies or new industry standards could render our existing products obsolete and unmarketable. We believe that, in order to succeed, we must continually enhance our current products and develop new products on a timely basis to keep pace with technological developments and to satisfy the ever-changing requirements of our customers. We cannot assure you that we will be successful in meeting these requirements.

Our products might contain defects that could inhibit their market acceptance and subject us to liability in excess of insurance limitations.

    Our software products are complex and might contain undetected errors or result in system failures. Despite extensive testing, errors might be found in any of our current or future product offerings. Any errors in our software products could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or damage to our efforts to build brand awareness. Moreover, we cannot be certain that limitations of liability contained in our customer contracts will be enforceable, or that insurance coverage will continue to be available on reasonable terms or in amounts sufficient to cover one or more large claims, or that our insurer will not disclaim coverage as to any future claim. Either the successful assertion of one or more large claims that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could cause our expenses to increase and could have a material adverse effect on our business, results of operations and financial condition.

Revenues and gross margins from our consulting services business are uncertain.

    Substantially all of SelectTech's historical revenues came from custom software development and consulting services provided to insurance carriers. SelectTech's provision of these services was not, and is not expected to be, the focus of its business, but was undertaken to provide needed revenue to SelectTech and to help build relationships with significant insurance carriers. Due to the complex nature of these services and the present allocation of skilled programmers and other technical services personnel to SelectQuote, we cannot assure you that we will generate significant revenue from custom software development and consulting services in the foreseeable future.

System failures could interrupt our business and cause revenue losses or liability.

    Our success depends, in part, on the efficient and uninterrupted operation of computer and communications systems which make the Hub available to our licensees and operate our management and sales systems. Any failure of these systems could impede the processing of data, customer orders and the day-to-day management of our business and permanently damage our business reputation and goodwill. Such a failure could have a material adverse effect on our business, financial condition and results of operations.

    Our systems and operations are vulnerable to damage or interruption from--

    - natural disasters, including earthquakes;

    - telecommunication failures;

    - power losses;

    - fires;

    - physical and electronic break-ins; and

    - sabotage, intentional acts of vandalism or similar events.

    We do not presently have fully redundant systems. Despite any precautions we take, a natural disaster or other unanticipated problem leading to the corruption or loss of data at the facilities that house our systems could result in interruptions in the services we provide. The occurrence of any such event could also lead to systems failure or to a corruption of our data, either of which could have a material adverse effect on our business, financial condition and results of operations.

The loss of key personnel or the failure to hire additional personnel could harm our business.

    We depend on the continued services of our key personnel. We expect that we will need to hire additional personnel in all areas of our operations. The competition for personnel throughout our industry is intense, particularly in the San Francisco area, where our headquarters are located. Any of our personnel, including our management, could terminate their employment with us at any time for any reason. Currently, we are substantially dependent upon the services of Charan J. Singh, our Chief Executive Officer, Steven H. Gerber, our President, David L. Paulsen, our Chief Financial Officer and Chief Operating Officer-Insurance Products and Services, and Michael L. Feroah, our Chief Operating Officer-Software Products and Services. The loss of the services of any of these key executives would materially impede the operation and growth of our business. Furthermore, our failure to attract new personnel or retain and motivate our current personnel could have a material adverse effect on our business, financial condition and results of operations.

We might not be able to protect and enforce our intellectual property rights.

    We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our intellectual property rights. We cannot assure you that these contractual arrangements or the various other steps we have taken will be sufficient to protect our intellectual property from infringement or misappropriation. Due to differences between the legal systems in the U.S. and in some foreign countries, we may experience difficulties in enforcing our agreements and rights against foreign contractors and employees of the third-party developers of much of our software.

    We believe that we have taken steps necessary to establish our ownership of any intellectual property developed by these programmers and to protect our intellectual property in the jurisdictions where they work. However, we cannot assure you that the laws of these jurisdictions will provide adequate protection, or that we will be able to enforce our rights adequately in any jurisdiction.

    We have sought and will continue to seek to obtain the registration of our trademarks and service marks in the United States. We cannot assure you that trademark registrations will be issued with respect to pending or future applications or that our trademarks will be upheld if challenged. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are offered.

    Third parties might claim that our intellectual property rights infringe their proprietary rights. We expect that the number of infringement claims in our market will increase with further adoption of our software and Hub technology. These claims, whether meritorious or not, could --

    - be time consuming;

    - result in costly litigation; or

    - require that we enter into royalty or licensing agreements with the claimants.

    Royalty or licensing agreements might not be available on terms we find acceptable, or might not be available at all. Any infringement claim could have a material adverse effect on our business, financial condition and results of operations.

Due to our small size, limited operations and the difficulty of hiring personnel in our industry, any further acquisitions could strain our managerial, operational and financial resources.

    In the future, we might make acquisitions of, or large investments in, businesses that offer products, services and technologies that we believe would help us better provide insurance policy distribution, processing and fulfillment services. Although historically we have not made acquisitions of, or investments in, other companies, other than the acquisition of SelectTech, which was an affiliate of SelectQuote at the time, future acquisitions or investments could become an important part of our strategy. Any future acquisitions or investments would present risks, such as difficulty in integrating the technology, operations or workforce of the acquired business with our own, disruption of our ongoing businesses and difficulty in realizing the anticipated financial or strategic benefits of the transaction.

    In the event we were to make such an acquisition or large investment, we might use cash, common stock or a combination of cash and common stock. Our use of common stock in an acquisition could further dilute the equity interests of existing stockholders. Amortization of goodwill or other intangible assets resulting from an acquisition could materially impair our operating results and financial condition. Furthermore, there can be no assurance that we would be able to attain acquisition financing, or that any acquisition, if consummated, would be smoothly integrated into our business. A failure to successfully manage the risks associated with acquisitions or large investments could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on the strength of the term life insurance market.

    Because we currently derive nearly all of our revenues from commissions paid to SelectQuote on consumer purchases of term life insurance and service fees for transmitting policy application data, our business depends on the strength of the term life insurance industry generally and consumer demand for term life insurance policies in particular. If sales of term life insurance policies decline, our business could be harmed substantially. Further, a decline in premiums would reduce the size of our commissions. A failure to offset this reduction by cutting our costs and/or substantially increasing the number of policies sold by SelectQuote could have a material adverse effect on our business, financial condition and results of operations.

If the purchase of insurance over the Internet achieves widespread consumer acceptance and we are unable to develop further our Internet-based retail capability, our business could be harmed.

    We intend to implement a fully integrated, interactive web site for SelectQuote that will allow consumers to provide biographical and health information and complete policy applications on-line. The on-line marketing of insurance policies is a recent phenomenon. The market revenue potential and profitability of on-line sales of term life insurance policies are highly uncertain. No firm yet processes term life insurance applications to policy issuance entirely over the Internet, and we cannot assure you that our efforts will succeed. However, if consumer demand for Internet-based sales and distribution of term life insurance policies increases, our failure to develop further our Internet-based retail capability to meet such demand could have a material adverse effect on our business, financial condition and results of operations.

If we become subject to legal liability for any inaccuracy in the information we disseminate, our business could be harmed.

    SelectQuote's retail insurance customers rely upon information we publish regarding insurance quotes, coverages, exclusions, limitations and ratings. We might face liability for information we supply to consumers if the information is inaccurate. The information in SelectQuote's databases, like that in any database, might contain inaccuracies. Any dissatisfaction by our retail customers with SelectQuote's methodologies or databases could have a material adverse effect on our ability to attract new and retain existing customers. To the extent that any information we provide is inaccurate, we could be liable for to from both consumers and insurance carriers. In the past, these types of claims have been brought, sometimes successfully, against on-line services and print publications. These types of claims also could be time-consuming and expensive to defend, could divert management's attention and could cause consumers to lose confidence in our services. As a result, these types of claims, whether or not successful, could have a material adverse effect on our business, financial condition and results of operations.

We operate in a heavily regulated industry.

    We must comply with the complex rules and regulations of the insurance department of each jurisdiction in which SelectQuote does business, many of which impose strict and burdensome guidelines on us regarding our activities as an insurance agency company and on SelectQuote's individually licensed agents. Compliance with these rules and regulations can be very costly. Each jurisdiction's insurance department typically has the power, among other things, to --

    - authorize how, by which personnel, and under what circumstances an insurance premium can be quoted and published and an insurance policy may be sold;

    - approve which entities can be paid commissions from insurance companies;

    - license insurance agents and brokers;

    - approve policy forms and regulate some premium rates; and

    - regulate advertising, including Internet website content.

    Due to the complexity, periodic modification and differing statutory interpretations of these laws, SelectQuote may not have been, and we might not be in the future, in compliance with all of these laws at all times. Failure to comply with these numerous laws could result in fines, additional licensing requirements or the revocation of our license and/or the license of any of our agents in any particular jurisdiction. An adverse disciplinary action in any one jurisdiction generally is required to be reported by the licensee and the National Association of Insurance Commissioners to the other jurisdictions and, as a result, could lead to additional compliance investigations and further disciplinary proceedings. These types of penalties could significantly increase our general operating expenses, negatively impact our revenues and harm our business. In addition, even if allegations against us and/or any of our agents in a regulatory action are determined to be false, negative publicity relating to the allegations could result in a loss of consumer confidence and significant damage to our brand. For more information, please refer to "Business--Regulation."

Authorities might impose limits on the use of personal information gathered using the Internet.

    The privacy of personal information has received much recent attention in various legislative and regulatory arenas--

    - The Financial Services Modernization Act of 1999 requires many federal agencies to adopt regulations protecting the privacy of consumer data in both the general business and Internet context. The Federal Reserve Board has proposed Regulation P, which would be applicable to a broad range of financial transactions by banks, brokers and insurers. That proposed regulation could increase our costs of doing business by requiring additional procedures in collecting and storing customer data, including transmitting periodic privacy notices and "opt-out" election documents to customers with respect to their personal data. The Act also reinforces existing regulations that require on-line services and web site owners to establish privacy policies. Other federal agencies are in the process of preparing proposed regulations under the Act that could impose even stricter substantive and procedural requirements.

    - The Federal Trade Commission has taken an aggressive position in proceedings against several on-line services, alleging unfair or deceptive practices in the manner in which these services collected personal information from users and shared it with third parties. The FTC is currently conducting studies which may lead to regulations on fair information practices for Internet businesses, which could restrict the flow of consumer data over the Internet and impact our business.

    - At least 17 states have adopted insurance privacy protection legislation based on the National Association of Insurance Commissioners Insurance Information and Privacy Protection Model Act. The Model Act provides for a fine for knowing violations of the act, and for damage claims by aggrieved consumers.

    Because all of SelectQuote's policy applicants consent to the retrieval of their personal data, to date these existing regulations and proceedings have not impacted our operations directly. We cannot assure you, however, that these legislative and regulatory restrictions will not have a material adverse effect on our business, financial condition and results of operations in the future.

    Several states have proposed legislation that would limit the use of personal information gathered using the Internet. Any additional changes in existing laws or the passage of new laws intended to address these issues could, among other effects--

    - create uncertainty in the marketplace that could reduce demand for our products and services;

    - limit our ability to collect and use data from our applicants;

    - increase the cost of doing business as a result of litigation costs or increased service delivery costs; or

    - decrease the efficacy of Internet commerce.

    These and other potential effects of changes in the Internet's regulatory framework could have a material adverse effect on our business, financial condition and results of operations.

Legislation or judicial action relating to the Internet could have a negative impact on our business.

    Due to the increasing popularity and use of the Internet, laws or regulations could be adopted in the United States or abroad with particular applicability to the Internet. Governments may enact legislation applicable to us in areas such as network security, encryption, the use of key escrow, electronic authentication or digital signatures, illegal and harmful content, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. Any new legislation, regulation or governmental enforcement of existing regulations could limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, any of which could have a material adverse effect on our business, financial condition and results of operations.

We face risks related to the storage of personal information about our insurance policy applicants.

    We obtain personal information regarding policy applicants, including family history and medical information, which we retain and transmit via data processing systems which are designed to be secure and confidential. If someone penetrates our network security or otherwise misappropriates sensitive data about our applicants, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, libel, invasion of privacy, misuse of personal information, such as unauthorized marketing, or other tort claims, including claims based on injury to personal reputation. Any of these claims could result in litigation and could have a material adverse effect on our business, financial condition and results of operations. In addition, the Financial Services Modernization Act of 1999, discussed above, could result in the imposition of regulations regarding the storage of personal information.

Any new tax on the sale of our products, the licensing of our technology or our provision of services could harm our financial condition.

    We currently do not collect sales or similar taxes with respect to the sale of products, the licensing of technology or the provision of services in states and countries other than states in which we have offices. In October 1998, the Internet Tax Freedom Act, or ITFA, was signed into law. Among other things, ITFA imposes a three-year moratorium on discriminatory taxes on e-commerce. Nonetheless, following the moratorium, one or more states might seek to impose sales or other tax obligations on companies that engage in on-line commerce within their jurisdictions. Legislation by one or more states requiring us to collect sales or other taxes on the sale of products, the licensing of technology or the provision of services, or requiring that we remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition and results of operations.

Our stock price might experience wide fluctuations.

    The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations. Recently, the stock market has experienced significant price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. If our common stock trades to unsustainably high levels following this offering, it is likely that the market price of our common stock will thereafter experience a material decline.

    In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could cause us to incur substantial costs, divert management's attention and resources and harm our financial condition and results of operations.

The future sale of common stock could negatively affect our stock price.

    If our stockholders sell substantial amounts of our stock in the public market following the offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our stock could decline. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After the offering, shares of our common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of those
shares, the              shares sold in the offering will be freely tradable.
The remaining              shares are "restricted securities," as that term is
defined in Rule 144, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. All officers, directors and all of our stockholders owning 1% or more of our common stock have agreed not to sell any shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock, for 180 days after the offering without the prior written consent of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc. may, in its sole discretion, release all or any portion of the shares subject to these lockup agreements. For a more detailed description of shares that could be sold following the offering, please refer to "Shares Eligible for Future Sale."

Investors in the offering will suffer immediate and substantial dilution.

    Investors purchasing shares in the offering will incur immediate and substantial dilution in net tangible book value per share. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. For a more detailed description of this dilution, please see "Dilution."

Our principal stockholders, executive officers and directors have substantial control over our affairs.

    Our executive officers and directors and entities affiliated with them will,
in the aggregate, beneficially own approximately       % of our common stock
following this offering. These stockholders acting together will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed acquisition, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding an acquisition or consolidation, takeover or other business combination.

We might spend a substantial portion of the net proceeds in ways with which you might not agree.

    We have not designated any specific use for a significant amount of net proceeds from the sale of the common stock offered under this prospectus. We intend to use the proceeds of this offering to expand our technology installation efforts, develop new technology products and services, expand our sales and marketing efforts and for general corporate purposes, including working capital. Accordingly, management will have significant flexibility in applying the remaining net proceeds of the offering. The failure of management to apply the remaining net proceeds effectively could have a material adverse effect on our business, financial condition and results of operations.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

    This prospectus contains "forward-looking statements." These forward-looking statements include, without limitation, statements about the market opportunity for sales of term life insurance policies and providing processing and fulfillment services to insurance carriers, our strategy, competition, expected expense levels and the adequacy of our available cash resources. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

    This prospectus contains statistical data regarding insurance industry and Internet usage that we obtained from industry publications, including reports generated by Life Industry Market Research Association and Forrester Research. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the              shares
of common stock in the offering will be approximately $      million, after
deducting estimated underwriting discounts and commissions and other offering expenses. If the underwriters' over-allotment option is exercised in full, our
net proceeds will be approximately $      million.

    We intend to use the proceeds of this offering to expand our technology installation efforts, develop new technology products and services, expand our sales and marketing efforts and for general corporate purposes, including working capital. We also might use a portion of the net proceeds, currently intended for general corporate purposes, to acquire, invest in or enter into strategic alliances with complementary businesses, technologies, products or services. We have no present understandings, commitments or agreements with respect to any material acquisition of, investment in or strategic alliance with third parties. Pending use of the net proceeds for the above purposes, we intend to invest the net proceeds in interest bearing, investment grade securities.

                                DIVIDEND POLICY

    Following the completion of this offering, we intend to retain any future earnings for the development and operations of our business. Accordingly, we do not anticipate paying cash dividends on our capital stock in the foreseeable future. SelectQuote paid dividends on its common stock in the amounts of $378,922, or $0.25 per share, during fiscal 1997, $285,502, or $0.19 per share, during fiscal 1998, $378,917, or $0.25 per share, during fiscal 1999 and $94,703, or $0.0625 per share, during the six months ended December 31, 1999. SelectQuote paid dividends on its preferred stock in the amounts of $199,805 during fiscal 1997, $161,225 during fiscal 1998, $199,805 during fiscal 1999 and $84,066 during the six months ended December 31, 1999. SelectQuote's existing line of credit with LaSalle Bank prohibits the payment of dividends to us, except under certain circumstances. We have not drawn on this line of credit and expect to terminate it as soon as possible following completion of this offering. In the event this line of credit is not terminated, the restriction on the payment of SelectQuote dividends to us effectively limits our ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth our capitalization:

    - On an actual basis as of December 31, 1999;

    - On a pro forma basis to reflect the conversion of all outstanding shares of convertible preferred stock into 3,139,961 shares of our common stock, and the conversion of all convertible debentures into 731,420 shares of our common stock; and

    - On an as adjusted pro forma basis to reflect the sale of       shares of
      common stock in this offering at an assumed initial public offering price
      of $      per share, less underwriting discounts and commissions and our estimated offering expenses.

                                                                              Pro Forma
                                                       Actual    Pro Forma   As Adjusted
                                                      --------   ---------   -----------
Long-term convertible debt, including current
  portion...........................................  $ 1,900     $    --      $    --
                                                      -------     -------      -------
Mandatorily redeemable convertible preferred stock,
  $0.01 par value, 50,000 shares issued and
  outstanding (actual); no shares issued and
  outstanding (pro forma and pro forma as
  adjusted).........................................    4,744          --
Stockholders' equity:
  Preferred stock, $0.01 par value, 10,000,000
   shares authorized; 2,028,850 issued and
   outstanding, (actual); no shares issued and
   outstanding (pro forma and pro forma as
   adjusted)........................................       20
  Common stock, $0.01 par value, 50,000,000 shares
   authorized; 10,497,974 issued and outstanding,
   (actual); 14,369,355 shares issued and
   outstanding, (pro forma and pro forma as
   adjusted)........................................      105         144
Additional capital..................................   64,650      71,275
Deferred stock compensation.........................     (862)       (862)
Retained earnings (deficit).........................     (444)       (444)
                                                      -------     -------      -------
Total stockholders' equity..........................   63,469      70,113
                                                      -------     -------      -------
Total capitalization................................  $70,113     $70,113      $
                                                      =======     =======      =======

    The outstanding share information in this table, and in the table set forth under "Dilution" below, is based on our shares outstanding as of December 31, 1999 and excludes:

    - 6,510,635 shares of common stock subject to outstanding options granted under our 1999 Stock Option Plan and outstanding as of December 31, 1999 at a weighted average exercise price of $3.92 per share;

    - 3,489,365 shares of common stock reserved for future issuance under our 1999 Stock Option Plan as of December 31, 1999;

    - 1,000,000 additional shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan; and

    - 2,041,845 shares of common stock issuable upon conversion of shares of Series E preferred stock that we have agreed to issue in March 2000 under the terms of an investment agreement dated February 29, 2000.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999, was approximately $7.1 million, or $0.49 per share of common stock. Pro forma net tangible book value per share is equal to our tangible net assets, less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock and convertible debentures into common stock. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of
this offering. After giving effect to the sale of       shares at the initial
offering price of $      per share and the application of the net proceeds from
this offering, our pro forma net tangible adjusted book value at December 31,
1999 would have been approximately $      million, or $      per share of common
stock. This amount represents an immediate increase in net tangible book value
of $      per share to existing stockholders and an immediate dilution in net
tangible book value of $      per share to new investors. The following table
illustrates this per share dilution:

Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share at
   December 31, 1999........................................  $
  Increase per share attributable to new investors..........  $
Pro forma adjusted net tangible book value per share after
  the offering..............................................
                                                                         -------
Dilution per share to new investors.........................             $

    The following table summarizes, on a pro forma basis as of December 31, 1999, the total number of shares of common stock purchased from us, assuming the conversion of all shares of preferred stock and all convertible debentures into shares of common stock, the total cash consideration paid to us, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares from us in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses payable by us:

                               Shares Purchased        Total Consideration
                            -----------------------   ----------------------   Average Price
                               Number      Percent      Amount      Percent      per Share
                            ------------   --------   -----------   --------   -------------
Existing stockholders.....   14,369,355           %   $9,154,497           %       $0.637
New investors.............
                            -----------    -------    ----------    -------        ------
  Total...................                        %   $                    %       $

    If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will be reduced to
      % of the total number of shares of common stock to be outstanding after this offering. In addition, the number of shares of common stock held by the new
investors will be increased to              , or       % of the total number of
shares of common stock to be outstanding immediately after this offering.

                     SELECTED FINANCIAL AND OPERATING DATA
                    (in thousands, except per share amounts)

Zebu

    The summary and selected Zebu (formerly SelectQuote) historical financial data as of June 30, 1998 and 1999 and for the years ended June 30, 1997, 1998 and 1999 are calculated from Zebu's audited financial statements, which are included in this prospectus. The Zebu summary and selected financial data as of December 31, 1999 and for the six months ended December 31, 1998 and 1999 are calculated from unaudited financial statements that are included in this prospectus. The summary and selected Zebu financial data as of June 30, 1995, 1996 and 1997 and for the years ended June 30, 1995 and 1996 are calculated from unaudited financial statements, that are not included in this prospectus. The unaudited financial statements have been prepared by us on a basis consistent with the audited financial statements and include, in the opinion of our management, all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of our results of operations and financial position for those years.

    You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to the financial statements, each of which is included in this prospectus.

                                                                                                            Six Months Ended
                                                          Year Ended June 30,                                 December 31,
                                  -------------------------------------------------------------------   -------------------------
                                     1995          1996          1997          1998          1999          1998          1999
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Consolidated Statement of
  Operations Data:
Revenues:
  Commissions...................  $   10,330    $   12,482    $   14,821    $   18,992    $   19,941    $    9,347    $   10,311
  Other revenues................          --            --            --            --            --            --            33
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total revenues..................      10,330        12,482        14,821        18,992        19,941         9,347        10,344
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Expenses:
  Marketing and sales...........       7,027         9,188        13,484        12,709        13,867         7,041         8,151
  General and administrative....       1,242         1,407         1,715         1,650         1,908         1,003         1,260
  Software development and
   consulting services..........          --            --            --            --            --            --           108
  Amortization of goodwill and
   other intangible assets......          --            --            --            --            --            --           487
  Stock-based compensation(*)...          --            --            --            --            --            --         1,325
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total operating expenses........       8,269        10,595        15,199        14,359        15,775         8,044        11,331
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Operating income (loss).........       2,061         1,887          (378)        4,633         4,166         1,303          (987)
Interest income (expense).......         (15)           52            15            12            42            20            40
Other income (expense)..........          11           115           (28)           36             5             5             1
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) before income
  tax...........................       2,057         2,054          (391)        4,681         4,213         1,328          (946)
Income tax (benefit)............         830           803          (162)        1,863         1,685           552          (376)
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net income (loss)...............  $    1,227    $    1,251    $     (229)   $    2,818    $    2,528    $      776    $     (570)
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========
Income (loss) attributable to
  common stockholders...........  $    1,182    $    1,206    $     (429)   $    2,657    $    2,328    $      653    $   (5,654)
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========
Net income (loss) per common
  share:
  Basic.........................  $     0.24          0.21         (0.09)         0.53          0.47          0.13         (1.08)
  Diluted.......................  $     0.18          0.18         (0.09)         0.40          0.36          0.11         (1.08)
Weighted average common shares
  outstanding:
  Basic.........................       4,982         4,982         4,982         4,982         4,982         4,982         5,222
  Diluted.......................       7,011         7,011         4,982         7,011         7,011         7,011         5,222
(*) Stock-based compensation:
      Marketing and sales.......  $       --    $       --    $       --    $       --    $       --    $       --    $      681
      General and
       administrative...........          --            --            --            --            --            --           644
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                  $       --    $       --    $       --    $       --    $       --    $       --    $    1,325
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========

                                                                                                                       As of
                                                                               As of June 30,                       December 31,
                                                            ----------------------------------------------------   --------------
                                                              1995       1996       1997       1998       1999          1999
                                                            --------   --------   --------   --------   --------   --------------
Consolidated Balance Sheet Data:
Cash and cash equivalents.................................   $  818     $  689     $  439     $1,267    $   790       $ 2,845
Working capital...........................................    2,397      2,664      1,656      3,860      5,981         4,275
Goodwill and other intangible assets......................       --         --         --         --         --        63,009
Total assets..............................................    4,797      6,192      6,407      8,255     10,208        75,130
Current liabilities.......................................    1,818      2,091      3,197      2,823      2,848         6,073
Long-term liabilities.....................................      240        472        390        239        218           845
Mandatorily redeemable convertible preferred stock........       --         --         --         --         --         4,744
Stockholders' equity......................................    2,739      3,629      2,820      5,192      7,142        63,469

SelectTech

    The SelectTech summary and selected financial data as of June 30, 1998 and 1999 and for the years ended June 30, 1997, 1998 and 1999 are calculated from SelectTech's audited financial statements, which are included in this prospectus. The SelectTech summary and selected data as of December 31, 1999 and for the six months ended December 31, 1998 and 1999 are calculated from unaudited financial statements, which are included in this prospectus. The summary and selected financial data as of June 30, 1997 is calculated from SelectTech's unaudited balance sheet, which is not included in this prospectus. The unaudited financial statements have been prepared by us on a basis consistent with our audited financial statements and include, in the opinion of our management, all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of our financial position as of June 30, 1997.

    You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to the financial statements, each of which is included in this prospectus.

                                                                                            Six Months Ended
                                                               Year Ended June 30,            December 31,
                                                          ------------------------------   -------------------
                                                            1997       1998       1999       1998       1999
                                                          --------   --------   --------   --------   --------
Statement of Operations Data:
Revenues:
  Consulting services...................................   $1,427    $ 1,361    $ 2,376    $ 1,208    $   936
  License and maintenance...............................       --         16        299         27        142
  Transactional services................................       --         55        297         69        366
                                                           ------    -------    -------    -------    -------
Total revenues..........................................    1,427      1,432      2,972      1,304      1,444
                                                           ------    -------    -------    -------    -------
Expenses:
  Software development and consulting services..........    1,350      2,344      4,759      2,164      3,076
  Marketing and sales...................................      138        223        496        250        240
  General and administrative............................      509        850      1,036        465        492
                                                           ------    -------    -------    -------    -------
Total operating expenses................................    1,997      3,417      6,291      2,879      3,808
                                                           ------    -------    -------    -------    -------
Operating loss..........................................     (570)    (1,985)    (3,319)    (1,575)    (2,364)
Interest expense........................................       (9)       (20)      (259)       (71)      (261)
                                                           ------    -------    -------    -------    -------
Loss before income tax..................................     (579)    (2,005)    (3,578)    (1,646)    (2,625)
Income tax..............................................        3         --          1          1         --
                                                           ------    -------    -------    -------    -------
Net loss................................................   $ (582)   $(2,005)   $(3,579)   $(1,647)   $(2,625)
                                                           ======    =======    =======    =======    =======

                                                                  As of June 30,           As of December 31,
                                                          ------------------------------   -------------------
                                                            1997       1998       1999            1999
                                                          --------   --------   --------   -------------------
Balance Sheet Data:
Cash and cash equivalents...............................   $   7     $   106    $    36          $    56
Working capital.........................................    (520)     (1,103)    (3,569)          (6,222)
Total assets............................................     363         798      1,238              946
Current liabilities.....................................     758       1,732      4,526            6,826
Long-term liabilities...................................      11         477        983            1,016
Mandatorily redeemable convertible preferred stock......      --       1,000      1,000            1,000
Shareholders' equity (deficit)..........................   $(406)    $(2,411)   $(5,271)         $(7,896)

                  PRO FORMA CONDENSED COMBINED AND ACTUAL DATA

    The following unaudited pro forma condensed combined statement of operations of Zebu reflect SelectQuote's acquisition of SelectTech on December 23, 1999, and Zebu's acquisition of SelectQuote in a simultaneous transaction, as if both acquisitions had occurred on July 1, 1998. The SelectTech acquisition was accounted for using the purchase method of accounting, and the acquired assets and liabilities of SelectTech were recorded at their fair values. Accordingly, the pro forma combined statement of operations has been prepared assuming the following:

    - The total purchase price, including assumed liabilities of approximately $7.2 million, is $63.5 million;

    - The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as follows (in thousands):

Goodwill..................................................  $56,387
Purchased software........................................    6,170
Assembled work force......................................      864
Customer list.............................................       75
Liabilities...............................................   (7,209)
Value of SelectTech stock options assumed.................    5,744

    - Intercompany transactions for consulting services of $90,000 for the year ended June 30, 1999 and $481,000 for the six months ended December 31, 1999 have been eliminated.

    - Intercompany transactions for other revenue of $39,000 for the year ended June 30, 1999 and $0 for the six months ended December 31, 1999 have been eliminated.

    - Amortization of goodwill and other intangible assets totaling
      $22.2 million for the year ended June 30, 1999 and $10.6 million for the six months ended December 31, 1999 has been reflected as a result of the acquisition of SelectTech.

    - Income tax benefits of $1.4 million for the year ended June 30, 1999 and $223,000 for the six months ended December 31, 1999, reflect the offset of SelectQuote's income with SelectTech losses.

    - The pro forma diluted net loss per share for the year ended June 30, 1999 and the six months ended December 31, 1999 were computed using the weighted average number of common shares outstanding, including shares issued in conjunction with the acquisition as if these shares were outstanding from July 1, 1998.

    - The pro forma operating data include the conversion of preferred stock and exclude the conversion of convertible debentures.

    The pro forma statements of operations are not necessarily indicative of what the actual financial results would have been had the acquisition taken place on July 1, 1998 and do not purport to indicate the results of future operations.

    The actual as adjusted data below reflect the application of the net
proceeds from the sale of              shares of common stock offered by us at
an assumed initial public offering price of $      per share, after deducting
estimated underwriting discounts and commissions and offering expenses.

                                                                            Six Months Ended December 31, 1999
                                                              --------------------------------------------------------------
                                                                Zebu     SelectTech
                                                               Actual      Actual       Adjustments     Pro Forma Combined
                                                              --------   -----------   -------------   ---------------------
                                                                                      (in thousands)
                                                              --------------------------------------------------------------
Statement of Operations Data:
Revenues:
  Commissions...............................................  $10,311      $    --       $     --            $ 10,311
  Other revenues............................................       33        1,444           (481)                996
                                                              -------      -------       --------            --------
Total revenues..............................................   10,344        1,444           (481)             11,307
                                                              -------      -------       --------            --------
Expenses:
  Marketing and sales.......................................    8,151          240           (226)              8,165
  General and administrative................................    1,260          492             --               1,752
  Software development and consulting services..............      108        3,076           (255)              2,929
  Amortization of goodwill and other intangible assets......      487           --         10,614              11,101
  Stock-based compensation..................................    1,325           --             --               1,325
                                                              -------      -------       --------            --------
Total operating expenses....................................   11,331        3,808         10,133              25,272
                                                              -------      -------       --------            --------
Operating loss..............................................     (987)      (2,364)       (10,614)            (13,965)
Interest income (expense)...................................       40         (261)            --                (221)
Other income (expense)......................................        1           --             --                   1
                                                              -------      -------       --------            --------
Loss before income tax......................................     (946)      (2,625)       (10,614)            (14,185)
Income tax (benefit)........................................     (376)          --            223                (153)
                                                              -------      -------       --------            --------
Net loss....................................................  $  (570)     $(2,625)      $(10,837)           $(14,032)
                                                              =======      =======       ========            ========
Pro forma diluted net loss per share........................                                                 $  (1.12)
                                                                                                             ========
Shares used to compute pro forma diluted net loss per common
  share.....................................................                                                   12,575
                                                                                                             ========

                                                                 As of December 31, 1999
                                                              ------------------------------
                                                               Actual    Actual, As Adjusted
                                                              --------   -------------------
Balance Sheet Data:
Cash and cash equivalents...................................  $ 2,845          $
Working capital.............................................    4,275
Goodwill and other intangible assets........................   63,009
Total assets................................................   75,130
Current liabilities.........................................    6,073
Long-term liabilities.......................................      845
Mandatorily redeemable convertible preferred stock..........    4,744
Stockholders' equity........................................  $63,469          $

                                                                                 Year Ended June 30, 1999
                                                            ------------------------------------------------------------------
                                                              Zebu     SelectTech
                                                             Actual      Actual       Adjustments       Pro Forma Combined
                                                            --------   -----------   -------------   -------------------------
                                                                                      (in thousands)
                                                            ------------------------------------------------------------------
Statement of Operations Data:
Revenues:
  Commissions.............................................  $19,941      $    --       $     --              $ 19,941
  Other revenues..........................................       --        2,972            (90)                2,882
                                                            -------      -------       --------              --------
Total revenues............................................   19,941        2,972            (90)               22,823
                                                            -------      -------       --------              --------
Expenses:
  Marketing and sales.....................................   13,867          496            (80)               14,283
  General and administrative..............................    1,908        1,036            (10)                2,934
  Software development and consulting services............       --        4,759             --                 4,759
  Amortization of goodwill and other intangible assets....       --           --         22,202                22,202
  Stock-based compensation................................       --           --             --                    --
                                                            -------      -------       --------              --------
Total operating expenses..................................   15,775        6,291         22,112                44,178
                                                            -------      -------       --------              --------
Operating income (loss)...................................    4,166       (3,319)       (22,202)              (21,355)
Interest income (expense).................................       42         (259)            --                  (217)
Other income..............................................        5           --             --                     5
                                                            -------      -------       --------              --------
Income (loss) before income tax...........................    4,213       (3,578)       (22,202)              (21,567)
Income tax................................................    1,685            1         (1,426)                  260
                                                            -------      -------       --------              --------
Net income (loss).........................................  $ 2,528      $(3,579)      $(20,776)             $(21,827)
                                                            =======      =======       ========              ========
Pro forma diluted net loss per share......................                                                   $  (1.74)
                                                                                                             ========
Shares used to compute pro forma diluted net loss per
  common share............................................                                                     12,527
                                                                                                             ========

                                                                                                                   Six Months
                                                                                                                     Ended
                                                                        Year Ended June 30,                       December 31,
                                                     ---------------------------------------------------------   --------------
                                                       1995        1996        1997        1998        1999           1999
                                                     ---------   ---------   ---------   ---------   ---------   --------------
Other Operating Data:

SELECTQUOTE
  Leads............................................   232,228     206,199     296,254     212,045     170,704         93,194
  Applications.....................................    27,448      28,862      40,517      47,239      42,470         25,831
  Policies sold....................................    23,127      25,297      33,175      39,875      35,132         19,131
  Licensed agents (average)........................        12          17          16          21          27             35

SELECTTECH
  Applications submitted to the Hub:
    Variable fee contracts.........................                                        23,951     137,704        163,010
    Fixed fee contract.............................                                         9,256      35,955         41,034
                                                                                         --------    --------       --------
    Total..........................................                                        33,207     173,659        204,044

                                                                                                 As of
                                                                                  ------------------------------------
                                                                                       June 30,          December 31,
                                                                                  -------------------   --------------
                                                                                    1998       1999          1999
                                                                                  --------   --------   --------------
SELECTQUOTE
  Cumulative policies sold.....................  100,990    126,287    159,462    199,337    234,469       253,600

SELECTTECH
  AIM QuickView software licenses--carriers....       --         --         --         17         28            33
  AIM QuickView software installations--general
   agencies....................................       --         --         --        180        418         1,134
  AIM GA software installations--general
   agencies....................................       --         --         --         --         --            23

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH "SELECTED FINANCIAL AND OPERATING DATA" AND "PRO FORMA CONDENSED COMBINED AND ACTUAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY AS A RESULT OF MANY FACTORS, INCLUDING BUT NOT LIMITED TO THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

Overview

    Zebu was formed as a holding company for SelectQuote and SelectTech, which merged on December 23, 1999. We are accounting for the acquisition of SelectTech by SelectQuote as a purchase for financial accounting purposes. We are the successor to SelectQuote, on a consolidated basis, for financial accounting purposes. Prior to December 23, 1999, Zebu did not have business operations or activities, and our historical financial data and operating results are those of SelectQuote and SelectTech on a separate-company basis for all prior periods. SelectTech has been an early-growth stage company, and accordingly this discussion and analysis emphasizes the historical results of our retail insurance operation.

    SELECTQUOTE

    SelectQuote began business in 1985 as an independent insurance agency, and is one of the largest independent marketers of term life insurance products sold to consumers in the United States. SelectQuote sells term life insurance through direct-response marketing and the Internet. Growth and profitability in SelectQuote's retail insurance agency business depends primarily on cost-effectively generating leads and hiring and training qualified sales agents to convert the leads to applications and process those applications efficiently to policy issuance. The growth and profitability of this business also depend on insurance carriers' ability to process large numbers of applications on a timely basis.

    From inception through fiscal 1997, SelectQuote's policies sold and revenues grew steadily as it built the foundation of its retail business. In fiscal 1997, SelectQuote substantially increased its operating expenses in order to grow the business more rapidly. SelectQuote's profits did not increase as expected, however, because its sales process could not convert the additional leads in a cost-effective manner. In addition, the carriers' policy applications processing capacity did not expand adequately to meet the increased volume of applications that SelectQuote generated. As a result of this experience, SelectQuote changed its sales process and applied technology provided by SelectTech to enhance its operating efficiency.

    The SelectQuote retail term life insurance business generates revenue in the form of commissions. Commissions, which are based on the size of policy premiums, consist of first-year, bonus and renewal commissions that vary by carrier and product. SelectQuote recognizes full first-year commission revenues after an insurance carrier's underwriter approves the policy and the customer has made an initial premium payment. At the time SelectQuote recognizes revenue, it estimates an allowance, based on historical information, for uncollectible commissions. SelectQuote can earn annual production bonuses by exceeding targets for new business premiums and existing-business retention, based on individual criteria set by each carrier. Production bonuses are paid by the carriers based on premiums generated during the calendar year and are generally greater in the fourth calendar quarter. SelectQuote recognizes these bonus revenues when it receives notification from insurance carriers. SelectQuote recognizes revenue for renewal commissions when the insurance carrier notifies SelectQuote that it has received payment for a renewal premium. Renewal commission rates are significantly less than first-year commission rates and are not offered by every insurance carrier.

    Variations in the amount of time between the submission of a new policy application and SelectQuote's recognition of commission revenue can significantly impact our quarterly and annual operating results. The amount of time between the submission of the consumer's application to the insurance carrier and underwriting approval has varied, and currently ranges from 29 to 78 days, and currently averages 48 days. The premium amount of insurance sold and a particular insurance carrier's backlog and processing procedures impact this time lag significantly and directly.

    Also, consumers' policy purchases vary by season. By strategically managing our advertising expenditures, we endeavor to maintain a level volume of sales activity per sales agent throughout the year. Nevertheless, our commission revenues will vary with the number of policies sold from quarter to quarter.

    SelectQuote currently offers products from 19 carriers rated in the "A" categories by A.M. Best Company, that we believe provide the best combination of price, products and service. The number and composition of these carriers can vary from period to period. Based on commissions received, the top five insurance carriers accounted for 77% of commission-based revenues during the six months ended December 31, 1999 and 67% during the six months ended December 31, 1998. Of the top five insurance carriers in the six months ended December 31, 1998, two were not in the top five in the six months ended December 31, 1999. The top insurance carrier for the six months ended December 31, 1999 accounted for 23% of the policies SelectQuote delivered that year, but only accounted for 5% in the six months ended December 31, 1998. For more information, please refer to "Risk Factors--Our commission-based revenues and receivables are highly concentrated among a small number of carriers, and our business will be harmed if we fail to maintain or replace revenues from those carriers or fail to collect receivables from them."

    Operating expenses for SelectQuote's retail term life insurance sales business consist of both variable and semi-variable expenses, including wages, benefits and expenses associated with generating leads, selling insurance and processing insurance applications and maintaining our database and web site. SelectQuote incurs most of its variable expenses prior to a carrier's approval of an application and its receipt of any premium on a policy. Selling and marketing expenses consist primarily of direct advertising and payroll costs to sell and process life insurance policies. During the past three fiscal years, SelectQuote's operating expenses also included payments to SelectTech for software development and computer management services. For more information, please refer to "Related Party Transactions."

    General and administrative expenses for SelectQuote's retail term life insurance sales business consist primarily of executive and employee compensation and benefits, professional fees and office expenses, principally for rent, utilities and equipment. We are expanding our facilities to prepare for projected growth, and anticipate an increase in rental expense of approximately 256% in fiscal 2000 compared with fiscal 1999.

    SELECTTECH

    SelectTech was founded in September 1995 by SelectQuote, Steven H. Gerber and Michael L. Feroah to develop data movement and integration solutions to address insurance industry-wide infrastructure inefficiencies in the processing of applications and issuance of policies. These inefficiencies impeded the growth of SelectQuote's business and have plagued the life insurance industry in general.

    For all periods prior to the SelectTech acquisition, SelectQuote provided substantial services and overhead to SelectTech, which was obligated to reimburse SelectQuote at cost. At the same time, SelectTech provided software development and consulting services at hourly rates to SelectQuote. For more information, please refer to "Related Party Transactions--Shared Operations and Ownership."

    In prior periods, SelectTech earned revenues from three sources: software licenses, Hub transactions processing and custom software development, consulting and maintenance services. We anticipate that SelectTech's revenues from Hub processing transactions will continue to grow and will constitute a substantial part of our revenues in the future. We also anticipate that we will earn service revenues associated with the installation and maintenance of AIMSuite software products and from contract projects in which we will assist insurance carriers and general agents in modifying their data processing systems to more efficiently process applications and issue policies. We intend to deploy a substantial percentage of our technical and engineering personnel in the development of our internal general agency management and new policy application processing systems, as well as our website. Accordingly, we do not expect that revenues from custom software development and consulting services will generate significant revenue in the foreseeable future.

    We recognize revenues from software licenses when software revenue recognition criteria have been met in accordance with American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, SOFTWARE REVENUE RECOGNITION. Under SOP 97-2, software revenue is recognized when a non-cancelable license agreement has been signed, the product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is probable. The portion of revenues from new license agreements that relate to our obligations to provide customer support are deferred and recognized ratably over the contract support period, which is generally one to four years. Our software maintenance contracts are renewable on an annual basis. Revenues from maintenance contract renewals are deferred and recognized ratably over the terms of the agreements. Revenues from software usage, consulting and other services are recognized as the related services are provided or as the milestones are completed.

    SelectTech's historical expenses have consisted primarily of personnel expenses and contract services to develop software for SelectQuote and for SelectTech's insurance carrier customers. During the last three fiscal years, SelectTech paid a total of $5.8 million to third-party software developers, of which SelectTech paid $1.8 million to Innovative Information Group, Inc., or IIG, a firm owned by Steven H. Gerber and Michael L. Feroah, two of our executive officers and directors. For the same period, SelectTech also paid a total of $266,740 to Mr. Gerber's consulting company and a total of $500,500 to Mr. Feroah's consulting company for software development and marketing and administrative services. SelectTech did not pay wages to Messrs. Gerber and Feroah until August 1999. As part of our expansion, we expect to continue to contract with third-party providers, including IIG, for software development services at a similar level for the foreseeable future.

    Over the past three fiscal years, SelectTech paid $1.6 million to SelectQuote as reimbursement for management services and overhead. For more information, please refer to "Related Party Transactions--Shared Operations and Overhead."

    Since its inception, SelectTech has incurred significant losses, and as of June 30, 1999, had an accumulated deficit of $6.0 million. These losses and this accumulated deficit have resulted primarily from the costs incurred in the development of the AIMSuite software and the Hub. We intend to continue to invest heavily in product development, sales and marketing of AIMSuite software products and believe that our technology business will continue to contribute net losses to our results of operations for the foreseeable future. We also expect this portion of our technology business to generate negative cash flow from operations for at least the next several years. In addition, charges for goodwill and other intangible assets resulting from our acquisition of SelectTech, which total $57.3 million, will be amortized over the next three years and charges for other identifiable intangible assets, which total $6.2 million, will be amortized over the next two years. These charges will result in substantial net losses for us during each of these years.

Factors Affecting Operating Results

    Our total revenues will fluctuate from quarter to quarter due to many factors. We expect that revenues from SelectQuote's retail term life insurance sales will vary with conversion rates from consumers' life insurance applications, insurance carriers' ability to process applications in a timely manner and the number of licensed agents that we employ.

    We have a limited operating history in the business of providing consulting services and licensing software and transaction services to life insurance carriers and their agents, and the markets for these services and software products evolve rapidly. As a result, we are unable to forecast our revenues accurately. Revenues from the technology products and services business that we recently acquired from SelectTech have resulted primarily from insurance carriers' requests for custom software development and information technology consulting services. We anticipate a substantial decline in consulting services revenues for the foreseeable future, as most of our technical personnel currently are focused on the development and implementation of our general agency sales and plan administration software and on the integration of SelectTech's historical operations with our own. Our failure to complete this development, implementation and integration would have a material adverse effect on our future revenue growth, business and financial condition. In addition, continued growth will require that we develop new software products and offer insurance processing services to the industry. Although our license and maintenance fees and transaction service fees have grown rapidly, total revenues from these sources have been insubstantial to date.

    We also must further increase the efficiency and scope of our retail insurance sales business, hire and train more agents and attract more insurance carrier clients to the AIMSuite software. Failure to do so will materially affect the amount and timing of our future revenues and could have a material adverse effect on our business, results of operations and financial condition, and may cause the market price of our common stock to decline substantially.

    Although our expense levels are based in part on our expectations with regard to future revenues, a substantial portion of our current and future costs is fixed. We might be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. As a result, any significant shortfall in demand for our products and services relative to our expectations would harm our business and cause our revenues to decrease. Further, in order to remain competitive, we might have to make various pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors--Our operating results might fluctuate significantly and remain uncertain, which could negatively affect the value of your investment."

    After the offering, we expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside our control, including--

    - the number of transactions processed through our Hub;

    - technical difficulties or service interruptions;

    - our ability to hire or obtain the services of skilled programmers and consultants;

    - our ability to implement technology to improve our application processing and accommodate our growth;

    - the number of insurance policies we sell;

    - the ability of insurance companies to process applications and issue policies on a timely basis;

    - the conversion and policy issuance rates of consumers' applications;

    - our ability to renew and maintain policies in force;

    - our ability to attract and retain a sufficient number of qualified insurance agents;

    - the amount and timing of operating costs, capital expenditures and possible acquisitions relating to expansion of our business;

    - our ability to retain our current executive officers;

    - the announcement or introduction of new products and services by us or our competitors;

    - price competition; and

    - the timing, cost and availability of advertising.

    Based on the foregoing, we believe that our quarterly revenues, expenses and operating results could vary significantly in the future, and that period-to-period comparisons should not be relied upon as indications of future performance.

    Due to these and other factors, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts and investors, which would cause our stock price to decline. See "Risk Factors--Our operating results might fluctuate significantly and remain uncertain, which could negatively affect the value of your investment."

Results of Operations

    SELECTQUOTE

    The following table sets forth SelectQuote's historical results of operations expressed as a percentage of revenues:

                                                                                         Six Months Ended
                                                    Year Ended June 30,                    December 31,
                                            ------------------------------------      ----------------------
                                              1997          1998          1999          1998          1999
                                            --------      --------      --------      --------      --------
Revenues:
  Commissions.............................    100.0 %       100.0%        100.0%        100.0%         99.7 %
  Other revenues..........................       --            --            --           0.0           0.3
                                             ------        ------        ------        ------        ------
Total revenues............................    100.0         100.0         100.0         100.0         100.0
                                             ------        ------        ------        ------        ------
Expenses:
  Marketing and sales.....................     91.0          66.9          69.5          75.3          78.8
  General and administrative..............     11.5           8.7           9.6          10.7          12.2
  Software development and consulting
   services...............................       --            --            --            --           1.0
  Amortization of goodwill and other
   intangibles............................       --            --            --            --           4.7
  Stock-based compensation................       --            --            --            --          12.8
                                             ------        ------        ------        ------        ------
Total operating expenses..................    102.5          75.6          79.1          86.0         109.5
                                             ------        ------        ------        ------        ------
Operating income (loss)...................     (2.5)         24.4          20.9          14.0          (9.5)
Interest income...........................      0.1           0.1           0.2           0.2           0.4
Other income (expense)....................     (0.2)          0.2            --            --            --
                                             ------        ------        ------        ------        ------
Income (loss) before income tax...........     (2.6)         24.7          21.1          14.2          (9.1)
Income tax (benefit)......................     (1.1)          9.9           8.4           5.9          (3.6)
                                             ------        ------        ------        ------        ------
Net income (loss).........................     (1.5)%        14.8%         12.7%          8.3%         (5.5)%
                                             ======        ======        ======        ======        ======

SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999

    REVENUES. Revenues increased 11% from $9.3 million in the first half of fiscal 1999 to $10.3 million in the first half of fiscal 2000 primarily reflecting increases in first-year commissions, renewal commissions and production bonuses. First-year commissions rose in proportion to an increase in new policies sold. Renewal commissions increased modestly while production bonuses rose 19%, faster than SelectQuote's growth in new policies added reflecting SelectQuote's insurance carriers' preferences for production bonuses over long-term renewal commissions.

    Policies sold increased almost 11% while new leads declined from 94,300 during the six months ended December 31, 1998 to 93,200 in the six-months ended December 31, 1999. The improved relationship between leads generated and policies sold reflects the benefit of using sales agents to handle most initial customer telephone and Internet inquiries under SelectQuote's new sales approach, which was fully implemented by November 1999.

    We anticipate that revenues will be higher than usual during the rest of fiscal 2000 because consumers applied to purchase a greater number of additional policies in the six months ended December 31, 1999 compared to the six months ended December 31, 1998. We believe that this increase in applications resulted from consumers' motivation to avoid the effects of new insurance regulations, known as "Triple X," that raised longer-guarantee life insurance prices of many policies issued after January 1, 2000.

    MARKETING AND SALES EXPENSES. Marketing and sales expenses rose 16% from $7.0 million in the six months ended December 31, 1998 to $8.2 million in the six months ended December 31, 1999. Although advertising expense remained almost flat during the latter period, other marketing and sales expenses increased
$1.2 million primarily because of increased personnel costs to manage significantly increased application and sales volumes and because of increased emphasis on SelectQuote's website and internal technology. New policies in process rose 35% in response to better conversions of leads to applications and consumer response to the Triple X deadline.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 26% from $1.0 million in the first half of fiscal 1999 to $1.3 million in the first half of fiscal 2000 primarily because of increased payroll costs.

    SOFTWARE DEVELOPMENT AND CONSULTING SERVICES EXPENSES. These expenses increased because of the acquisition of SelectTech by SelectQuote in late December 1999.

    STOCK-BASED COMPENSATION EXPENSE. In connection with the grant of stock options during the six months ended December 31, 1999, SelectQuote recorded an aggregate deferred compensation expense of $2.2 million, representing the difference between the estimated fair market value of the common stock and the option exercise price at the date of grant. This amount is presented as a reduction of stockholder's equity and is amortized over the vesting period of the applicable options. These valuations resulted in a charge to operations of $1.3 million for the six months ended December 31, 1999 and will result in charges of the remaining $900,000 over the next three years.

YEARS ENDED JUNE 30, 1997, 1998, AND 1999

    REVENUES. Commission revenues increased from $14.8 million in fiscal 1997 to $19.0 million in fiscal 1998, and to $19.9 million in fiscal 1999. During 1997, first-year commissions increased substantially in response to significantly increased advertising. The increased advertising expense also led to an increase in new policy sales of 31% in 1997, although average commissions per policy declined and cost per lead increased significantly. Production bonus revenues were flat in fiscal 1997 due to lower policy production in calendar 1996 compared to calendar 1997.

    SelectQuote's total commission revenues increased 28% in fiscal 1998 because of increases in commission and production bonus revenues. A significant percentage of the first-year commissions resulted from new leads generated by increased advertising during the second half of fiscal 1997. Total first-year commissions increased substantially during fiscal 1998 because of an increase in new policies approved and an increase in average commissions resulting from better targeting of advertising. Production bonuses also increased significantly because of the trailing effects of record premium production in calendar 1997 in response to the substantially increased advertising in the last half of fiscal 1997.

    Revenues increased 5% from fiscal 1998 to fiscal 1999, reflecting an increase in all three of SelectQuote's commission components: first-year commissions, renewal commissions and production bonuses. First-year and renewal commissions increased slightly during the year. Production bonuses increased significantly from fiscal 1998 to fiscal 1999 because of record sales during the first six months of calendar 1998. The total number of policies sold during fiscal 1999 declined, while the average commission earned per policy increased from the prior year. Leads declined from 212,000 in fiscal 1998 to 170,700 in fiscal 1999, as SelectQuote reduced its advertising expenditures and increased the percentage of licensed agents taking prospective customers' initial calls. Notwithstanding fewer leads and policies sold in fiscal 1999, SelectQuote maintained its first-year commission revenues at the same level as fiscal 1998.

    MARKETING AND SALES EXPENSES. SelectQuote's marketing and sales expenses declined from $13.5 million in fiscal 1997 to $12.7 million in fiscal 1998, and increased to $13.9 million in 1999.

Marketing and sales expenses decreased 6% in fiscal 1998 primarily because of a $2.4 million reduction in advertising expense. This reduction was offset by an increase in other selling and marketing expenses of $1.6 million from fiscal 1997 to fiscal 1998, primarily as SelectQuote increased staff in response to record activity levels and added higher-paid licensed sales agents as SelectQuote began changing its sales process.

    Marketing and sales expenses increased 9% in fiscal 1999. Although advertising expense decreased by $200,000 for the year, other marketing and sales expenses rose $1.4 million, primarily because of increased costs attributable to adding licensed agents and support staff in connection with the change in SelectQuote's sales approach.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1.7 million in fiscal 1997, $1.7 million in fiscal 1998 and $1.9 million in fiscal 1999 and represented 11.3%, 11.5% and 12.1% of total operating expenses in fiscal 1997, 1998 and 1999, respectively. Generally, these expenses have fluctuated in proportion to SelectQuote's total operating expenses.

    SELECTTECH

    The following table sets forth SelectTech's historical results of operations expressed as a percentage of revenues:

                                                                                         Six Months Ended
                                                    Year Ended June 30,                    December 31,
                                            ------------------------------------      ----------------------
                                              1997          1998          1999          1998          1999
                                            --------      --------      --------      --------      --------
Revenues:
  Consulting services.....................    100.0 %        95.0 %        80.0 %        92.6 %        64.8 %
  License and maintenance.................       --           1.1          10.0           2.1           9.9
  Transactional services..................       --           3.9          10.0           5.3          25.3
                                             ------        ------        ------        ------        ------
Total revenues............................    100.0         100.0         100.0         100.0         100.0
                                             ------        ------        ------        ------        ------
Expenses:
  Software development and consulting
   services...............................     94.6         163.6         160.1         166.0         213.0
  Marketing and sales.....................      9.7          15.6          16.7          19.2          16.6
  General and administrative..............     35.6          59.4          34.9          35.7          34.1
                                             ------        ------        ------        ------        ------
Total operating expenses..................    139.9         238.6         211.7         220.9         263.7
                                             ------        ------        ------        ------        ------
Operating loss............................    (39.9)       (138.6)       (111.7)       (120.9)       (163.7)
Interest expense..........................     (0.7)         (1.4)         (8.7)         (5.4)        (18.1)
                                             ------        ------        ------        ------        ------
Loss before income tax....................    (40.6)       (140.0)       (120.4)       (126.3)       (181.8)
                                             ------        ------        ------        ------        ------
Income tax................................      0.2            --            --           0.1            --
                                             ------        ------        ------        ------        ------
Net loss..................................    (40.8)%      (140.0)%      (120.4)%      (126.4)%      (181.8)%
                                             ======        ======        ======        ======        ======

SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999

    REVENUES. SelectTech's revenues increased 11% from $1.3 million in the six months ended December 31, 1998 to $1.4 million in the six months ended
December 31, 1999. Revenues from consulting services dropped from $1.2 million to $936,000 reflecting a shift away from providing consulting and installation and integration services to outside parties to enhancing SelectQuote's internal systems to improve processing and sales techniques. During the six months ended December 31, 1999, SelectQuote accounted for $481,000 of consulting-services revenues. License and maintenance revenues increased from $27,000 in the half-year ended December 31, 1998 to

$142,000 indicating increased usage of SelectTech's AIM Suite software products. These revenues reflect the amortization of deferred licensing fees that are amortized ratably over the expected term of the license once the software has been accepted by the licensee. Transaction service revenues increased from $69,000 in the earlier period to $366,000 in the latter period. This increase represents a 433% increase in revenues and a 199% increase in transactions processed through the Hub.

    SOFTWARE DEVELOPMENT AND CONSULTING SERVICES EXPENSES. Software development and consulting services expenses increased from $2.2 million during the six months ended December 31, 1998 to $3.1 million during the six months ended December 31, 1999, including $1.4 million and $920,000 paid to third-party developers in the six months ended December 31, 1998 and 1999, respectively, of which $580,000 and $365,000 was paid to IIG, Mr. Gerber's consulting company and Mr. Feroah's consulting company. The decline in amounts paid to related parties during the first six months of the current fiscal year resulted from Messrs. Gerber and Feroah becoming full-time employees. For more information, please refer to "Related Party Transactions--Research and Development Arrangements." This increase reflects increased AIMSuite software development, AIMSuite software installation and integration efforts, and the provision of software development and management services to SelectQuote.

    MARKETING AND SALES EXPENSES. Marketing and sales expenses remained relatively constant for the six months ended December 31, 1998 and the six months ended December 31, 1999 because of a limited marketing budget. SelectTech continued to focus its marketing efforts on attending and participating in important industry trade shows and on developing marketing and advertising materials.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expense increased 6% from $465,000 in the six months ended December 31, 1998 to $492,000 in the six months ended December 31, 1999, due to higher personnel costs.

    INTEREST EXPENSE. Net interest expense increased from $71,000 in the six months ended December 31, 1998 to $261,000 in the six months ended December 31, 1999, reflecting a substantial increase in total debt under 12% senior secured convertible debentures, notes and bridge loans subsequent to December 31, 1998.

YEARS ENDED JUNE 30, 1997, 1998, AND 1999

    REVENUES. SelectTech's revenues were $1.4 million in both fiscal 1997 and fiscal 1998 and increased to $3.0 million in fiscal 1999 as SelectTech's business expanded from developing custom software and providing consulting services to developing and licensing AIM Suite software products. Fiscal 1997 revenues and the bulk of fiscal 1998 revenues came from custom software development and consulting projects for a few large insurance carriers. During fiscal 1999, SelectTech's consulting services revenues shifted from custom and consulting work to installing and integrating AIMSuite products.

    License and maintenance fees increased from $16,000 in fiscal 1998 to $299,000 in fiscal 1999 and related primarily to SelectTech's obligations to provide customer support during contract periods. License fees are initially deferred and then amortized ratably over the expected term of the license agreement. Transactional services revenues increased substantially from $55,000 in fiscal 1998 to $297,000 in fiscal 1999, as more insurance carriers and existing customers expanded their use of the Hub.

    SOFTWARE DEVELOPMENT AND CONSULTING SERVICES EXPENSES. Software development and consulting services, expenses more than doubled from $2.3 million during fiscal 1998 to $4.8 million during fiscal 1999, including $1.3 million and $2.5 million paid to third-party developers in fiscal 1998 and 1999, respectively, of which $639,000 and $1.1 million was paid in fiscal 1998 and 1999, respectively, to IIG, Mr. Gerber's consulting company and Mr. Feroah's consulting company. This increase reflected an effort by SelectTech to launch the full line of AIMSuite products and to install and integrate those products in the customer's existing computing environments.

    MARKETING AND SALES EXPENSES. SelectTech's marketing and sales expenses increased from $138,000 in fiscal 1997 to $223,000 in fiscal 1998 and to $496,000 in fiscal 1999, due primarily to SelectTech's increased emphasis on marketing its AIMSuite products, including adding marketing staff, attending important industry trade shows and developing marketing and advertising materials.

    GENERAL AND ADMINISTRATIVE EXPENSES. SelectTech's general and administrative expenses increased during the preceding three fiscal years commensurate with its growth from a staff of eight at the beginning of fiscal 1997 to 44 at the end of fiscal 1999.

    INTEREST EXPENSE. Net interest expense increased from $9,000 in fiscal 1997 to $20,000 in fiscal 1998 and to $259,000 in fiscal 1999. Most of the increase for fiscal 1999 arose from the issuance of $2.5 million of convertible debentures.

Liquidity and Capital Resources

    Upon the acquisition of SelectTech by SelectQuote on December 23, 1999, all intercompany investments were canceled and all intercompany receivables and loans were forgiven. As part of the transaction, Zebu issued $2.5 million of debentures in exchange for the 12% senior secured convertible debentures issued by SelectTech in October 1998, repaid one of the three outstanding debentures in the face amount of $600,000, and modified the terms of the two remaining debentures in the face amount of $950,000 each. These debentures are convertible into an aggregate of 731,420 shares of our common stock. After the earlier of July 1, 2000 or the completion of the offering, we may prepay these debentures in full on 30 days' notice. After the acquisition, Zebu also repaid $750,000 of 12% promissory notes owed by SelectTech.

    On December 27, 1999, Zebu sold 50,000 shares of Series D mandatorily redeemable convertible preferred stock at $100.00 per share, which provided proceeds of $4.7 million to us, net of a fee paid to Cochran, Caronia & Co. and legal expenses. These shares will automatically convert into 1,111,111 shares of our common stock at the closing of this offering.

    SELECTQUOTE

    Since SelectQuote's formation in 1984, its primary sources of operating funds have been commissions and bonus revenues and bank and private borrowings. Through private placements of preferred stock and common stock to individual investors and conversion of convertible debt, SelectQuote raised $1.8 million.

    Net cash provided by operations was $1.3 million in fiscal 1999 and $2.4 million in fiscal 1998. In each period, cash provided by net income was partially offset by increases in commissions and other receivables. Net cash used in operations was $625,000 in fiscal 1997, as SelectQuote had a net operating loss.

    Net cash used in investing activities was $1.1 million in fiscal 1999 and $777,000 in fiscal 1998. Investment activity consisted primarily of the purchase of equipment and marketable securities, leasehold improvements, and investments in SelectTech. Net cash provided by investing activities was $746,000 in fiscal 1997, primarily due to the sale of marketable securities.

    Net cash used in financing activities was $686,000 in fiscal 1999, $839,000 in fiscal 1998 and $372,000 in fiscal 1997. SelectQuote paid dividends on its preferred and common stock of $579,000 in fiscal 1999, $447,000 in fiscal 1998, and $579,000 in fiscal 1997. SelectQuote also borrowed $300,000 from an insurance carrier in fiscal 1997 and repaid that amount in fiscal 1998.

    SELECTTECH

    SelectTech has received all of its funding through the sale of securities to insurance carrier investors and from SelectQuote--

    - In February 1997, SelectQuote provided SelectTech a $200,000 line of credit bearing 10% annual interest, which was secured by future revenues earned on existing consulting contracts, rights to any software developed and a maintenance contract with one insurance carrier. The outstanding loan balance and the line of credit were canceled in connection with SelectQuote's acquisition of SelectTech.

    - In August and November 1997, SelectTech issued 450,000 shares of mandatorily redeemable convertible Series A preferred stock for $750,000 to three insurance carriers that also have licensed the AIMSuite software. In April 1998, SelectQuote purchased 150,000 shares of Series A preferred stock for $250,000. Each share of the Series A preferred stock other than SelectQuote's shares, which were canceled, was exchanged for .703455 shares of our common stock in SelectQuote's acquisition of SelectTech.

    - During 1998, SelectTech issued promissory notes totaling $425,000 to four insurance carriers at annual interest rates ranging from 10.0% to 15.0%. These promissory notes were repaid in October 1998.

    - In October 1998, SelectTech entered into a debenture purchase agreement with three insurance carriers which enabled SelectTech to borrow up to $2.5 million upon the issuance of 12% senior secured convertible debentures. The debentures were secured by all of SelectTech's assets and were convertible into shares of SelectTech common stock. By June 30, 1999, SelectTech had issued the full $2.5 million of the debentures. In addition, the debenture holders received warrants to purchase common stock at $.01 per share for 5.0% of SelectTech's fully diluted capital. In SelectQuote's acquisition of SelectTech, Zebu issued 498,142 shares of our common stock in exchange for shares of SelectTech common stock issued upon exercise of these warrants. On December 27, 1999, we paid off one debenture holder in full with $600,000. We believe that the debenture holders will convert their debentures, which represent the right to acquire 731,420 shares of our common stock, upon the completion of this offering.

    - In June, October and November of 1999, SelectQuote loaned an aggregate of $750,000 to SelectTech under three promissory notes of $250,000 each bearing interest at 9.0% annually. All three notes were canceled upon SelectQuote's acquisition of SelectTech.

    - In July 1999, SelectQuote loaned $50,000 to SelectTech, which was repaid in August 1999.

    - In July and August 1999, SelectTech borrowed $750,000 from the three debenture holders under new notes at a 12.0% annual interest rate.

    Net cash used in SelectTech's operations was $2.4 million in fiscal 1999, $895,000 in fiscal 1998, and $136,000 in fiscal 1997. SelectTech incurred operating losses with substantial non-cash charges for depreciation and amortization. Accounts payable and accrued expenses, including payables to SelectQuote and other related parties, increased in each year, as did software license fees classified as deferred revenues. Net cash used in investing activities was applied to capital expenditures in all three fiscal years. Net cash provided by financing activities was $2.5 million in fiscal 1999, $1.1 million in fiscal 1998 and $190,000 in fiscal 1997 from the issuance of our 12% senior secured convertible debentures and Series A preferred stock.

Anticipated Cash Requirements

    We currently expect that the cash proceeds we receive from this offering, together with our existing cash balances and projected revenues, will be sufficient to meet our anticipated cash requirements at least until the end of our 2001 fiscal year. We may need to raise additional capital in order to meet competitive pressures, support more rapid expansion, develop new lines of business, acquire related or complementary businesses or technologies and/or take advantage of unforeseen opportunities. The timing and amounts of working capital expenditures are difficult to predict, and if they vary materially, we may require additional financing sooner than anticipated. If we require additional equity financing, it may be dilutive to our stockholders, and the equity securities issued in a subsequent offering may have rights or privileges senior to the holders of our common stock. If debt financing is available, it may require, as is the case with SelectQuote's existing line of credit, restrictive covenants with respect to dividends, raising capital and other financial and operational matters, which could impact or restrict our operations. If we cannot obtain adequate financing on acceptable terms, we may be required to reduce the scope of our marketing or operations, which could harm our business, results of operations and our financial condition.

Market Risk

    We do not believe that we have any significant exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices.

Recent Developments

    In February 2000, SelectQuote, our wholly owned subsidiary, obtained a one-year, $3.0 million line of credit from LaSalle Bank. SelectQuote may borrow against that line, provided it meets certain financial and other covenants and conditions. Any borrowings under the line of credit will bear interest at SelectQuote's election at LaSalle Bank's prime rate or at an interest rate determined by a formula based upon LIBOR. The line of credit is secured by a pledge of all of the assets of SelectQuote, including intellectual property rights, which is senior to the security interest of the holders of our convertible debentures. It is also guaranteed by four of our principal stockholders, and that guaranty is secured by a pledge of their Zebu stock, which represents 35% of Zebu's outstanding stock. We have not drawn on this line of credit and expect to terminate it as soon as possible after the completion of the offering. SelectQuote does not currently intend to borrow against the line before the offering.

    In February 2000, we entered into an agreement for the sale of 2,041,845 shares of Series E mandatorily redeemable convertible preferred stock at $5.15 per share a group of accredited investors, including to High Ridge Capital Partners II, L.P. and several entities controlled by Marsh & McLennan GP
I, Inc. and Marsh & McLennan GP II, Inc. These investors have committed irrevocably to purchase these shares, subject only to the satisfaction of closing conditions outside their control. The sale of these shares will provide proceeds of approximately $10.0 million to us, net of a fee paid to Cochran, Caronia & Co. and legal expenses. Each share of Series E preferred stock will convert automatically into one share of our common stock upon the completion of this offering.

Year 2000 Matters

    Many existing software programs are coded to accept only two digit entries in their date fields. As a result, these programs are unable to distinguish whether "00" means the year 1900 or the year 2000, which could result in system failures or miscalculations causing disruptions to operations. Because our AIMSuite software may interact with external databases for purposes of data storage, the ability of applications integrated with the AIMSuite software to comply with Year 2000 requirements is largely dependent on whether any databases underlying the application are Year 2000 ready. To date, neither Zebu, SelectQuote nor SelectTech has incurred significant costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to the indirect operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. Although we do not anticipate that these expenses will be material, these expenses, if higher than anticipated, could adversely affect out operating results. We are not currently aware of any significant Year 2000 compliance problems relating to our software for our product offerings or our information technology or non-information technology systems. Although we consider Year 2000 problems with our software and systems to be unlikely to occur at this stage, there can be no assurance that we will not discover Year 2000 compliance problems in our software for our product offerings that will require substantial revisions or replacements which could be time-consuming and expensive.

Recently Issued Accounting Pronouncement

    SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. This Statement, as amended, is effective for fiscal years beginning after June 15, 2000. The Company has not fully evaluated the impact of this Statement, but does not expect it to have a material impact on the Company's net operating results.

                                    BUSINESS

Overview

    We believe that we provide the most effective business-to-business infrastructure solution to the application processing and information-connectivity problems of the insurance industry. Using our Internet-based technology, insurance carriers, general agencies, financial institutions, marketing organizations, medical service and data providers, and others involved in processing insurance applications and policies, can connect to our single site and exchange all relevant information for the insurance application process in real time. Our unique solution creates a common platform that interconnects the computer systems of all of these users, including their legacy systems, and simultaneously updates each user's database. This real-time data synchronization occurs regardless of the number of remote locations involved in the process. We connected the first insurance carrier to our Hub in April 1998. Today, over 1,000 general agencies and over 30 insurance carriers have adopted our technology. Each day, they collectively transmit more than 1,000,000 data transactions through our Hub. The number of new policy applications processed using the Hub currently exceeds 30,000 per month.

    Insurance carriers face an increasingly price competitive marketplace and continually seek data processing solutions that help to reduce customer acquisition cost and improve processing efficiency. We believe that our state-of-the-art technology provides significant time and cost savings and other efficiencies to insurance carriers in this increasingly competitive marketplace by using a common, Internet-based platform that facilitates the standardization and transfer of insurance application information. We intend to license our technology to as many insurance carriers, agents and information providers as possible, thereby standardizing the sale and processing of insurance. Our customers include AIG Life Insurance Company, Allstate Insurance Company,
GE Financial Assurance Holdings Inc. and American General Corporation. For a complete list of our customers, please refer to "--Technology Products and Services." By licensing our software, we also enable our business clients, including insurance carriers, general agencies, financial institutions, marketing organizations, medical service and data providers, to improve the effectiveness of their insurance operations and to reduce their customer acquisition and policy processing costs. We believe that this platform is extendable into other segments of the insurance industry, such as healthcare and property and casualty, as well as other industries.

    We use our technology solutions in our retail business to further our position as one of the largest independent direct marketers of term life insurance in the United States. Our technology, in addition to our Internet- and telephone-based insurance sales techniques, enables us to offer consumers a faster, more convenient and less expensive way to purchase life insurance than traditional methods. Our retail insurance business also provides us the opportunity to prove the efficacy of our technology solutions prior to deploying them to the rest of the industry. We are able to build upon our fifteen years experience in the term life insurance industry to promote our insurance industry technology solutions.

    We offer the insurance industry the opportunity to reduce significantly the processing time between application submission and policy issuance, which we believe will provide increased satisfaction and better prices for consumers as well as improved profitability for our business clients. We believe that the unique combination of our national general agency appointments, our licensed agents and our technology provides our customers with a high level of service and the lowest cost products available from the insurance carriers that we represent.

    Through our business-to-business and business-to-consumer services, we aspire to "touch" every life insurance policy, either by selling products directly to consumers or by processing every insurance application.

Industry Background

THE UNITED STATES LIFE INSURANCE MARKET

    According to Life Industry Marketing Research Association, or LIMRA, U.S. consumers paid an estimated $10.3 billion in new individual life insurance premiums in 1998. New individual term life insurance premiums during the same period were approximately $2.1 billion, or 20% of the total, up from 13% in 1993. Based on data provided by LIMRA, of the approximately 11.5 million new individual life insurance policies issued during 1998, we estimate that approximately 4.1 million were term life policies, up 17% from 1997.

    The structure of the traditional life insurance market presents significant challenges to insurance carriers and consumers:

    CHALLENGES TO THE INSURANCE CARRIER. Traditionally, insurance carriers incur substantial costs in acquiring new policyholders, supporting general agencies, processing applications and issuing and administering policies. Each of these steps currently involves inefficiencies and delays related to the manual and often repetitive collection and transfer of application information from multiple independent parties. The insurance industry lacks standard underwriting data requirements and standard formats for the collection and submission of data, making the traditional application process inefficient. Insurance underwriting usually involves input from multiple independent parties, which often results in significant costs, many inefficiencies and delays. In addition, many applicants fail to complete the underwriting process, which often results in the insurance carriers incurring significant expense without receiving any revenue. We believe that the combination of these costs and inefficiencies make term life insurance a high-cost, low-margin product for the insurance carrier.

    CHALLENGES TO THE CONSUMER. The purchase of insurance is often a difficult and frustrating process for consumers. The fragmentation of the insurance industry, which includes more than 1,000,000 licensed agents and numerous distribution channels, including captive agents, independent agents, banks and brokerage firms, direct marketers and, more recently, web site operators, has historically made comparison shopping across a broad range of insurance carriers extremely difficult and time consuming. The process is further complicated by the participation of more than 1,700 insurance carriers offering life insurance products, each with its own policy features, prices and qualifying criteria. The purchase of life insurance can also involve dealing with unfamiliar information or high-pressure sales tactics. Additionally, the process requires the consumer to provide sensitive personal health and family medical history information, which in the traditional process is provided in a face-to-face meeting. Finally, applying for life insurance is a time-consuming, paper-and labor-intensive process, resulting in consumer frustration. Because of these factors, consumers often regard the purchase of insurance as a negative experience, and many fail to complete the process.

OUR MARKET OPPORTUNITY

    Most insurance carriers utilize traditional paper- and labor-intensive processing for both Internet-generated and traditional agency-sourced applications at high cost and with substantial delays. Without broadly based technology that allows low-cost and efficient data sharing solutions, insurance carriers, agents, banks and other financial institutions cannot compete effectively in the insurance marketplace.

    We believe that there are significant competitive advantages to insurance marketers and carriers who take advantage of recent technological developments, including the Internet. To capitalize on the benefits of Internet-based technology and compete effectively, we believe that life insurance marketers and carriers must achieve--

    - a faster, more efficient application and policy issuance process;

    - lower origination and application processing costs;

    - more opportunities for consumers to access and compare insurance product information;

    - more choices of insurance products and prices; and

    - a consumer-friendly method for obtaining the best coverage at the lowest possible price.

    In attempting to achieve these objectives, insurance businesses face serious data processing obstacles. Diverse computing environments are unable to share existing information easily among insurance carriers, information providers and general agencies. Differences among computer systems have been a major impediment to business-to-business data movement and integration among these parties. Most existing applications were not designed to communicate outside of the enterprise. Older data movement and integration approaches have been costly, ineffective and unable to share information. Traditional electronic data interchange, or EDI, is inflexible, based on pre-defined, fixed data formats that are not easily adjusted, and often requires difficult point-to-point integration. EDI is also batch processed, cumbersome, requires expensive private networks and does not offer real time processing. First-generation Web sites based on hypertext mark-up language, or HTML, also do not address the requirements of business-to-business data movement and integration. HTML is designed chiefly for presentation of data and does not directly support data exchange between applications. Because these Web sites were designed primarily for human-to-system communication, they are difficult to incorporate into shared multi-company business processes that require system-to-system communication. HTML-based Web systems typically require that data be re-keyed to each new system. Newer processes, such as extensible mark-up language, or XML, provide a universal communications mechanism, but require the transmission of large amounts of unnecessary data because they fail to extract and transmit only the relevant data. Thus, these processes require substantial customization at each site and have a high initial cost and maintenance expense. These packages integrate systems within a single trading partner group, but typically cannot provide the open-ended, scalable inter-company integration that is critical to business-to-business data processing among the myriad, diverse and disparate users engaged in processing insurance policies.

    We believe that in order for a system to be effective, it must not only allow a variety of systems to exchange data, it must interface with legacy systems, and provide bi-directional data communication without requiring the information providers to standardize their data. To accomplish these objectives, the system must--

    - be usable by trading partners and business competitors alike;

    - be compatible with any data format;

    - be fully scalable;

    - interconnect a large number of users simultaneously; and

    - enable process automation.

    Such a system would allow for wide industry acceptance, provide a common format for data to be exchanged without substantial point-to-point engineering, be sufficiently flexible to allow the expansion or changing of distribution channels easily and provide the basis to solve the processing problems of the insurance industry.

Our Solution

    We believe that we provide the most effective business-to-business solution to the application processing problems of the insurance industry. Our automated insurance management, or AIM, system solution is based on a unique, open database architecture that permits improved management of information, an advanced data synchronization process which allows data to be moved between remote work sites faster, more efficiently and in real time, and advanced applications utilizing our data distribution process. Our system can transfer electronic data generated by any user's data processing system, regardless of hardware configuration, operating system, database management software or system protocols. It does not require substantial conversion cost or effort on the part of insurance carriers to adopt this system, allowing for the carrier and consumer to benefit immediately. For the sales distribution process, electronic application data can be transmitted to the insurance carrier or other information providers in a matter of seconds instead of days. Application status information moves just as quickly. Our solution eliminates the need to reduce information to paper again and again in the application process. There is no practical limit to the number or size of sites that can send or receive information because the Internet can be used in all cases. Our system can be connected to any information provider's system for most insurance applications. It can be modified to provide similar standardized data transfer and communications connections for most industries.

    Our technology, experience and expertise position us to change dramatically the way insurance is sold and processed. In our 15 years of term life insurance sales experience with SelectQuote, we have searched for ways to respond to the significant challenges posed by our growth and by the inefficiencies of the term life insurance industry in general. In particular, we have witnessed and experienced the significant information management and paper processing problems faced by the insurance industry. As a result, we have developed effective marketing and processing techniques from which we have seen substantial benefits. In addition, we have become a leader in the application of technology to the term life insurance industry. In response to the inefficiencies inherent in the paper- and labor-intensive application processing methods that pervade the insurance industry, we have developed a comprehensive, integrated, Internet-based solution to the substantial information management problems faced both by us and by the life insurance industry generally.

Our Strategy

    We aspire to become the acknowledged agent of change for the entire insurance industry by transforming the way insurance policies are sold, processed and issued. We intend to become the dominant provider of technology solutions to the insurance industry, and to strengthen our position as a leading independent marketer of term life insurance. The key elements of our strategy include--

    - ESTABLISH THE AIMSUITE AS THE TECHNOLOGY STANDARD FOR THE INSURANCE INDUSTRY. Our AIMSuite, with a flexible, open and scalable architecture, makes the benefits of our key technology available to insurance carriers and their general agencies, regardless of their internal legacy systems. Furthermore, we intend for our AIMSuite brand to become synonymous with the standard for processing technologies in the life insurance industry. Our technology is platform independent and can be applied to most business data movement and connectivity needs.

    - STREAMLINE OPERATIONS AND INCREASE OUR SALES EFFICIENCY. We believe that our technology will streamline quotation and application processing and enable our agents to sell a greater number of policies more profitably, matching the lead generation capability of our direct marketing expertise.

    - USE OUR TECHNOLOGY TO PROCESS INSURANCE POLICIES FOR THE INSURANCE INDUSTRY. Our goal is to offer insurance carriers and other financial institutions a compelling alternative to in-house processing of life insurance marketing, sales, processing and policy delivery by giving them the opportunity to outsource to us all of their new business processing, reporting requests and policy updating. This is possible using our system and technology as they exist today. Our goal is to have our technology used to process every life insurance policy.

    - REDUCE POLICY ACQUISITION COSTS. We believe the insurance carriers whose policies we sell can continue to reduce their policy acquisition costs through the use of our technology. We believe this cost reduction will enable us to offer a competitive product at a lower price.

    - EXPAND BRAND AWARENESS AND PRESENCE. We have established ourselves as a leading independent distributor of term life insurance products. We will continue to use our direct-response advertising techniques to enhance consumer recognition of our SelectQuote brand name. We also intend to make strategic use of Internet advertising and establish relationships with on-line companies that are a likely source of consumers for our products.

    - EXPAND OUR LINES OF RETAIL BUSINESS. Our sales experience and technology is readily applicable to other forms of insurance and other financial products. To date, we have focused exclusively on term life insurance products, but we believe that our processes, technology and ability to hire appropriately licensed agents will allow us to offer a variety of insurance products to new and existing consumers.

    - EXPAND THE SCOPE OF USE OF THE HUB. We believe that the Hub technology is adaptable to other segments of the insurance industry, such as healthcare or property and casualty, as well as other industries that require complex data movement solutions.

Our Products and Services

    The core of our technology solution, our Hub, is a system that facilitates and manages workflow between remote users in real time. Our AIMSuite software products connect insurance carriers, their agents and other participants in the life insurance policy application, underwriting and issuance process to the Hub. The Hub is an application of hardware, software and modern relational database technology. Insurance carriers, agents or service providers can send or receive data in seconds, as opposed to the days required by the traditional, paper-based process. Required application information is entered only once and then made available to the other participants in the application process as needed, thereby reducing duplicate entries and mistakes, saving processing time and providing better service to the consumer.

    We also have developed the Insurance Tele-Information System, or ITS, that makes information gathered through telephone interviews with prospective insurance purchasers available to AIMSuite licensees. We offer ITS licenses to insurance carriers directly, as well as through our strategic alliance with Intellisys, Inc., a ChoicePoint subsidiary. We also offer our licensees consulting services to assist them in integrating the AIMSuite software or to provide custom features. We provide installation, maintenance and support services to users of AIM QuickView and AIM GA.

    To individual consumers, we offer a full range of high quality term life insurance products. Through our consultative sales process, which we are enhancing through the development of our automated rate calculation, or ARC, software, we help the consumer to comparison shop and select the appropriate policy. We are developing new features to enable applicants to track the status of their applications with any carrier that has installed the AIMSuite software.

TECHNOLOGY PRODUCTS AND SERVICES

    The AIMSuite consists of integrated software programs that enable insurance carriers, agencies, agents and information providers to process insurance policy applications, transfer critical applicant data, facilitate policy issuance, service policies, manage the carrier-agent relationship and manage general agency operations. All users of AIMSuite software can connect to our Hub data processing service via the public Internet or virtual private networks, or VPNs. Our Hub servers run our Hub software, which converts data transmitted to the Hub into standard transfer protocols, stores the data and identifies their proper destination. The Hub is located at our San Francisco, California headquarters.

    Only the AIMSuite software can utilize the Hub's real-time data synchronization capability for application processing and policy issuance and administration. We license the AIMSuite software to insurance carriers and authorize them to distribute general agency software components to their authorized agents. We currently offer new licenses for an AIMSuite system consisting of the following basic components--

    - AIM QuickView, the primary application for data movement via the Hub;

    - AIM GA, a full-featured contact management general agency management system; and

    - AIM ITS, a tele-interviewing system that can send and receive data from the Hub.

    Once the carrier and associated information providers have installed the essential AIMSuite components, utilities convert all data entered into the Hub's secure storage databases from each information provider's computer systems and other non-AIMSuite applications into the same life insurance industry standard NAILBA format. The AIM-standard NAILBA-compliant data allows for the automation of the application process without the need for modifying legacy systems or rewriting existing "expert" underwriting systems. The standardized data can then be distributed securely through the Hub to any site that has been approved for access to the data.

    AIM ITS is a critical part of the AIM Suite processing solution. After the initial insurance application is submitted to a general agency or insurance company, the medical information section of every life insurance application form must be completed for the applicant. AIM ITS provides a platform for the collection of this information through a telephone interview process. This information can be combined with all other application information, which is sent to the telephone interviewing site electronically, and relayed to an insurance carrier or underwriter for review and approval. An applicant's disclosure of a health condition will prompt follow-up questions designed to elicit additional information that the insurance carrier will require to process the application. This feature reduces the need for additional requests for information and attending physicians' statements, thus saving time and expense for all parties.

    We have licensed AIM ITS to IntelliSys, which specializes in gathering information to support life and health insurance underwriting decisions through telephone call-in centers. IntelliSys makes AIM ITS service available to carriers who have licensed the complete AIMSuite of software. We receive a fee from IntelliSys for each new policy application containing AIM ITS data that is transferred through the Hub.

    The following diagram shows how the AIM/Hub solution connects the parties involved in the life insurance sales cycle:

                AIM Hub Internet-based Data Distribution Process

  [graphic depicting the parties and software applications that can access the Hub, and the intelligent distribution of data through the Hub and among these parties]

    We license the AIMSuite software products to insurance carriers that pay us a license fee payable in two installments: upon execution of the agreement and upon the customer's acceptance of the software. We also receive a transaction fee for each life insurance application submitted for processing through the Hub. Generally, the transaction fee becomes payable when the licensed carrier's agent connects to the Hub and initially receives the application or submits data to the Hub. A single fee covers all data processed through the Hub for that application. We charge our customers an additional fee for each application for which data is transmitted using AIM ITS, and intend to charge a fee for other data services that we might provide to the carrier or its agents and agencies. Our license terms grant the carrier a perpetual, non-exclusive right to use the software and allow the carriers to distribute copies of the software components to agents and agencies who are licensed and appointed to sell its life insurance products. With one exception, we have never licensed the Hub software to any insurance carrier. We have licensed one complete AIMSuite system, including a version of the Hub software in executable form, to Allstate Insurance Company solely for use with its captive agency system, which helped us demonstrate the feasibility of the Hub technology in external environments.

    To date, we have licensed the AIMSuite software to over 30 insurance carriers that, in turn, have authorized a total of more than 1,000 general agents and information providers to install the AIM Agency QuickView software component. We have installed the AIM General Agency software component for 23 general agents. We have current AIMSuite license agreements with the 16 individual carriers identified in the table below. Under some of these license agreements, we also process transactions for the subsidiaries of the carrier licensee.

    These carriers and their subsidiaries are listed below.

------------------------------------------------------------------------------------
                                                                       AIMSuite
                                                                       Products
                 Carriers Covered Under License                       Covered(1)
-----------------------------------------------------------------  -----------------
     AIG Life Insurance Company                                         GA, QV
     Allstate Insurance Company                                         GA, QV
     - Allstate New York
     - Glenbrook Life
     - Lincoln Benefit Life
     - Northbrook Life
     - Surety Life
     American Express Financial Corporation:                              QV
     - American Enterprise Life
     American General Corporation                                       GA, QV
     - US Life Corporation
     - All American Life
     - American General Life Brokerage Group
     - Old Line Life
     American National Insurance Company                                  QV
     Federal Kemper Life Assurance Company                              GA, QV
     First-Penn Pacific Life Insurance                                  GA, QV
     GE Financial Assurance Holdings, Inc.                                QV
     - American Mayflower
     - First Colony Life of Virginia
     Legal & General America, Inc.                                        QV
     - Banner Life
     Lincoln National                                                     QV
     The Midland Life Insurance Company                                 GA, QV
     North American Company for Life and Health Insurance               GA, QV
     - North American Company for Life and Health Insurance
         New York
     Protective Life Insurance Corporation                              GA, QV
     - Empire General Life Assurance Corporation
     - West Coast Life Insurance Company
     Prudential Insurance Company of America                              QV
     Security-Connecticut Life Insurance Company                        GA, QV
     United of Omaha Life Insurance Company                             GA, QV
     - Companion Life
     - Mutual of Omaha

---------------

(1) GA--AIM General Agency
    QV--AIM QuickView

    Once a carrier and its agents have installed the QuickView software component, they can instantly begin sharing data through the Hub. Our objective is to disseminate the AIMSuite software as widely as possible. For this reason, we have been licensing this software and providing related services for fees that we consider low by comparison to other business-to-business applications. As the number of licenses and installed AIM GA and QuickView sites increase, we expect our Hub processing fees to increase significantly. We further believe that, once carriers and agents begin processing their policy data through the Hub, they will require additional services from us, including fee-based outsourcing services that we intend to provide at a price significantly lower than their current processing costs.

    The components of the AIMSuite, which are briefly described in the following table, offer a wide array of standard and premium, or additional cost, features and benefits to insurance carriers and their appointed agencies.


-----------------------------------------------------------------------------------------------------------------
Product                            Features                                   Benefits
-----------------------------------------------------------------------------------------------------------------
 AIM QUICKVIEW                     Automates and integrates the seamless      Eliminates redundant data entry,
 - AIM WEB QUICKVIEW               movement of application, case and agent    speeds up data movement, increases
 - AIM AGENCY QUICKVIEW            data throughout the insurance              data accuracy and reduces paper.
 - AIM CARRIER QUICKVIEW           application process.
                                   - Displays all pending case data for       - Dramatically reduces case status
                                     numerous carriers.                         calls from agencies to carriers,
                                                                                as well as from agents to
                                                                                agencies.
                                                                              - Creates one source for all
                                                                              carriers' pending information,
                                                                                eliminating the need to access
                                                                                multiple web sites
                                                                              - Reduces paper, mailing costs and
                                                                                reduces delivery time.
                                   - Tracks pending application cases         - Eliminates most status calls;
                                                                                provides real time case updates
                                                                                and links field offices to tele-
                                                                                interviewers and paramedical
                                                                                firms
                                   - Prints policies on-site                  - Eliminates 2-5 days of policy
                                                                                issuance time, reduces shipping
                                                                                costs and shipping delays
                                   - Develops on-line commission reports      - Enables instant access to
                                     using open SQL database                    commission reports; reduces data
                                                                                entry and improves accuracy
                                                                              - Substantially improves analysis
                                                                              of sales data and review of
                                                                                existing policy data for
                                                                                additional sales
                                   - Retains policy data on-site              - Offers data accessibility 24
                                                                              hours a day and makes its data
                                                                                available for use with other
                                                                                software packages
                                   - Integrates with AIM GA, AIM ITS and      - Eliminates duplicate data entry
                                     AIM Carrier QuickView                    and automates data movement
                                   - Links all carrier new business,          - Allows carriers to access their
                                     policy issue and commission systems      data in an open environment for
                                     to open SQL database                       better data review and
                                                                                statistical analysis
                                   - Standardizes policy data                 - Consolidates data from multiple
                                                                                legacy systems into an insurance
                                                                                industry standard for easier
                                                                                export to web sites, and provides
                                                                                field office integration
                                   - Prepares custom reports                  - Serves as an executive management
                                                                                report system with enhanced
                                                                                analytical and graphical
                                                                                capabilities
                                   - Displays pending data by carrier         - Allows management to view pending
                                                                                data on a single system
                                   - Generates error report                   - Catches improper data before it
                                                                              is sent to the field


-----------------------------------------------------------------------------------------------------------------
Product                            Features                                   Benefits
-----------------------------------------------------------------------------------------------------------------
 AIM GA                            Completely integrated and scalable         Allows general agency to store all
                                   agency management system, including        agency data in one database for
                                   plan administration and system             reporting and tracking new
                                   administration integrated with a           business, in-force policies,
                                   contact management system                  licensing and commissions
                                                                              administration.
                                   - Manages data for unlimited carriers      - Allows agencies to contract with
                                     and policies                               multiple carriers, as well as
                                                                                market and sell multiple product
                                                                                lines.
                                   - Cross checks carrier limits during       - Improves accuracy of
                                     application entry process                applications, reduces returns and
                                                                                rejections
                                   - Updates policies electronically          - Streamlines policy administration
                                   - Automatically stores and checks all      - Speeds policy issuance by showing
                                     company policy requirements during         exact requirements needed to
                                     application entry process                  process a case.
                                                                              - Improves placement ratio with
                                                                                carriers due to thoroughness of
                                                                                application at receipt
                                   - Customizes activities                    - Automates work flows; reduces
                                                                                overhead
                                   - Integrates word processing,              - Reduces typing and allows faster
                                     automatically inserts data into form       communication through automation
                                     letters and reports
                                   - Reduces redundant data entry by field    - Increases accuracy and office
                                     offices                                    productivity
                                   - Tracks applications through entire       - Allows access to policy status
                                     process                                  and information on demand
                                   - Tracks agent leads, contracts,           - Increases efficiency of agency
                                     commissions, cases, appointments,          operations and legal compliance
                                     licenses and NASD requirements
                                   - Assigns a unique code to every agent     - Increases ability to target
                                     and every marketing program provided     market, and use advertising and
                                     to the agent                               sales dollars more efficiently.
                                   - Moves data from the agency's web page    - Enables agencies to share data
                                     or other software to an open SQL           created by other applications
                                     database
                                                                              - Reduces multiple data entry
-----------------------------------------------------------------------------------------------------------------
 AIM ITS                           Insurance application tele-interview       Improves interview results and
                                   software with customizable interview       accelerates application process
                                   templates; integrated with AIM
                                   QuickView
                                   - Allows carrier-specific application      - Improves data entry by following
                                     data entry and processing.                 forms exactly as written
                                   - Facilitates detailed interviews          - Substantially reduces the need
                                                                              for attending physician statements
                                   - Prompts follow up automatically          - Accelerates underwriting process

SALES AND MARKETING

    We currently market our technology products and services through our Vice President of Software Sales and Marketing. Following the offering, we intend to expand our sales and marketing efforts by hiring sales representatives, account managers, product managers and marketing managers. We expect that this additional marketing and sales staff will allow us to expand our current business to meet our sales objectives.

SERVICE, MAINTENANCE AND CUSTOMER PROJECTS

    We provide consulting services and support services performed under maintenance and support agreements with clients who have custom or standard products. We provide free maintenance for software defects and charge our carrier licensees for other services, such as installing AIM GA Software components at the general agencies. We also can provide our customers with documentation, training facilities and help desks. In the past, SelectTech has provided custom software development services to insurance carriers pursuant to project development contracts. We may offer such services in the future after we have completed the development and implementation of new technology at SelectQuote, and if we have additional engineering capacity that is not needed for continued development, installation, service and support of our AIMSuite software. We do not expect, however, that revenues from custom software development and consulting services will generate significant revenue in the future.

RETAIL INSURANCE SALES

    SelectQuote is one of the largest independent marketers of term life insurance products sold to individuals in the United States. Since 1985, we have sold more than 250,000 term life insurance policies. SelectQuote's operating philosophy and strategy from the outset have been to provide the best service and the lowest cost term life insurance in the shortest possible time from among America's top life insurance companies. Approximately 80% of the applications that we have submitted have resulted in the issuance of a policy. We believe that our conversion rate is higher than that generally applicable to the term life insurance industry.

    SelectQuote has long-standing agency relationships with the 19 insurance companies it currently represents, each of which has an A.M. Best Company "A" category rating or better. We have carefully selected these 19 carriers based on our belief that these companies have consistently offered the best combination of competitive pricing, product innovation, breadth of products, high-quality service and reliability. Each of these carriers has appointed us as its general agent on a national basis. The companies we currently represent include--

    - American Mayflower Life Insurance Company of New York (a GE Financial Assurance company)

    - Banner Life Insurance Co. (a Legal & General America company)

    - Companion Life (a United of Omaha Life Insurance Company company)

    - Continental Assurance Company (a CNA Life company)

    - Federal Kemper Life Assurance Company (a CNA Life company)

    - Fidelity Life Association, a Mutual Legal Reserve Company (a Zurich Kemper Life company)

    - First Colony Life Insurance Company (a GE Financial Assurance company)

    - First Penn-Pacific Life Insurance Company (a Lincoln National Corporation company)

    - Jackson National Life Insurance Company (a Prudential plc company)

    - Jackson National of New York

    - The Midland Life Insurance Company

    - North American Company for Life and Health

    - North American Company for Life and Health of New York (a Sammons Group company)

    - Protective Life Insurance Company

    - The Travelers Insurance Company

    - Travelers Life & Annuity (a member of CitiGroup)

    - United of Omaha Life Insurance Company (a Mutual of Omaha company)

    - Valley Forge Life Insurance Company (a CNA Life company)

    - William Penn Life Insurance Company of New York (a Legal and General America company)

    We sell policies in 48 states and the District of Columbia through licenses held by our company, an associated corporation or one or more of our employees in accordance with the requirements of each jurisdiction's insurance department. We help the consumer comparison shop and then select the appropriate policy. We have developed or acquired computer software that we employ in generating comparative quotations for term life insurance. This software also comprises part of the systems which we have used to gather and transmit applicant data, track application status and service term life insurance policies for our consumers. We have installed AIM QuickView internally to facilitate data transmission and communications during the application process.

    We are developing technology designed to allow us to increase our sales efficiency and lead-to-policy conversion rates, improve our services to consumers and reduce policy application processing time. We are developing an agency management system similar to the AIM General Agency management system. With this system, data from web leads will be entered automatically into the SelectQuote production database, and applications will be uploaded electronically to insurance companies or tele-interviewing centers. This new system will move pending, tracking, commission and other business information downloaded from insurance carriers or other sites to the SelectQuote production database and provide application status information directly to the consumer through the Internet. We intend to implement this new agency management system in stages during the first nine months of calendar year 2000.

    LEAD GENERATION. To operate efficiently, we try to achieve the highest attainable ratio of commission revenues to advertising and other new business expenses. Our leads are generated by national radio and television advertising, the Internet and "word of mouth" referrals. In the year ended June 30, 1999, SelectQuote generated 170,700 leads, of which 61% came from advertising, 10% came from the Internet and 29% came from other sources, mainly word of mouth. In SelectQuote's two most recent quarters, Internet leads increased to 23% and 30%, respectively, of total leads. Controlling lead costs is a significant factor in achieving profitability, and controlling lead volumes allows us to match leads to internal and external processing capacities. In the past, SelectQuote experienced periods of rapid growth when it could not process all leads profitably. With the integration of new technology solutions, we expect to increase our capacity for profitable growth.

    LEAD PROCESSING. We receive our leads by telephone or e-mail through our website. We use an automated call distribution system to route our calls. Whenever possible, calls or e-mails are routed to one of our insurance agents who is licensed in the jurisdiction of the caller. That agent will obtain from the consumer the more detailed information that the insurance carrier will need in order to determine whether or not to issue a policy. Using our database and the agent's knowledge of the underwriting criteria of the insurance carriers we represent, the agent is able to determine the lowest cost policy available from the carriers we represent to meet the consumer's needs. During this process, the agent, with the consumer's assistance, completes as much of an application form as possible. The application is then mailed to the consumer for review, correction, completion and signature. The completed application is then returned to us.

    If no agent is initially available, calls are routed to an unlicensed telephone representative, who collects basic data such as name, date of birth, address and coverage requirements. Overflow calls or calls received outside of normal business hours are routed to an outside service center, which collects the same basic data from the consumer. That data is entered into our computer system. Our software will match the consumer's requirements to the lowest cost policies offered by the carriers we represent. A computer-generated report is then mailed to the consumer, and is usually accompanied by an informational videotape. During this process, we maintain contact with the consumer through a series of customized letters. Calls received from consumers who have received a quotation package are connected to a licensed agent.

    In response to the dramatic increase in Internet leads, we have established a group of agents who specialize in responding to these leads. We also have developed and are continuing to expand our technology to assist these agents.

    POLICY ISSUANCE. After review, we send the application to the insurance carrier, which will gather whatever additional information, such as medical records and blood tests, is necessary for it to complete its review process. We assist the insurance carrier in this process by scheduling paramedical appointments and following up on requests for attending physicians' statements. We use AIM QuickView to expedite this process. After receipt of all necessary information, the carrier then determines whether to issue a policy to the consumer. If the insurance carrier decides not to issue a policy as requested, the agent will work with the consumer to obtain a different policy from the same or a different insurance carrier. The agent's goal is again to obtain the lowest cost and most suitable policy available.

Technology and Development

    We believe that we have been able to leverage our understanding of the insurance market as well as our staff and software development processes to build robust, open solutions for the insurance industry. The Hub is a configuration of software, primary and back-up servers, uninterruptible power supplies, redundant data storage equipment, security firewalls, network products and standard Internet and VPN connections. Our technology operates in a Windows environment with most standard client server operating systems, including Novell, NT, Unix or Linux. The applications software has been written in 32 bit C++ program language using ODBC to Sybase, Oracle or Microsoft SQL servers. Users of our technology must obtain licenses from Microsoft for some or all of the following products: Microsoft Windows NT 4.0, Windows 95 or Windows 98, Microsoft Exchange, Microsoft Word, Microsoft NT Server, Microsoft SQL Server or Microsoft Access.

    We devote substantial resources to the development of innovative software products for the insurance market. We invested approximately $390,000 in fiscal 1997, $780,000 in fiscal 1998, $2.6 million in fiscal 1999 and $1.6 million in the six months ended December 31, 1999 on research and development activities. This investment included approximately $6,000, $200,000 and $1.1 million in fiscal 1997, 1998 and 1999, respectively, and $486,000 and $987,000 in the six months ended December 31, 1998 and 1999, respectively, for customer-sponsored research and development activities related to the development of new products or services, or the improvement of existing products or services for the customer. We intend to continue to devote substantial resources to research and development for the foreseeable future.

    In developing our software products and the Hub, our technology products and services business has relied extensively on third-party developers, including operations conducted in Eastern Europe by corporations directly or indirectly controlled by two of our executive officers and directors, Steve Gerber and Michael Feroah. Under written software development agreements, all of these third-party developers, including our related parties, have provided these services on a project-by-project basis and have been paid for their time and materials at agreed rates that we consider arm's length. All intellectual property developed for us by these third-party developers, including our related parties, and their employees or consultants is assigned to us under these agreements. The corporations controlled by Messrs. Gerber and Feroah employ and have employed programmers who are not U.S. citizens or residents, however. See "Risk Factors--We utilize substantial offshore contract programming and development services that we do not control." Most of our technical and research and development engineers who are focused on our core products currently are based at our San Francisco offices. We rely more on our own staff engineers and local consultants than on these foreign corporations for our development outsourcing needs.

Intellectual Property

    Our success and ability to compete are substantially dependent upon our technology and intellectual property. While we rely on copyright, trade secret and trademark law to protect our technology and intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent product and service enhancements and reliable product and service maintenance are more essential to establishing and maintaining an intellectual property leadership position. We have no patents or patent applications pending. Others may develop products and services that are similar or superior to ours.

    We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners and generally control access to and distribution of our products, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products, services or technology. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

    Substantial litigation regarding intellectual property rights exists in the technology industry. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. We expect that we may increasingly be subject to infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. In addition, we believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology that they may claim our intellectual property infringes. Although we have not been party to any litigation asserting claims that allege infringement of intellectual property rights, we cannot assure you that we will not be a party to litigation in the future. Any third party claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

Competition

    The market for our current and planned products and services is intensely competitive. We compete with companies providing business-to-business information processing solutions aimed at the insurance industry, such as ChannelPoint, Intuit and the CyberTek division of Policy Management
Systems, Inc. We believe that the principal competitive factors include--

    - real-time data synchronization;

    - completeness of the software solution;

    - ease of integration and connectivity with existing and legacy computer systems;

    - data standardization;

    - pricing;

    - scalability;

    - service and support;

    - ease of use;

    - time to market; and

    - acceptance by insurance carriers and their agents and general agencies.

    Considering these factors, we believe that we compete favorably with our competitors. Some of our competitors have substantially greater financial and marketing resources, and their products have better known brands. In addition to pressure from our competitors, other barriers to the success and growth of our business-to-business processing solution for the insurance industry are the reluctance of carriers, their agents and other information providers to alter their present ways of doing business, the resistance of technology and information officers to implementing our complete solution, and the perception of some carriers and agencies that we are or may become a competitor that they are unwilling to support. If we are unable to successfully surmount these barriers and establish the AIMSuite system as the dominant approach to business-to-business data movement and integration for the insurance industry, our business, operations and financial condition will be affected adversely and the market price of our stock is likely to decline substantially.

    In SelectQuote's retail business, we compete with traditional insurance distribution channels, including thousands of insurance agency companies, agents and brokers, new non-traditional channels, such as commercial banks and savings and loan associations, and a growing number of direct distributors, including on-line services such as Quicken InsureMarket, InsWeb Corporation and Quotesmith.com. Some of our competitors have substantially greater financial and marketing resources, and their products have better known brands. We believe that the principal competitive factors in the insurance sales business are customer service, breadth and geographical penetration of products and service offerings, efficiency of operations, agent quality and training and the effectiveness of marketing efforts. We believe that we presently compare favorably with our competitors in these areas. However, the markets for insurance sales and information processing are evolving, and we cannot be certain that we will compete successfully in the future. We anticipate additional competition in both businesses from other established insurance and technology enterprises, as well as emerging companies. See "Risk Factors--We face intense competition in the insurance sales industry."

Regulation

    The future regulation of insurance sales via the Internet as a part of the new and rapidly growing electronic e-commerce business sector is unclear. We believe that SelectQuote is currently in compliance with all applicable laws and regulations. We are currently in the process of evaluating whether our acquisition of SelectQuote requires us to be licensed in any state and, if so, to obtain such licenses. However, state or federal regulators may interpret aspects of our business to be in violation of current laws or regulations. Also, additional state or federal regulations may be adopted, which could have an adverse impact on us.

    The U.S. insurance industry and the marketers of insurance products are subject to extensive regulation by state and federal governments and by the District of Columbia. This regulation extends to the operations of insurance companies, agency companies, agents and brokers and to our service.

    We sell policies in 48 states and the District of Columbia through licenses held by our company, an associated corporation or one or more of our employees in accordance with the requirements of each jurisdiction's insurance department. In general, state insurance laws establish supervisory agencies with broad administrative and supervisory powers to--

    - grant and revoke licenses to transact insurance business;

    - impose continuing education requirements;

    - regulate trade practices;

    - require statutory financial statements of insurance companies;

    - approve individuals and entities to whom commissions can be paid;

    - regulate methods of transacting business and advertising; and

    - approve policy forms, and regulate premium rates for some forms of insurance.

    Moreover, existing state insurance laws and regulations require that an agency company, or an individual within that company, be licensed in the applicable state in order to quote an insurance premium. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable insurance laws and regulations by insurance companies and their agents. In recent years, a number of insurance agents and the life insurance companies they represent have been the subject of regulatory proceedings and litigation relating to alleged improper life insurance pricing and sales practices. Some of these agents and insurance companies have incurred or paid substantial amounts in connection with the resolution of these matters. We do not currently sell the types of life insurance--primarily cash value life insurance policies such as universal life--which are the usual subjects of these actions.

    In addition, licensing laws applicable to insurance marketing activities and the receipt of commissions vary by jurisdiction and are subject to interpretation as to their application to specific activities or transactions. Our company, an associated corporation, or one or more of our employees is currently licensed to sell insurance in each of 48 states and the District of Columbia. We do not permit any of our other, unlicensed employees who have contact with consumers to provide services which we understand to require an agent's license. We monitor the regulatory compliance of our sales, marketing and advertising practices and the related activities of our employees. We also provide continuing education and training to our staff in an effort to ensure compliance with applicable insurance laws and regulations. We cannot assure you, however, that a state insurance department will not make a determination that one or more of the activities performed by an unlicensed employee constitutes the transaction of insurance and, thus determine that these activities must be performed only by licensed personnel, that the company or any of its agents are liable for fines or penalties, or that we or any of our agents should have our licenses suspended or revoked. See "Risk Factors--We operate in a heavily regulated industry."

    The federal government currently does not directly regulate the marketing of most insurance products. However, some products, such as variable life insurance, must be registered under federal securities laws and the entities selling these products must be registered with the NASD. We do not currently sell any federally regulated insurance products. If we elect to sell these federally regulated products in the future, we would be required to qualify for and obtain the required licenses and registrations.

    Further, we are subject to various federal laws and regulations affecting matters such as pensions, age and sex discrimination, financial services, securities and taxation. Recently, the Office of the Comptroller of the Currency has issued a number of rulings that have expanded the ability of banks to issue insurance products. The recently enacted Financial Services Modernization Act of 1999 eliminates many restrictions on the affiliation of insurance companies, banks and securities firms and addresses various consumer protection and privacy matters. This legislation and other future federal or state legislation, if enacted, could result in increased regulation of our business.

Employees

    As of January 31, 2000, we had 226 full-time employees, including 39 licensed insurance agents. None of our employees is subject to a collective bargaining agreement, and we believe that our relations with our employees are good. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, professional services and managerial personnel, and upon the continued service of our current personnel. We also use independent contractors to supplement our work force. None of our personnel is bound by an employment agreement that prevents the person from terminating his or her relationship with us at any time for any reason.

Properties

    Our executive offices are located in San Francisco, California, in an office building in which, as of January 31, 2000, we lease an aggregate of approximately 64,600 square feet. Our lease for approximately 5,300 square feet expires on April 5, 2000; our lease for approximately 27,600 square feet expires on November 30, 2002; and our lease for approximately 31,700 square feet expires on March 31, 2005. In addition, we lease approximately 3,800 square feet of storage space in a nearby building, under a lease that expires on December 31, 2002.

Legal Proceedings

    From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of third-party trademarks and other intellectual property rights by us and our licensees and claims related to insurance sales and claims. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe would materially harm our business or cause our revenues or stock price to fall.

                                   MANAGEMENT

Directors and Executive Officers

    Each of the current executive officers of Zebu named below began active service on December 23, 1999.

Name                                     Age                             Position
----                                   --------                          --------
Charan J. Singh......................     51      Chairman of the Board of Directors, Chief Executive
                                                  Officer

Steven H. Gerber.....................     53      President, Director

David L. Paulsen.....................     55      Chief Operating Officer--Insurance Products and
                                                  Services, Chief Financial Officer, Director

Michael L. Feroah....................     53      Chief Operating Officer--Software Products and
                                                  Services, Chief Technical Officer, Director

Hernan E. Reyes......................     65      Vice President, Operations--Software Products and
                                                    Services

Steven J. Tynan (1), (2).............     46      Director

Randall J. Wolf (3)..................             Director

------------------------

(1) Compensation committee member.

(2) Audit committee member.

(3) Director nominee.

    CHARAN J. SINGH founded SelectQuote in 1984 and has been Chief Executive Officer, President and director since its inception. Before founding SelectQuote, Mr. Singh worked at Charles Schwab & Company. Mr. Singh also served as the Chairman of the Board of Directors of SelectTech until the recent acquisition.

    STEVEN H. GERBER co-founded SelectTech and served as its President and Chief Executive Officer and as a director until its acquisition by SelectQuote.
Mr. Gerber has acted as SelectQuote's Chief Information Officer since 1993.
Mr. Gerber is President of Innovative Information Systems, a technology consulting company and has 25 years of experience in the information systems and strategic technology consulting industry.

    DAVID L. PAULSEN has been SelectQuote's Executive Vice President and Chief Operating Officer and has served as Chief Financial Officer for both SelectQuote and SelectTech and a director of SelectTech. Since 1986, he has managed all phases of SelectQuote's financial, administrative, advertising, human resources, shareholder relations and other non-sales operations. Mr. Paulsen was employed from 1973 to 1984 by the accounting firm of Deloitte & Touche in audit and human resources.

    MICHAEL L. FEROAH co-founded SelectTech and has served as its Executive Vice President, Chief Technology Officer and director until its acquisition by SelectQuote. From 1992 until his co-founding of SelectTech, Mr. Feroah served as a software development and technology consultant through his wholly owned corporation, Zebu International.

    HERNAN E. REYES joined SelectTech in 1996 as Vice President of Operations. From 1994 to 1996, he worked as a consultant and information technology director at Cirrus Logic. Mr. Reyes has over 38 years of experience in the information technology business, including more than 20 years at IBM.

    STEVEN J. TYNAN was elected a director of Zebu on January 16, 2000.
Mr. Tynan has been a managing member of High Ridge Capital LLC, an investment advisory firm that manages several private equity funds that invest in insurance companies and related financial services businesses, since 1999.

    RANDALL J. WOLF will become a director of Zebu on completion of the offering. Mr. Wolf has been a principal of Marsh & McLennan Capital, Inc., an investment advisory firm that manages private equity funds that invest in financial services companies and related financial services businesses. From 1993 to 1998, Mr. Wolf served in various positions in the Investment Banking Division of Goldman, Sachs & Co., most recently as Vice President in the High Technology Group.

Number, Term, Election and Compensation of Directors

    Our bylaws provide that the board of directors will consist of between three and seven directors, and currently fixes the number of directors at six until changed by approval of our stockholders or a majority of the directors. Each director is elected to serve until the next annual meeting of stockholders and until the election and qualification of his or her successor or his or her earlier resignation or removal. Our directors do not receive cash compensation for their services as directors or members of committees of the board of directors.

Board Committees

    We have established an audit committee and a compensation committee effective as of the closing of this offering. The audit committee will consist of Messrs. Tynan and Wolf. The functions of the audit committee are to make recommendations to the board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors and evaluate our internal controls. The compensation committee will consist of Messrs. Tynan, Wolf and a third director to be appointed to this committee prior to the closing of this offering. The functions of the compensation committee are to review and approve the compensation and benefits for our executive officers, administer our stock option and employee stock purchase plans and make recommendations to the board of directors regarding these matters.

Compensation Committee Interlocks and Insider Participation

    As of the end of our last fiscal year, we did not have a compensation committee, and all decisions regarding compensation of our executive officers were made by the board of directors. No executive officer currently serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee, which was established during fiscal year 2000.

Executive Compensation and Management Changes

    The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Chief Executive Officer and the next most highly compensated executive officer who earned at least $100,000 for services rendered to our predecessor, SelectQuote, during the fiscal year ended June 30, 1999.

                           Summary Compensation Table

                                                                Annual Compensation
                                                              ------------------------
Name and Principal Position                                    Salary          Bonus
---------------------------                                   ---------      ---------
Charan J. Singh
  Chief Executive Officer...................................  $180,000          --

David L. Paulsen
  Chief Financial Officer...................................   202,500          --

Compensation of Officers and Management Bonus Plan

    In January 1998, we entered into an at-will employment agreement with Hernan
E. Reyes. In February 2000, we entered into at-will employment agreements with Charan J. Singh, Steven H. Gerber, David L. Paulsen and Michael L. Feroah. These agreements are automatically renewed for successive one-year periods unless terminated by either party upon ninety days written notice. The agreements provide for the minimum salaries and initial bonuses described below and set out participation in benefit plans available to our executives. Upon termination of employment without cause or after a change of control, except for a termination for cause, the executives will receive a severance benefit equal to three years salary, bonus earned for the position of the portion of the year before termination, employee benefits for two years and full vesting of all options. No severance is payable after termination for cause or upon death or disability, but employee benefits are payable and all options fully vest upon a termination upon death or disability. The minimum salaries and bonuses for each of these employees for the fiscal year ending June 30, 2000, the aggregate number of shares of common stock subject to options held by each of these employees and the weighted average exercise prices of these options are listed below:

                                                                      Shares of
                                                                        Common        Weighted Average
                                                                   Stock Subject to    Exercise Price
                                Base Salary    Guaranteed Bonus        Options           of Options
                                ------------   -----------------   ----------------   ----------------
Mr. Singh.....................    $275,000          $100,000            731,080           $3.3865
Mr. Gerber....................     275,000           100,000            699,060            5.3693
Mr. Paulsen...................     250,000            75,000          1,547,262            3.3610
Mr. Feroah....................     250,000            75,000            716,807            5.5019
Mr. Reyes.....................     225,000            25,000            800,000            4.0531
                                                                      ---------           -------
  Total.......................                                        4,494,209           $4.1422
                                                                      =========           =======

Limitation of Liability and Indemnification Matters

    Our restated certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any breach of their duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the bylaws would permit indemnification. We have obtained officer and director liability insurance with respect to liabilities arising out of specific matters, including matters arising under the Securities Act.

    We have entered into agreements with our directors and executive officers that, among other things, will indemnify them for specific expenses, including attorneys' fees, judgments, fines and approved settlement amounts incurred by them in any action or proceeding, including any action by us or on our behalf, arising out of the person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We are obligated to advance expenses incurred by the indemnified person prior to the conclusion of any such action or proceeding, in the absence of a determination, as provided in the agreement, that indemnification would not be permitted under applicable law. We believe that these provisions and agreements are necessary, to attract and retain qualified directors and officers. These agreements also provide officers with the same limitation of liability for monetary damages that Delaware corporate law and our restated certificate of incorporation provide to directors.

Benefit Plans

    1999 STOCK OPTION PLAN

    Our 1999 Stock Option Plan, or the 1999 Plan, which was approved by our board of directors and stockholder in August 1999, provides for the issuance of incentive stock options under the Internal Revenue Code of 1986 and nonstatutory stock options to purchase common stock to employees, non-employee directors or consultants. A total of 10,000,000 shares of common stock has been authorized for issuance under the 1999 Plan. The fair market value of the common stock for purposes of option grants is the closing price of the common stock on the national securities exchange or market on which it is traded or quoted, or if it is not traded or quoted on a national securities exchange or market, is determined by the board of directors. In connection with the transactions in which SelectTech was acquired by SelectQuote and SelectQuote became Zebu's wholly owned subsidiary, we assumed all options outstanding under the SelectTech 1997 Stock Option Plan and the SelectQuote 1999 Stock Option Plan. The exercise price of each assumed option and the number of shares subject to the Option Plan were adjusted in accordance with the terms of the amended and restated agreement and plan of reorganization. However, the vesting schedules of all assumed options remained unchanged. Options currently outstanding generally vest one-third at the end of the first year and then monthly on a pro rata basis over the next two years. At January 31, 2000, 6,510,635 shares of common stock were subject to outstanding options, and 3,489,365 shares of common stock were available for future option grants, under the 1999 Plan.

    1999 EMPLOYEE STOCK PURCHASE PLAN

    Our 1999 Employee Stock Purchase Plan, or ESPP, was adopted by our board of directors and our stockholder in August 1999 and will take effect upon the closing of this offering. We have reserved 1,000,000 shares of common stock for issuance under the ESPP. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. Generally, the ESPP will be implemented through a series of offering periods of six months' duration, with new offering periods commencing on the first trading day after January 1 and July 1 of each year. However, the first offering period will commence on the first trading day after the closing of the offering and will expire on December 31, 2000. Generally, shares may be purchased at the end of each offering period.

    The ESPP will be administered by the compensation committee of our board of directors. Each of our employees and each employee of any majority-owned subsidiary of ours who has been employed continuously by us or a majority-owned subsidiary for at least 5 days prior to commencement of the offering period and who is customarily employed for more than 20 hours per week and more than five months per year will be eligible to participate in the ESPP. The ESPP permits an eligible employee to purchase common stock through payroll deductions, which may not exceed 10% of his or her compensation, at a price equal to 85% of the lesser of the fair market value of the common stock on the first business day of the offering period and the fair market value of the common stock on the last business day of the purchase period. Employees may terminate their participation in the ESPP at any time during the offering period, but they may not change their level of participation in the ESPP at any time during the offering period. Participation in the ESPP terminates automatically on the participant's termination of employment with us.

                           RELATED PARTY TRANSACTIONS

Shared Operations and Ownership

    Prior to the acquisition of SelectTech by SelectQuote on December 23, 1999, SelectQuote shared with SelectTech significant common management interests. Charan J. Singh, SelectQuote's president and a director, also was chairman of the board of directors of SelectTech. David L. Paulsen, SelectQuote's executive vice president, was a director of SelectTech and served as its Chief Financial Officer and Secretary. Immediately prior to SelectQuote's acquisition of SelectTech, the directors and executive officers of SelectQuote collectively owned 18% of SelectTech's outstanding equity securities, taking into account all rights to acquire capital stock. Furthermore, SelectQuote shareholders held approximately 64% of the issued and outstanding capital stock of SelectTech prior to the acquisition. In addition, SelectQuote directly held 150,000 shares of SelectTech Series A preferred stock, 67 shares of SelectTech common stock and a promissory note convertible into approximately 120,000 shares of SelectTech common stock.

    In connection with the acquisition of SelectTech by SelectQuote, and the related merger of SelectQuote with Zebu's wholly owned subsidiary, we issued 5,516,125 shares of our common stock in exchange for all of the outstanding shares of capital stock of SelectTech, options under our 1999 Stock Option Plan to purchase 3,388,822 shares of our common stock in substitution for outstanding options to purchase SelectTech common stock, and $2.5 million principal of 12% senior secured convertible debentures in exchange for like debentures issued by SelectTech. We also issued 5,031,805 shares of our common stock and 2,028,850 shares of our convertible preferred stock in exchange for outstanding shares of common stock and preferred stock of SelectQuote, and issued options under our 1999 Stock Option Plan to purchase 3,121,813 shares of our common stock in substitution for outstanding options to purchase common stock of SelectQuote.

    From SelectTech's formation in September 1995 until December 23, 1999, SelectQuote provided SelectTech with operating support, including management and administrative services (such as the services of Messrs. Singh and Paulsen), telephone and office facilities and other miscellaneous items. SelectQuote leased $38,000 of computer equipment to SelectTech under a 36-month capital lease that expired in March 1999 at an implicit interest rate of 9.0%. SelectQuote also charged SelectTech for services on a cost reimbursement basis. Total fees for the services provided by SelectQuote were $338,393 in fiscal 1997, $527,009 in fiscal 1998, $708,132 in fiscal 1999, and $903,526 for the six months ended December 31, 1999. These fees included sublease rental income of $24,214 in fiscal 1997, $85,302 in fiscal 1998, $134,892 in fiscal 1999, and
$171,348 in the six months ended December 31, 1999. SelectQuote also provided a substantial portion of SelectTech's working capital through equity investments, loans and guaranties. See "Management's Discussion and Analysis of Financial Condition--Liquidity and Capital Resources." All outstanding amounts due to SelectQuote by SelectTech were forgiven and all equity interests of SelectTech owned by SelectQuote were canceled in the merger in which SelectQuote acquired SelectTech.

Research and Development Arrangements

    Steven H. Gerber and Michael L. Feroah, two of our executive officers and directors and former directors and executive officers of SelectTech, are the sole shareholders of IIG. Effective as of June 1997, SelectTech entered into a contracting relationship with IIG pursuant to which IIG performed substantially all of the research and development and consulting work on behalf of SelectTech until December 23, 1999. IIG utilizes a network of other companies as subcontractors for the work. Messrs. Gerber and Feroah have an equity interest in several of these subcontracting companies as well. Under these contracts, IIG billed SelectTech $285,100, $544,700 and $1,010,300 for fiscal years 1997, 1998 and 1999, respectively. We have assumed SelectTech's contracts with IIG and outstanding payables of $779,044 at December 31, 1999 on the acquisition of SelectTech. See "Business--Technology and Development."

    Under written agreements with IIG, the various subcontracting companies and their employees and consultants who performed work for SelectTech assigned all of the work product and associated intellectual property to SelectTech. We acquired these rights in the acquisition. However, we cannot assure you that we will be able to enforce these assignments and our rights to the intellectual property. In addition, some of the subcontracting companies, employees and consultants are not U.S. residents and performed the work abroad. Enforcing our rights against non-U.S. persons could be expensive and difficult. For more information, please refer to "Risk Factors--We utilize substantial offshore contract software programming and development services that we do not control."

Employment and Consulting Agreements

    During fiscal years 1997, 1998 and 1999, IIG provided software programming and technical services to SelectQuote to develop new software and modify existing systems and databases. The amounts paid to IIG were $265,000, $327,000 and $116,000 in fiscal 1997, 1998 and 1999, respectively. During the same three fiscal years, Mr. Gerber provided consulting services to SelectQuote as its chief information officer through his personal consulting company and was paid $130,000 in each of those years.

Equity Investments

    On December 27, 1999, we sold 50,000 shares of Series D mandatorily redeemable convertible preferred stock to High Ridge Capital Partners II, L.P. for $5.0 million. In connection with this private placement, Steven J. Tynan, a member of High Ridge, became a member of our board of directors.

    In February 2000, we agreed to sell 2,041,845 shares of Series E mandatorily redeemable convertible preferred stock to a group of accredited investors, including High Ridge Capital Partners II, L.P. and several entities controlled by Marsh & McLennan GP I, Inc. and Marsh & McLennan GP II, Inc., for an aggregate purchase price of approximately $10.5 million. In connection with this private placement, Randall J. Wolf, a member of Marsh & McLennan Capital, Inc., has agreed to become a member of our board of directors following the completion of this offering.

    We believe that the foregoing transactions were in our best interests. These transactions were negotiated on an arm's length basis and entered into on terms no less favorable to us than could have been obtained from unaffiliated third parties and in connection with our bona fide business purposes. As a matter of policy, all future transactions with related parties will be approved by a majority of the independent and disinterested members of our Board of Directors.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2000, by: (1) each person known to beneficially own more than 5% of our common stock; (2) each of our directors;
(3) each executive officer named in the summary compensation table; and (4) all executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless indicated otherwise, the address of each person listed in the table is c/o Zebu, 595 Market Street, 6th floor, San Francisco, California 94105.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Shares of common stock issuable pursuant to options, to the extent those options are currently exercisable or convertible within 60 days of January 31, 2000, are treated as outstanding for computing the percentage of the person holding those securities, but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to applicable community property laws. This table does not give effect to the pending sale of 2,032,136 shares of our Series E preferred stock to High Ridge Capital Partners II, L.P. and several entities controlled by Marsh & McLennan GP I, Inc. and Marsh & McLennan GP
II, Inc., which will close in March 2000.

                                                                           Common Stock
                                                       -----------------------------------------------------
                                                                                   Percent Ownership
                                                        Number of Shares    --------------------------------
Name                                                   Beneficially Owned   Before Offering   After Offering
----                                                   ------------------   ---------------   --------------
Five-Percent Stockholders
Edward and Rose Gamrin(1)............................        1,817,271           13.3%                 %
High Ridge Capital Partners II, L.P..................        1,111,111            8.2
  20 Liberty Street
  Chester, Connecticut 06412
Burton Petersen......................................          704,256            5.2
  340 Sundance Circle
  Palm Desert, California 92211
Directors and Executive Officers
Charan J. Singh(2)...................................        2,149,997           15.6
Steven H. Gerber(3)..................................        1,302,867            9.5
Michael L. Feroah(4).................................        1,291,699            9.5
Steven J. Tynan(5)...................................        1,111,111            8.2
  c/o High Ridge Capital Partners II, L.P.
  20 Liberty Street
  Chester, Connecticut 06412
David L. Paulsen(6)..................................          931,352            6.6
All directors and executive officers as a group
  (seven persons)(7).................................        7,014,669           47.8

--------------------------

(1) Includes 4,000 shares held by the 1999 Irrevocable Trust for the Benefit of Thomas Elias Gamrin, for which Edward and Rose Gamrin disclaim beneficial ownership.

(2) Includes 97,826 shares held by Sylvia Hajek Singh and options to purchase 281,076 shares of our common stock which are exercisable within 60 days of January 31, 2000.

(3) Includes 3,207 shares held by Brian Scott Gerber and 9,621 shares held by Gerber minor children, for which Steven H. Gerber disclaims beneficial ownership. Includes 8,505 shares of common stock held by Innovative Information Group, Inc., of which Mr. Gerber is a director and shareholder. Mr. Gerber disclaims beneficial ownership of the shares of common stock held by IIG, except to the extent of his pecuniary interest therein. Also includes options to purchase 20,452 shares of our common stock which are exercisable within 60 days of January 31, 2000.

(4) Includes 8,505 shares of common stock held by Innovative Information Group, Inc. of which Mr. Feroah is a director and shareholder. Mr. Feroah disclaims beneficial ownership of the shares of common stock held by IIG except to the extent of his pecuniary interest therein.

(5) All shares are owned by High Ridge Capital Partners II, L.P. Mr. Tynan is president of the corporation that controls the general partner of High Ridge Capital Partners II, L.P., and could be deemed to be the beneficial owner of all of its shares. Mr. Tynan disclaims beneficial ownership of the shares of common stock that it holds except to the extent of his pecuniary interest therein.

(6) Includes options to purchase 478,615 shares of our common stock which are exercisable within 60 days of January 31, 2000.

(7) Includes options to purchase 1,016,290 shares of our common stock which are exercisable within 60 days of January 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock and provisions of our restated certificate of incorporation and bylaws is a summary only and is not a complete description. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur on or immediately prior to the closing of the offering under the terms of our restated certificate of incorporation, including the automatic conversion of all outstanding preferred stock into common stock, assuming the conversion of all convertible debentures into common stock, and including the deletion of references to Series A, Series B, Series C, Series D and Series E preferred stock from our certificate of incorporation.

    Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

    As of January 31, 2000, 10,497,974 shares of our common stock were outstanding and held of record by 136 stockholders. Each holder of our common stock is entitled to--

    - one vote per share;

    - dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

    - his, her or its pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

    Holders of common stock have no cumulative voting rights, preemptive rights or redemption rights to purchase or subscribe for any shares of our common stock or other securities. All the outstanding shares of common stock are fully paid and nonassessable. As of January 31, 2000, options to purchase 6,510,635 shares of common stock were outstanding, at a weighted average exercise price of $3.92 per share.

Preferred Stock

    Our board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the relative rights and preferences of the shares constituting any series to be established without any further vote or action by the stockholders. Any shares of preferred stock so issued may have priority over the common stock with respect to dividend, liquidation and other rights. On the closing of the offering, no shares of preferred stock will be outstanding. We have no current intention to issue any shares of preferred stock.

    The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. Although the issuance of preferred stock could provide flexibility in connection with possible acquisitions and other corporate purposes, it could also, under some circumstances, have the effect of delaying, deferring or preventing a change of control.

Antitakeover Effects of Provisions of our Restated Certificate of Incorporation and Bylaws

    Special meetings of the stockholders may be called only by a majority of the entire board of directors, the Chairman of the board of directors, the Chief Executive Officer or any individual holder of at least 25% of our outstanding common stock. The bylaws provide that stockholders seeking to bring business before, or to nominate directors at, an annual meeting of stockholders must provide timely notice in writing. To be timely, a stockholder's notice must be received by our Secretary not less than 120 calendar days nor more than 150 calendar days before the date of our proxy statement sent to stockholders for the prior year's annual meeting. The bylaws also contain specific requirements for the form of a stockholder's notice. These provisions may preclude or deter some stockholders from bringing matters before the annual meeting or from making nominations of directors, and may have the effect of delaying, deferring or preventing a change in control of our company.

Waiver of Delaware Antitakeover Statute

    Section 203 of the DGCL generally prohibits a publicly held Delaware corporation from engaging in an acquisition, asset sale or other transaction resulting in a financial benefit to any person who, together with affiliates and association, owns, or within three years, did own, 15% or more of a corporation's voting stock. The prohibition continues for a period of three years after the date of the transaction in which the person became an owner of 15% or more of the corporation's voting stock unless the business combination is approved in a prescribed manner. The statute could prohibit or delay, defer or prevent a change in control of our company. We have waived the provisions of
Section 203 in our certificate of incorporation.

Registration Rights

    The registration rights agreement we have entered into with several of our security holders, including High Ridge Capital Partners II, L.P. and, upon the closing of the sale of Series E preferred stock, entities controlled by Marsh & McLennan GP I, Inc. and Marsh & McLennan GP II, Inc., provides the security holders with conditional rights to cause us to register the security holders' shares of our common stock under the Securities Act. Under the terms of this agreement, the security holders acting as a group, or High Ridge or the Marsh & McLennan parties acting alone, may require us to use our diligent best efforts to file a registration statement under the Securities Act, at our expense, with respect to shares of common stock held by such security holders, High Ridge or the Marsh & McLennan parties, as applicable. We are not required to effect more than two demand registrations requested by the security holders or one demand registration requested by High Ridge or the Marsh & McLennan parties. Also, if we propose to register any of our securities under the Securities Act in a secondary registration, the security holders, including High Ridge and the Marsh & McLennan parties, may require us to include their shares of our common stock in the registration, subject to any limitation set by the underwriters on the number of shares included in the registration. The agreement also provides that, following this offering, the security holders may require us to use our best efforts to file registration statements on Form S-3, at their expense, provided that the aggregate price to the public for each registration is not less than $500,000. Such stockholders may assign their registration rights to any person to whom it transfers at least 32,000 shares of our common stock. The foregoing registration rights will terminate as to a specific stockholder if, after the offering, the stockholder will own less than 2% of the shares of our capital stock, on a fully diluted basis, and can sell all of its shares under Rule 144 of the Securities Act of 1933, as amended, within a period 90 days. It appears that few, if any, of the stockholders party to the agreement will retain registration rights after the offering.

    Pursuant to lockup agreements delivered to us by each of the security holders, these security holders may make no demand for registration of the shares subject to the registration rights agreement for 180 days following the closing of this offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of our stock in the public market following the offering, then the market price of our stock could fall.
After the offering,              shares of our common stock will be outstanding,
assuming no exercise of the underwriters' over-allotment option and no exercise
of outstanding options or warrants. Of those shares, the              shares
sold in the offering will be freely tradable, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. The remaining shares are "restricted securities," as that term is defined in Rule 144, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below. All of our officers and directors and almost all of our stockholders owning more than 1% of outstanding securities prior to the offering have signed lockup agreements pursuant to which they have agreed not to sell any shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock, for 180 days after the offering without the prior written consent of Deutsche Banc Securities Inc. Deutsche Banc Securities Inc. may, in its sole discretion, release all or any portion of the shares subject to the lockup agreements.

    The following table depicts securities eligible for future sale:


           Total shares outstanding....................................
           Total restricted securities.................................
           Shares that are freely tradable after the date of this
             prospectus under Rule 144(k), subject to the 180-day
             lockup agreement..........................................
           Shares that are freely tradable 90 days after the date of
             this prospectus under Rule 144 or Rule 701, subject to the
             180-day lockup agreement..................................
           Shares that are freely tradable 180 days after the date of this prospectus under Rule 144 (subject, in some cases, to volume limitations), under Rule 144(k) or pursuant to a
             registration statement to register for resale shares of
             common stock issued on exercise of stock options..........

    Following the offering, we intend to file a registration statement under the
Securities Act covering              shares of common stock reserved for
issuance under our 1999 stock option plan and our employee stock purchase plan.
Upon expiration of the lockup agreements, at least              shares of common
stock will be subject to vested options, based on options outstanding as of January 31, 2000. The registration statement is expected to be filed and become effective prior to expiration of the lockup agreements; accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market immediately after the lockup agreements expire.

    In general, Rule 144 provides that any person who has beneficially owned shares for at least one year, including an affiliate, is generally entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of common stock then outstanding, which will be
approximately              shares immediately after the offering, or the
reported average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the Commission. Sales under Rule 144 are subject to manner of sale restrictions, notice requirements and availability of current public information concerning us. A person who is not our affiliate and who has not been our affiliate within three months prior to the sale generally may sell shares without regard to the limitations of Rule 144, provided that the person has held the shares for at least one year. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Any of our employees, directors, officers or consultants holding shares purchased pursuant to a written compensatory plan or contract, including options, entered into prior to the offering is entitled to rely on the resale provisions of Rule 701, which permit nonaffiliates to sell shares without having to comply with the public information, holding period, volume limitation or notice requirements of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case beginning 90 days after the date of this prospectus.

    REGISTRATION RIGHTS

    After this offering, the holders of              shares of our common stock,
or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See "Description of Capital Stock--Registration Rights." After any registration of these shares, these shares will become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

                                  UNDERWRITING

    Under the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representatives Deutsche Bank
Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Cochran, Caronia Securities LLC have severally agreed to purchase from us the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                 Number
Underwriter                                                     of Shares
-----------                                                  ---------------
Deutsche Bank Securities Inc...............................
U.S. Bancorp Piper Jaffray Inc.............................
Cochran, Caronia Securities LLC............................
                                                                 -------
    Total..................................................
                                                                 =======

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to the terms and conditions set forth in the underwriting agreement. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

    We have been advised that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $ per share to other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives of the underwriters.

    We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to       additional
shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock that we are offering in this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to.

    We will be obligated, under the option, to sell these shares to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer additional shares on the
same terms as those on which the       shares are being offered.

    We have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act.

    Each of our officers and directors and certain of our stockholders has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement. When determining whether to consent to any release of shares from these lockup agreements, Deutsche Bank
Securities Inc. will consider the reason for requesting the release, the number of shares for which the release is being requested and the market conditions prevailing at the time.

    The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thus creating a short position in the common stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

    Cochran, Caronia Securities LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in July 1998. Since July 1998, Cochran Caronia has acted as a syndicate member in several public offerings of equity securities; however, it has not acted as a lead or co-manager prior to this offering. Cochran Caronia does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to (1) investment banking services it rendered to SelectTech in connection with the acquisition and a subsequent sale of our preferred stock, (2) investment banking services rendered to us in connection with the sale of Series D preferred stock to High Ridge Capital Partners II, L.P. and Series E preferred stock sold to High Ridge Capital Partners II, L.P. and certain limited partnerships of which Marsh & McLennan GP I, Inc. and Marsh & McLennan GP II, Inc. are general partner, and (3) its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

    At our request, the underwriters have reserved for sale, at the initial
public offering price, up to       shares for our employees, family members of
employees and other third parties. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

    We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $      .

Pricing of this Offering

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

    - estimates of our business potential.

    The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the common stock being offered hereby will be passed upon for Zebu by McCutchen, Doyle, Brown & Enersen, LLP, Palo Alto, California. McCutchen, Doyle, Brown & Enersen, LLP has irrevocably committed to purchase 9,708 shares of our Series E preferred stock in March 2000. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus. Chapin Shea McNitt & Carter advises us with respect to insurance licensing and regulatory matters and has reviewed such statements in this prospectus.

                                    EXPERTS

    The consolidated financial statements of Zebu included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of SelectTech included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 with respect to the common stock in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto.

    The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


Zebu Consolidated Financial Statements (formerly SelectQuote
  Insurance Services)

Independent Auditors' Report................................   F-2

Consolidated Balance Sheets.................................   F-3

Consolidated Statements of Operations.......................   F-4

Consolidated Statements of Stockholders' Equity.............   F-5

Consolidated Statements of Cash Flows.......................   F-6

Notes to Consolidated Financial Statements..................   F-7

SelectTech Financial Statements

Independent Auditors' Report................................  F-25

Balance Sheets..............................................  F-26

Statements of Operations....................................  F-27

Statements of Shareholders' Equity (Deficit)................  F-28

Statements of Cash Flows....................................  F-29

Notes to Financial Statements...............................  F-30

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Zebu:

    We have audited the accompanying consolidated balance sheets of Zebu and its subsidiary, SelectQuote Insurance Services, as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zebu and its subsidiary as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/  DELOITTE & TOUCHE LLP

San Francisco, California
February 29, 2000

                                      ZEBU
                          CONSOLIDATED BALANCE SHEETS

                                                                                                             Pro Forma
                                                                                                           Stockholders'
                                                                       June 30,                            Equity as of
                                                              --------------------------   December 31,    December 31,
                                                                 1998           1999           1999            1999
                                                              -----------   ------------   -------------   -------------
                                                                                                    (Unaudited)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $1,266,929    $   789,920     $ 2,845,477
  Investments available for sale at fair value..............     300,000        900,000              --
  Commissions and accounts receivable--net of allowance of
   $481,585, $542,412 and $635,214, respectively............   4,231,821      5,325,855       6,016,001
  Notes receivable from SelectTech..........................     200,000        450,000              --
  Other receivables from SelectTech.........................     370,174        808,109              --
  Other current assets......................................     314,050        555,181       1,486,443
                                                              ----------    -----------     -----------
    Total current assets....................................   6,682,974      8,829,065      10,347,921
                                                              ----------    -----------     -----------
LONG-TERM ASSETS:
  Property and equipment, net...............................   1,321,760      1,128,872       1,772,995
  Investment in SelectTech..................................     250,000        250,000              --
  Goodwill and other intangible assets......................          --             --      63,009,377
                                                              ----------    -----------     -----------
    Total long-term assets..................................   1,571,760      1,378,872      64,782,372
                                                              ----------    -----------     -----------
TOTAL ASSETS................................................  $8,254,734    $10,207,937     $75,130,293
                                                              ==========    ===========     ===========
      LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
          PREFERRED STOCK AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $1,344,022    $   912,470     $ 1,793,527
  Accrued compensation and benefits.........................     388,070        506,650         690,391
  Deferred tax liability....................................     953,747      1,301,804         497,097
  Current portion of deferred rent..........................      40,050             --              --
  Current portion of capital lease obligations..............      97,526        127,080         125,542
  Payables to related party.................................          --             --         779,044
  Current portion of deferred liability.....................          --             --         287,189
  Senior secured convertible debentures.....................          --             --       1,900,000
                                                              ----------    -----------     -----------
    Total current liabilities...............................   2,823,415      2,848,004       6,072,790
                                                              ----------    -----------     -----------
LONG-TERM LIABILITIES:
  Deferred compensation.....................................      82,195         64,195          40,195
  Deferred rent, less current...............................          --          8,404          17,988
  Capital lease obligations, less current...................     157,146        145,826          90,589
  Deferred liability, less current..........................          --             --         695,868
                                                              ----------    -----------     -----------
    Total long-term liabilities.............................     239,341        218,425         844,640
                                                              ----------    -----------     -----------
    Total liabilities.......................................   3,062,756      3,066,429       6,917,430
                                                              ----------    -----------     -----------
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK, Series
  D, $0.01 par value, 50,000 shares authorized, issued and
  outstanding (aggregate liquidation preference $5,000,000)
  (None pro forma)..........................................          --             --       4,743,776              --
                                                              ----------    -----------     -----------     -----------
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY:
  Convertible Series A preferred stock, $.01 par value,
   2,500,000 shares authorized, 1,137,235 shares issued and
   outstanding at June 30, 1998 and 1999 and December 31,
   1999 (aggregate liquidation preference $170,585) (None
   pro forma)...............................................      11,372         11,372          11,372              --
  Convertible Series B preferred stock, $.01 par value,
   1,250,000 shares authorized, 821,690 shares issued and
   outstanding at June 30, 1998 and 1999 and December 31,
   1999 (aggregate liquidation preference $501,231) (None
   pro forma)...............................................       8,217          8,217           8,217              --
  Convertible Series C preferred stock, $.01 par value,
   750,000 shares authorized, 69,925 shares issued and
   outstanding at June 30, 1998 and 1999 and December 31,
   1999 (aggregate liquidation preference $85,309) (None pro
   forma)...................................................         699            699             699              --
  Preferred stock, $.01 par value, 5,450,000 shares
   authorized, no shares issued and outstanding.............          --             --              --              --
  Common stock, $.01 par value: 50,000,000 shares
   authorized; issued and outstanding: 4,981,849 (June 30,
   1998 and 1999), 10,497,974 (December 31,
   1999--unaudited), 13,637,935 (pro forma).................      49,818         49,818         104,980         136,379
  Additional capital........................................   1,766,585      1,766,585      64,649,491      69,382,156
  Deferred stock compensation...............................          --             --        (861,772)       (861,772)
  Retained earnings (deficit)...............................   3,355,287      5,304,817        (443,900)       (443,900)
                                                              ----------    -----------     -----------     -----------
    Total stockholders' equity..............................   5,191,978      7,141,508      63,469,087      68,212,863
                                                              ----------    -----------     -----------     -----------
TOTAL LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND STOCKHOLDERS' EQUITY..................  $8,254,734    $10,207,937     $75,130,293     $75,130,293
                                                              ==========    ===========     ===========     ===========

              See notes to the consolidated financial statements.

                                      ZEBU

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                       Six Months Ended
                                                            For the Years Ended June 30,                 December 31,
                                                     ------------------------------------------   ---------------------------
                                                         1997           1998           1999           1998           1999
                                                     ------------   ------------   ------------   ------------   ------------
                                                                                                          (Unaudited)
REVENUE:
  Commission revenue, net..........................  $11,821,938    $15,306,106    $15,559,257     $7,151,136    $ 7,702,819
  Production bonuses...............................    2,999,533      3,686,287      4,381,300      2,196,070      2,608,278
  Transactional services...........................           --             --             --             --         16,969
  Consulting services..............................           --             --             --             --         10,786
  License and maintenance..........................           --             --             --             --          4,818
                                                     -----------    -----------    -----------     ----------    -----------
    Total revenue..................................   14,821,471     18,992,393     19,940,557      9,347,206     10,343,670
                                                     -----------    -----------    -----------     ----------    -----------

OPERATING EXPENSES:
  Marketing and sales..............................   13,483,732     12,709,450     13,866,680      7,040,905      8,151,458
  General and administrative.......................    2,054,056      2,176,728      2,615,852      1,297,110      2,163,299
  General and administrative expense reimbursement
   from SelectTech.................................     (338,393)      (527,009)      (708,132)      (294,145)      (903,526)
  Software development and consulting services.....           --             --             --             --        107,744
  Amortization of goodwill and other intangible
   assets..........................................           --             --             --             --        486,623
  Stock-based compensation(*)......................           --             --             --             --      1,324,951
                                                     -----------    -----------    -----------     ----------    -----------
    Total operating expenses.......................   15,199,395     14,359,169     15,774,400      8,043,870     11,330,549
                                                     -----------    -----------    -----------     ----------    -----------

INCOME (LOSS) FROM OPERATIONS......................     (377,924)     4,633,224      4,166,157      1,303,336       (986,879)

INTEREST INCOME, NET...............................       14,580         11,563         42,246         20,144         39,839

OTHER INCOME (EXPENSE), NET........................      (28,434)        36,469          4,962          4,441          1,230
                                                     -----------    -----------    -----------     ----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES..................     (391,778)     4,681,256      4,213,365      1,327,921       (945,810)

INCOME TAX EXPENSE (BENEFIT).......................     (162,410)     1,863,003      1,685,113        552,277       (375,862)
                                                     -----------    -----------    -----------     ----------    -----------

NET INCOME (LOSS)..................................  $  (229,368)   $ 2,818,253    $ 2,528,252     $  775,644    $  (569,948)
                                                     ===========    ===========    ===========     ==========    ===========

INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS
  (Note 14)........................................  $  (429,173)   $ 2,657,028    $ 2,328,447     $  652,998    $(5,654,014)
                                                     ===========    ===========    ===========     ==========    ===========

NET INCOME (LOSS) PER COMMON SHARE:................
  Basic............................................  $     (0.09)   $      0.53    $      0.47     $     0.13    $     (1.08)
  Diluted..........................................  $     (0.09)   $      0.40    $      0.36     $     0.11    $     (1.08)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:........
  Basic............................................    4,981,849      4,981,849      4,981,849      4,981,849      5,221,681
  Diluted..........................................    4,981,849      7,010,699      7,010,699      7,010,699      5,221,681

PRO FORMA DILUTED NET INCOME (LOSS) PER COMMON
  SHARE (UNAUDITED)................................                                $     (1.74)                  $     (1.12)
                                                                                   ===========                   ===========

SHARES USED TO COMPUTE PRO FORMA DILUTED NET INCOME
  (LOSS) PER COMMON SHARE (UNAUDITED)..............                                 12,526,824                    12,575,133
                                                                                   ===========                   ===========

(*) Stock-based compensation:

  Marketing and sales..............................           --             --             --             --    $   680,483
  General and administrative.......................           --             --             --             --        644,468
                                                     -----------    -----------    -----------     ----------    -----------
                                                     $        --    $        --    $        --     $       --    $ 1,324,951
                                                     ===========    ===========    ===========     ==========    ===========

                See notes to consolidated financial statements.

                                      ZEBU

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 Common Stock
                           -------------------------      Preferred Stock
                                                       ---------------------                    Deferred       Retained
                                          Par Value                Par Value    Additional        Stock        Earnings
                             Shares        Amount       Shares      Amount       Capital      Compensation     (Deficit)
                           -----------   -----------   ---------   ---------   ------------   -------------   -----------
BALANCE, JULY 1, 1996....   4,981,849    $   49,818    2,028,892   $ 20,288    $ 1,766,585      $      --     $ 1,791,856

NET LOSS.................                                                                                        (229,368)

CASH DIVIDENDS PAID......                                                                                        (578,727)
                           ----------    ----------    ---------   --------    -----------      ---------     -----------

BALANCE, JUNE 30, 1997...   4,981,849        49,818    2,028,892     20,288      1,766,585             --         983,761

NET INCOME...............                                                                                       2,818,253

CASH DIVIDENDS PAID......                                                                                        (446,727)
                           ----------    ----------    ---------   --------    -----------      ---------     -----------

BALANCE, JUNE 30, 1998...   4,981,849        49,818    2,028,892     20,288      1,766,585             --       3,355,287

NET INCOME...............                                                                                       2,528,252

CASH DIVIDENDS PAID......                                                                                        (578,722)
                           ----------    ----------    ---------   --------    -----------      ---------     -----------

BALANCE, JUNE 30, 1999...   4,981,849        49,818    2,028,892     20,288      1,766,585             --       5,304,817

SHARES AND OPTIONS ISSUED
  IN CONNECTION WITH
  SELECTTECH ACQUISITION
  (Unaudited)............   5,516,125        55,162                             57,882,906

NET LOSS (Unaudited).....                                                                                        (569,948)

DEFERRED STOCK
  COMPENSATION
  (Unaudited)............                                                                        (861,772)

VALUE OF PREFERRED STOCK
  BENEFICIAL CONVERSION
  FEATURE (unaudited)....                                                        5,000,000                     (5,000,000)

CASH DIVIDENDS PAID
  (Unaudited)............                                                                                        (178,769)
                           ----------    ----------    ---------   --------    -----------      ---------     -----------

BALANCE, DECEMBER 31,
  1999 (Unaudited).......  10,497,974    $  104,980    2,028,892   $ 20,288    $64,649,491      $(861,772)    $  (443,900)
                           ==========    ==========    =========   ========    ===========      =========     ===========


                               Total
                           Stockholders'
                              Equity
                           -------------
BALANCE, JULY 1, 1996....   $ 3,628,547
NET LOSS.................      (229,368)
CASH DIVIDENDS PAID......      (578,727)
                            -----------
BALANCE, JUNE 30, 1997...     2,820,452
NET INCOME...............     2,818,253
CASH DIVIDENDS PAID......      (446,727)
                            -----------
BALANCE, JUNE 30, 1998...     5,191,978
NET INCOME...............     2,528,252
CASH DIVIDENDS PAID......      (578,722)
                            -----------
BALANCE, JUNE 30, 1999...     7,141,508
SHARES AND OPTIONS ISSUED
  IN CONNECTION WITH
  SELECTTECH ACQUISITION
  (Unaudited)............    57,938,068
NET LOSS (Unaudited).....      (569,948)
DEFERRED STOCK
  COMPENSATION
  (Unaudited)............      (861,772)
VALUE OF PREFERRED STOCK
  BENEFICIAL CONVERSION
  FEATURE (unaudited)....            --
CASH DIVIDENDS PAID
  (Unaudited)............      (178,769)
                            -----------
BALANCE, DECEMBER 31,
  1999 (Unaudited).......   $63,469,087
                            ===========

                See notes to consolidated financial statements.

                                      ZEBU

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                        Six Months Ended
                                                              For the Years Ended June 30,                December 31,
                                                         ---------------------------------------   --------------------------
                                                            1997          1998          1999          1998           1999
                                                         -----------   -----------   -----------   -----------   ------------
                                                                                                          (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)....................................  $  (229,368)  $2,818,253    $2,528,252    $  775,644    $  (569,948)
  Adjustments to reconcile net income (loss) to cash
   provided by (used in) operating activities:
    Depreciation.......................................      501,535      559,101       590,553       292,602        308,410
    Amortization of goodwill and intangibles...........           --           --            --            --        486,623
    Non-cash stock compensation........................           --           --            --            --      1,324,951
    Loss from SelectTech stock.........................       87,132           --            --            --             --
    Deferred tax liability.............................      169,961      (31,556)      348,057        59,888       (804,707)
  Changes in operating assets and liabilities:
    Commissions and accounts receivable (net)..........   (1,529,073)    (544,983)   (1,094,034)     (245,037)      (151,526)
    Other receivables from SelectTech..................     (119,109)    (251,065)     (437,935)     (249,539)      (865,843)
    Other..............................................     (100,361)      (5,790)     (241,131)      (69,053)    (1,207,399)
    Accounts payable and accrued expenses..............      509,986     (175,717)     (431,552)     (211,849)       367,723
    Accrued compensation and benefits..................      101,796      116,828       118,580       (17,648)       183,741
    Deferred compensation..............................       (4,000)     (12,000)      (18,000)        6,000        (24,000)
    Deferred rent......................................      (13,353)     (28,446)      (31,646)      (19,256)         9,584
                                                         -----------   ----------    ----------    ----------    -----------
      Net cash flow provided by (used in) operating
       activities......................................     (624,854)   2,444,625     1,331,144       321,752       (942,391)
                                                         -----------   ----------    ----------    ----------    -----------
CASH FLOW FROM INVESTING ACTIVITIES:
    Property and equipment purchased...................     (653,866)    (327,074)     (271,811)     (156,490)      (610,186)
    Purchases of investments...........................     (300,000)    (800,000)   (1,100,000)           --             --
    Sales of investments...............................    1,900,000      600,000       500,000            --        900,000
    Investment in SelectTech...........................           --     (250,000)           --            --             --
    Cash acquired in SelectTech acquisition............           --           --            --            --         56,266
    Loans to SelectTech................................     (200,000)          --      (250,000)           --       (500,000)
                                                         -----------   ----------    ----------    ----------    -----------
      Net cash flow provided by (used in) investing
       activities......................................      746,134     (777,074)   (1,121,811)     (156,490)      (153,920)
                                                         -----------   ----------    ----------    ----------    -----------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds (repayments) of note payable to insurance
   company.............................................      300,000     (300,000)           --            --             --
  Repayment of senior secured convertible debentures...           --           --            --            --     (1,350,000)
  Capital lease obligations repaid.....................      (93,496)     (92,442)     (107,620)      (48,050)       (63,139)
  Issuance of Series D preferred stock (net of issuance
   costs)..............................................           --           --            --            --      4,743,776
  Dividends paid.......................................     (578,727)    (446,727)     (578,722)     (312,102)      (178,769)
                                                         -----------   ----------    ----------    ----------    -----------
      Net cash flow provided by (used in) financing
       activities......................................     (372,223)    (839,169)     (686,342)     (360,152)     3,151,868
                                                         -----------   ----------    ----------    ----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  .     (250,943)     828,382      (477,009)     (194,890)     2,055,557
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...........      689,490      438,547     1,266,929     1,266,929        789,920
                                                         -----------   ----------    ----------    ----------    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR.................  $   438,547   $1,266,929    $  789,920    $1,072,039    $ 2,845,477
                                                         ===========   ==========    ==========    ==========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:......
  Cash paid for interest expense.......................  $    62,472   $   63,589    $   33,806    $   25,675    $     6,974
  Cash paid for income taxes...........................  $   499,182   $1,737,445    $1,387,850    $  257,800    $       800
NONCASH INVESTING AND FINANCING ACTIVITY:
  Purchase of equipment under capital leases...........  $    51,737   $       --    $  125,854    $       --    $        --
  Issuance of common stock in SelectTech acquisition...                                                          $50,000,000
  Value of SelectTech options assumed..................                                                          $ 5,744,000
  Assumption of liabilities of SelectTech..............                                                          $ 7,209,000

                See notes to consolidated financial statements.

                                      ZEBU

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

1. DESCRIPTION OF BUSINESS

    DESCRIPTION OF BUSINESS--Zebu (the "Company"), was incorporated in Delaware on August 18, 1999 as a holding company for SelectQuote Insurance Services ("SelectQuote"). SelectQuote commenced its activities in July 1984 as an independent insurance agency. Select Quote sells term life insurance through the use of direct-response advertising, the internet, mail techniques and toll-free telephone lines. Customers are provided with a free quote comparing rates from a variety of insurance companies. SelectQuote relies on a combination of proprietary and commercially available software to perform its quote service and to assist in all phases of policy issuance and service.

    On August 17, 1999, SelectQuote signed a definitive agreement to acquire SelectTech, a company that develops software for the insurance industry and provides related computer consulting. On December 23, 1999, SelectQuote acquired and merged with SelectTech. Subsequent to the merger, the Company continues to operate under the tradenames "SelectQuote Insurance Services" and "SelectTech."

    The Company's board of directors approved an exchange of 3.286852 Company shares for each common and preferred share of SelectQuote. Accordingly, all historical financial information has been restated as if the exchange had been in effect for all periods presented.

    The accompanying consolidated financial statements reflect the combination of Zebu and SelectQuote at the historical cost of SelectQuote. The combination is shown retroactively as if it had occurred at the beginning of the earliest period presented. The consolidated financial statements reflect the operating results of SelectQuote for all periods presented and the operating results of SelectTech for the period from December 23, 1999 through December 31, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

    CONSOLIDATION--All material intercompany transactions and balances have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS--The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

    INVESTMENTS--The Company accounts for its short-term investments under Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. SFAS No. 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale," or "trading." Management determines the appropriate classification of its debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's debt securities are classified as available-for-sale and are carried at fair value based on quoted market prices, with unrealized gains and losses, if material, reported as a component of other comprehensive income (loss) in stockholders' equity. The difference between cost and fair value of the Company's debt securities was not material at June 30, 1999 and 1998. The cost of securities sold is based on the specific identification method.

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
    PROPERTY AND EQUIPMENT are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range generally from three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful life or the term of the lease.

    INVESTMENT IN SELECTTECH represents investment in SelectTech's mandatorily redeemable convertible Series A preferred stock purchased in April 1998, and is accounted for by the cost method.

    Prior to April 1997, the Company owned 50% of SelectTech. In April 1997, SelectTech changed its status from a limited liability company to a C corporation. The Board of Directors subsequently approved the payment of a dividend-in-kind of all the Company's shares of SelectTech stock, which were written down to an estimated fair value of $0. Consequently, the Company recorded a realized loss of $87,132. See Note 3 regarding the SelectTech acquisition.

    SOFTWARE DEVELOPMENT COSTS--Costs for the development of new SelectTech software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. The costs to develop such software have not been capitalized as SelectTech generally releases the software once technological feasibility has been established, and subsequent improvement costs have not been significant.

    Software development costs for SelectQuote software are reported in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE.

    REVENUE RECOGNITION--The Company's primary revenue source is commissions from the sale of term life insurance. Such commissions, which are based on a percentage of the premiums, are significantly higher in the first year of a policy compared with subsequent periods. In addition, the Company receives production bonuses from certain insurance companies for exceeding certain target levels during a specified bonus period.

    The Company recognizes annual first-year commissions as revenues when the policies have been approved by an insurance company underwriter and an initial premium payment (which may be annual, semiannual, quarterly or monthly) has been made by the policyholder. Revenues for renewal commissions and production bonuses are recognized when SelectQuote receives notification from the insurance companies that such commissions have been earned. An allowance is provided for estimated first-year and renewal commissions that will not be received due to nonpayment of premiums and policy cancellations by the policyholder (see
Note 4).

    With the acquisition of SelectTech, the Company recognizes software related revenue in accordance with SOP 97-2, SOFTWARE REVENUE RECOGNITION as amended by Statement of Position 98-4 ("SOP 98-4"). Additionally, the AICPA issued SOP 98-9 in December 1998, which provides

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued) certain amendments to SOP 97-2, and was effective for transactions entered into by SelectTech beginning July 1, 1999. Adoption of these amendments did not have a material impact on financial position, results of operations or cash flows.

    Software license revenue is recognized upon meeting each of the following criteria: execution of a written license agreement or contract; delivery and implementation of software; the license fee is fixed and determinable; collectibility of the proceeds is assessed as being probable; and vendor specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price generally charged when an element is sold separately, or if not yet sold separately, is established by authorized management. All elements of each order are valued at the time of revenue recognition.

    The portion of revenues from new license agreements which relate to SelectTech's obligations to provide customer support are deferred and recognized ratably over the contract support period, which is generally one to four years. Software maintenance contracts are renewable on an annual basis. Revenues from maintenance contract renewals are deferred and recognized ratably over the terms of the agreements.

    Revenues from transactional services, consulting and other services are recognized as the related services are provided or as the milestones are completed.

    CONCENTRATIONS OF CREDIT RISK--As of June 30, 1998, four insurance carriers accounted for 16%, 15%, 13%, and 13%, respectively, of total commissions and accounts receivable. As of June 30, 1999, three insurance carriers accounted for 28%, 13%, and 10%, respectively, of total commissions receivable. As of December 31, 1999, four insurance carriers accounted for 21%, 20%, 11% and 11%, respectively, of total commissions and accounts receivable.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of investments in fixed income securities and commissions receivable. The Company sells its products and services to companies in the insurance industry and generally does not require its customers to provide collateral to support accounts receivable.

    IMPAIRMENT OF LONG-LIVED ASSETS--The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 121 requires recognition of impairment losses related to long-lived assets in the event the net carrying value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company assesses the impairment of its long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

    ADVERTISING EXPENSES--Direct costs related to marketing and advertising the Company's product are expensed in the periods incurred. Advertising expenses were $5,672,556, $3,310,103 and $3,099,351 for 1997, 1998 and 1999,
respectively, and $1,793,424 and $1,849,214 for the six months ended
December 31, 1998 and 1999, respectively.

    NET INCOME (LOSS) PER COMMON SHARE--Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) less preferred dividends by the weighted-average number

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued) of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if the outstanding stock options, preferred stock and convertible debentures are converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

    PRO FORMA NET INCOME (LOSS) PER COMMON SHARE (UNAUDITED)--Unaudited pro forma net loss per common share for the year ended June 30, 1999 and six months ended December 31, 1999 included in the statement of operations is computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the SelectTech acquisition and the conversion of Series A, B, C and D convertible preferred stock into common stock as if such conversion had occurred on July 1, 1998 for the year ended June 30, 1999 and on July 1, 1999 for the six months ended December 31, 1999, or at the date of original issuance, if later.

    PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)--Effective upon the closing of the Company's proposed initial public offering, subject to certain conditions as described in Note 11, the outstanding shares of all series of convertible preferred stock will automatically convert into 3,139,961 shares of common stock. The unaudited pro forma amounts included on the balance sheet reflect these conversions as if they had occurred on December 31, 1999.

    STOCK-BASED COMPENSATION--The Company accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company reports non-employee stock-based compensation in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION.

    COMPREHENSIVE INCOME--There are no differences between comprehensive income and net income as reported in the Company's statements of operations.

    FINANCIAL INSTRUMENTS--The fair value of financial instruments, principally cash, receivables and accounts payable approximate their June 30, 1998 and 1999 carrying values because such items are primarily short-term in nature.

    INCOME TAXES--The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

    CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES--SelectTech operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company's future financial position, results of operations and cash flows: demand for performance availability and management software solutions; new product introductions by competitors; development of distribution channels; ability to implement and expand operational customer support and financial control systems to manage rapid growth, both domestically and internationally; the hiring, training and retention of key employees; fundamental changes in technology underlying software products; litigation or other claims against the Company.

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)
    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

    SEGMENT INFORMATION--The Company has adopted the provisions of SFAS
No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers.

    Prior to the merger the Company operated in a single industry segment, sales of term life insurance policies. Subsequent to the merger, the Company may operate in more than one segment. The operations, tangible assets and capital expenditures of SelectTech are not significant from the date of acquisition to December 31, 1999. All of the Company's revenues are received from customers based primarily in the United States. See Note 15 for information on major customers.

    NEW ACCOUNTING PRONOUNCEMENT--SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. This Statement, as amended, is effective for fiscal years beginning after June 15, 2000. The Company has not yet evaluated the impact of this Statement.

3. SELECTTECH ACQUISITION (UNAUDITED)

    On December 23, 1999, SelectQuote acquired all of the outstanding shares and options of SelectTech in exchange for 5,516,125 shares of the Company's common stock. The acquisition has been accounted for under the purchase method of accounting.

    Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below:

Value of SelectTech stock acquired in the acquisition.......  $50,000,000
Value of SelectTech options assumed.........................    5,744,000
Transaction costs...........................................      543,000
                                                              -----------
Purchase price..............................................   56,287,000
Estimated fair value of net liabilities acquired............    7,209,000
                                                              -----------
Purchase price including net liabilities acquired...........  $63,496,000
                                                              ===========

    The fair value of SelectTech acquired in the transaction consists of $7,209,000 in net liabilities assumed and $63,496,000 in intangible assets, including purchased software of $6,170,000,

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

3. SELECTTECH ACQUISITION (UNAUDITED) (Continued) assembled workforce of $864,000, customer list of $75,000, and goodwill of $56,387,000. The acquired intangible assets are being amortized over their estimated useful lives of two to three years.

    The preliminary allocation of the purchase price is based on current information and should not materially differ from the final determination.

    The following pro forma results of operations reflect the combined results of the Company and SelectTech for the year ended June 30, 1999 and for the six months ended December 31, 1999 and have been prepared as though the entities had been combined as of July 1, 1998. All intercompany accounts and balances have been eliminated.

                                                                  Six Months
                                                   Year Ended        Ended
                                                    June 30,     December 31,
                                                      1999           1999
                                                  ------------   -------------
                                                          (unaudited)
Revenues........................................  $ 22,823,334   $ 11,307,134
Net loss........................................  $(21,827,422)  $(14,032,294)
Net loss per share..............................  $      (2.10)  $      (1.82)
Shares used in computing net loss per share.....    10,497,974     10,497,974

4. COMMISSIONS AND ACCOUNTS RECEIVABLE, NET

    Commissions and accounts receivable, net, consists of the following:

                                                June 30,
                                        -------------------------   December 31,
                                           1998          1999           1999
                                        -----------   -----------   -------------
Commissions receivable................  $4,297,992    $5,503,267      $5,321,727
Production bonus commissions
  receivable..........................     415,414       365,000         690,000
Other accounts receivable.............          --            --         639,488
                                        ----------    ----------      ----------
    Total.............................   4,713,406     5,868,267       6,651,215
Less allowance........................    (481,585)     (542,412)       (635,214)
                                        ----------    ----------      ----------
Commissions and accounts receivable,
  net.................................  $4,231,821    $5,325,855      $6,016,001
                                        ==========    ==========      ==========

    The Company estimates an allowance for receivables that will not be collected due to nonpayment of commissions and policy cancellations by the policy holder and nonpayment of accounts by insurance carriers. Such allowance is established based on management's evaluation of various factors, including historical write-off experience and industry trends. While management uses the information available to make evaluations, future adjustments to the allowances may be

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

4. COMMISSIONS AND ACCOUNTS RECEIVABLE, NET (Continued) necessary. Any such adjustments are reflected in current operations. Additions to the allowance are charged against revenue. Commissions receivable are written off against the allowance when commissions are deemed uncollectible. Changes in the allowance were as follows:

                                                             Six Months Ended
                              Year Ended June 30,              December 31,
                       ---------------------------------   ---------------------
                         1997        1998        1999        1998        1999
                       ---------   ---------   ---------   ---------   ---------
Balance, beginning of
  period.............  $ 508,264   $ 521,234   $ 481,585   $ 481,585   $ 542,412
Additions............    385,332     620,463     875,656     418,251     675,988
Write-offs...........   (372,362)   (660,112)   (814,829)   (386,130)   (583,186)
                       ---------   ---------   ---------   ---------   ---------
Balance, end of
  period.............  $ 521,234   $ 481,585   $ 542,412   $ 513,706   $ 635,214
                       =========   =========   =========   =========   =========

5. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                               June 30,
                                       -------------------------   December 31,
                                          1998          1999           1999
                                       -----------   -----------   -------------
Computers............................  $ 1,653,326   $ 1,782,276    $ 2,519,909
Equipment............................      683,904       850,587        915,901
Furniture and fixtures...............      485,782       497,077        563,173
Leasehold improvements...............      416,467       419,654        459,162
Capitalized software.................           --            --        305,562
                                       -----------   -----------    -----------
    Total............................    3,239,479     3,549,594      4,763,707
Less accumulated depreciation........   (1,917,719)   (2,420,722)    (2,990,712)
                                       -----------   -----------    -----------
Property and equipment, net..........  $ 1,321,760   $ 1,128,872    $ 1,772,995
                                       ===========   ===========    ===========

    Included in property and equipment at June 30, 1998 and 1999 and December 31, 1999 is equipment acquired under capital leases with a cost of $471,479, $597,333 and $650,309 and accumulated depreciation of $240,648,
$358,904 and $476,321, respectively.

    Depreciation expense was $501,535, $559,101 and $590,553 during the years ended June 30, 1997, 1998 and 1999, respectively, and $292,602 and $308,410 for the six months ended December 31, 1998 and 1999, respectively.

6. TRANSACTIONS WITH SELECTTECH AND OTHER RELATED PARTIES

    Prior to the acquisition, certain shareholders of the Company were shareholders of SelectTech, and two officers of the Company participated in the management and direction of SelectTech, including serving on SelectTech's Board of Directors. The Company provided SelectTech with certain operating support, which included management and administrative services, telephone and office

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

6. TRANSACTIONS WITH SELECTTECH AND OTHER RELATED PARTIES (Continued) facilities, and other miscellaneous items and charged SelectTech for these benefits on a cost reimbursement basis. Receivables from SelectTech for such services were $344,074 and $761,084 at June 30, 1998 and 1999, respectively. Total fees for these services provided by the Company were approximately $338,393, $527,009 and $708,132 in fiscal 1997, 1998 and 1999, respectively, and
$294,145 and $903,526 for the six months ended December 31, 1998 and 1999, respectively. Included in the total fees was sublease rental income (see
Note 10).

    In February 1997, the Company loaned SelectTech $200,000 at an interest rate of 10% per annum due on July 31, 1998. However, payment on the note and related interest were deferred due to SelectTech's refinancing discussed in the following paragraph. Interest income recognized by the Company related to the note was $6,100, $20,000 and $20,000 in fiscal 1997, 1998 and 1999, respectively, and $10,000 and $10,000 for the six months ended December 31, 1998 and 1999, respectively. Receivables from SelectTech for accrued interest income were $26,100 and $46,100 at June 30, 1998 and 1999, respectively.

    On October 15, 1998, SelectTech entered into a Debenture Purchase Agreement (the "Agreement") which required the Company to agree to subordination of both the Company's $200,000 note receivable from SelectTech and $453,300 of the outstanding receivable for operating services from SelectTech. As a condition of the subordination, the note receivable from SelectTech was made convertible into shares of SelectTech's common stock at $1.67 per share. The Agreement also allowed SelectTech to repay the $453,300 other receivable balance in twelve monthly installments of $37,800 commencing in October 1998 and that subsequent charges for operating services be paid on a current basis. However, none of these installment payments were made, although certain operating costs charged by the Company to SelectTech were reimbursed subsequent to the Agreement date. All amounts due at December 23, 1999 were canceled concurrent with the merger.

    In June 1999, the Company loaned SelectTech an additional $250,000 in the form of a promissory note bearing interest at 9% per annum and due on December 31, 1999. The Company made two additional loans to SelectTech of $250,000 each in October and November 1999 under similar terms. All of these loans were canceled concurrent with the merger.

    During 1997, 1998 and 1999, two members of the Company's Board of Directors worked as consultants to the Company and provided software development, computer system management, and marketing and advertising assistance. The fees included in general and administrative expenses for these services were $179,850, $181,013 and $181,013 in 1997, 1998, and 1999, respectively. For the six months ended December 31, 1998 and 1999, such general and administrative expenses were $90,506 in each period.

    While working as a consultant for the Company, a current officer of the Company had a compensation agreement with the Company whereby he deferred a portion of his consulting fees until the Company reached and exceeded cash break-even from operations for three consecutive months and more senior obligations had been repaid. The balance was $82,195, $64,195 and $40,195 as of June 30, 1998 and 1999 and December 31, 1999, respectively.

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

7. INCOME TAXES

    Income tax expense (benefit) consists of the following components:

                                                                  Six Months Ended
                                Years Ended June 30,                December 31,
                        -------------------------------------   ---------------------
                          1997         1998          1999         1998        1999
                        ---------   -----------   -----------   ---------   ---------
Current income taxes:
  Federal.............  $(501,837)  $1,447,782    $1,035,246    $367,805    $ 318,327
  State...............   (123,730)     383,245       301,759     124,584      110,468
                        ---------   ----------    ----------    --------    ---------
    Total.............   (625,567)   1,831,027     1,337,005     492,389      428,795
                        ---------   ----------    ----------    --------    ---------

Deferred income taxes:
  Federal.............    375,126          652       274,710      61,319     (611,694)
  State...............     88,031       31,324        73,398      (1,431)    (192,963)
                        ---------   ----------    ----------    --------    ---------
    Total.............    463,157       31,976       348,108      59,888     (804,657)
                        ---------   ----------    ----------    --------    ---------
Income tax expense
  (benefit)...........  $(162,410)  $1,863,003    $1,685,113    $552,277    $(375,862)
                        =========   ==========    ==========    ========    =========

    The difference between income tax expense (benefit) based on the federal tax rate and amounts reported in the statements of operations is as follows:

                                                                                           Six Months
                                                                                             Ended
                                                   Years Ended June 30,                   December 31,
                                           ------------------------------------      ----------------------
                                             1997          1998          1999          1998          1999
                                           --------      --------      --------      --------      --------
Federal tax (benefit) at statutory
  rate...................................    (34)%          34%           34%           34%           34%
State taxes, net of federal benefit......     (6)            6             6             6             6
Other....................................     (2)           --            --             2            --
                                             ---            --            --            --            --
Income tax expense (benefit).............    (42)%          40%           40%           42%           40%
                                             ===            ==            ==            ==            ==

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

7. INCOME TAXES (Continued)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting and the amounts used for income tax purposes. The items comprising the Company's net deferred tax liability at June 30, 1998 and 1999 and December 31, 1999 are as follows:

                                               June 30,
                                       -------------------------   December 31,
                                          1998          1999           1999
                                       -----------   -----------   -------------
Deferred tax assets:
  Revenue recognized for tax.........  $   294,947   $   391,837    $   431,672
  Allowance for policy
   cancellations.....................      247,462       214,122        237,062
  Accrued liabilities................      107,965       140,139        151,293
  Deferred stock compensation........           --            --        527,786
  Goodwill and other intangibles.....           --            --        193,843
  Other..............................      163,584       142,347         81,125
                                       -----------   -----------    -----------
    Total deferred tax assets........      813,958       888,445      1,622,781

Deferred tax liability--commissions
  receivable.........................   (1,767,705)   (2,190,249)    (2,119,878)
                                       -----------   -----------    -----------
Net deferred tax liability...........  $  (953,747)  $(1,301,804)   $  (497,097)
                                       ===========   ===========    ===========

8. SENIOR SECURED CONVERTIBLE DEBENTURES

    As a result of the acquisition of SelectTech, the Company assumed SelectTech debentures issued under a Debenture Purchase Agreement with three insurance carriers that provided $2,500,000 at 12% interest. The Company also assumed $750,000 of short-term loans from the insurance carriers to SelectTech. On December 27, 1999, the $750,000 of short-term loans was repaid to the carriers. In addition, the Company repaid in full $600,000 to one debenture holder. The terms of the remaining $1,900,000 in debentures were modified to transfer the holders a security interest in the Company's assets and alter the prepayment terms.

    The principal amount of the debentures are convertible into common stock at approximately $2.60 per share.

    The Debenture Purchase Agreement requires quarterly interest-only payments through September 30, 2000; thereafter, outstanding principal shall be repaid in twelve equal quarterly installments, plus interest, from December 31, 2000 through September 30, 2003.

9. MANDATORILY REDEEMABLE CONVERTIBLE SERIES D PREFERRED STOCK (UNAUDITED)

    On December 23, 1999, the Company issued 50,000 shares of Mandatorily Redeemable Convertible Series D Preferred Stock for $5,000,000. Issuance costs were $256,224.

    Each share of the Mandatorily Redeemable Convertible Series D Preferred Stock is convertible at the option of the holder at any time into 22.2222 shares of common stock, subject to adjustment

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

9. MANDATORILY REDEEMABLE CONVERTIBLE SERIES D PREFERRED STOCK (UNAUDITED) (Continued)
for certain anti-dilution provisions, and is automatically convertible into common stock upon a public offering of the Company's shares at a per share price which is at least $4.50 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) and the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000 or upon the consent of the holders of a majority of the shares outstanding. The Mandatorily Redeemable Convertible Series D Preferred Stock has voting rights equivalent to the number of common shares into which each share is convertible and has a liquidation preference of the original purchase price plus interest at 25% per annum, compounded annually. Additionally, on December 17, 2004 the Company must redeem all of the outstanding Mandatorily Redeemable Convertible Series D Preferred Stock at the greater of fair value (as defined) or the liquidation preference.

    The Mandatorily Redeemable Convertible Series D Preferred Stock has a beneficial conversion feature totaling $5,000,000, measured as the difference between the conversion price of $4.50 per share and the fair value of the underlying common stock at the time of issuance, limited to the amount of the proceeds received, and was accounted for as a Preferred dividend which was a reduction to income applicable to common shareholders at issuance.

10. COMMITMENTS AND CONTINGENCIES

    LEASES--The Company leases various office and computer equipment under capital leases that expire at various dates prior to June 2004. The leases also include noncancelable maintenance agreements for the office equipment. The Company also leases office facilities under operating leases that expire at various dates through March 2005 with options to renew. As of December 31, 1999, the minimum lease obligations are as follows:

                                                       Operating     Capital
                                                      -----------   ---------
Six months ending June 30:
  2000..............................................  $  990,137    $  82,822

Year ending June 30:
  2001..............................................   1,938,593       81,718
  2002..............................................   1,997,917       33,104
  2003..............................................   1,568,845       29,052
  2004..............................................   1,359,602       16,947
  2005..............................................   1,033,058           --
                                                      ----------    ---------
Total lease obligations.............................  $8,888,152      243,643
                                                      ==========
Less amount representing interest...................                  (27,512)
                                                                    ---------
Present value of minimum lease payments.............                  216,131

Less current obligation under capital leases........                 (125,542)
                                                                    ---------
Long-term obligation under capital leases...........                $  90,589
                                                                    =========

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES (Continued)
    Up until the acquisition, the Company subleased a portion of its office facilities to SelectTech. Monthly rental income varied based on usage and costs per square foot over the term of the lease. Rental income was $24,214, $85,302 and $134,892 during the years ended June 30, 1997, 1998 and 1999, respectively, and $50,563 and $171,348 for the six months ended December 31, 1998 and 1999, respectively.

    Rent expense was $433,545, $558,343 and $616,241 during the years ended June 30, 1997, 1998 and 1999, respectively, and $292,232 and $594,663 for the six months ended December 31, 1998 and 1999, respectively.

    LITIGATION--From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, prospects, consolidated financial condition and operating results.

11. STOCKHOLDERS' EQUITY

    Shares of common stock have been reserved for future issuance in connection with the conversion or exercise of the following securities as of December 31, 1999:

                                                              Common Shares
                                                                Reserved
                                                              -------------
Senior secured convertible debentures.......................      731,420
Series A Preferred Stock....................................    1,137,235
Series B Preferred Stock....................................      821,690
Series C Preferred Stock....................................       69,925
Series D Preferred Stock....................................    1,111,111
Stock options granted under the 1999 Stock Option Plan......    6,510,635
Stock options available for issuance under the 1999 Stock
  Option Plan...............................................    3,489,365
1999 employee stock purchase plan...........................    1,000,000
                                                               ----------
Total.......................................................   14,871,381
                                                               ==========

    CONVERTIBLE PREFERRED STOCK--In contemplation of the acquisition of SelectTech, the Company restated its Articles of Incorporation in August 1999 to increase the number of shares of preferred stock authorized from 5,000,000 to 10,000,000 and changed the par value from no par to $0.01 per share.

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

11. STOCKHOLDERS' EQUITY (Continued)
    Preferred Stock Series A, B and C information as of December 31, 1999 is as follows:

                                                               Liquidation Value
                                  Authorized     Shares      ---------------------
Series                              Shares     Outstanding    Amount     Per Share
------                            ----------   -----------   ---------   ---------
A...............................  2,500,000     1,137,235    $170,585      $0.15
B...............................  1,250,000       821,690     501,231       0.61
C...............................    750,000        69,925      85,309       1.22
                                  ---------     ---------    --------
Total...........................  4,500,000     2,028,850    $757,125
                                  =========     =========    ========

    CONVERSION--Each share of preferred stock may be converted into shares of common stock on a one-for-one basis, subject to adjustments under specific circumstances. Conversion is: (i) at the option of the preferred stockholder,
(ii) automatic upon the closing of an initial public offering of the Company's common stock.

    DIVIDENDS--The holders of the Series A, B and C preferred stock are entitled to receive in any fiscal year noncumulative dividends of $0.00913 per share, $0.0365 per share and $0.073 per share, respectively, when, and if, declared by the Company's Board of Directors. Such dividends, whether undeclared or unpaid, shall not bear or accrue interest. Preferred stock dividends declared and paid were $199,805, $161,225 and $199,805 during the years ended June 30, 1997, 1998 and 1999, respectively, and $122,646 and $84,066 for the six months ended December 31, 1998 and 1999, respectively.

    LIQUIDATION--In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the assets of the Company available for distribution shall be distributed: (i) $0.15 per outstanding share of Series A, (ii) $0.61 per outstanding share of Series B and (iii) $1.22 per outstanding share of Series C. If the assets of the Company available for distribution are not sufficient to pay the full amount of this distribution, plus any dividends thereon declared but unpaid, such assets will be distributed ratably among the holders of the preferred stock based on the full preferential amount per share of the preferred stock that each such holder is entitled to receive.

    REDEMPTION--The Company may at any time, at the option of the Board of Directors, redeem all or part (selected pro rata among all of the preferred shares) of the outstanding shares of Series A preferred stock at $0.15 per share. Series B and C preferred stock is not redeemable.

    VOTING RIGHTS--Each share of Series A, B and C preferred stock has voting rights equal to the number of common stock shares into which shares of preferred stock are convertible.

    COMMON STOCK--In anticipation of the acquisition of SelectTech, the Company changed the par value of common stock from no par to $0.01 per share.

    Through August 17, 1999, the Company had a "phantom stock" employee compensation plan where each unit of phantom stock entitled the record holder to receive the same cash dividends per

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

11. STOCKHOLDERS' EQUITY (Continued)
unit as a share of the Company's common stock. Phantom stock units terminate when the employee ceases to be an employee due to resignation, termination, retirement, or death. Phantom stock units:

    (a) have no voting rights

    (b) are not transferable or saleable to other parties

    (c) have no monetary value other than the right to receive payments equal to dividends earned on an equivalent number of shares of the Company's common stock as of the date of record of each dividend, provided that the record holder is an employee as of that date

    (d) are fully vested when granted.

    Prior to fiscal 1997, 24,500 phantom stock units had been granted. In fiscal 1998 and 1999 an additional 53,500 units and 163,557 units, respectively, were granted. No forfeitures of any units occurred. Compensation expense has been recognized by the Company with respect to cash dividends paid under the phantom stock plan.

    On August 17, 1999, all phantom stock units were converted into the Company stock option plan described in Note 13.

12. EMPLOYEE BENEFIT PLAN

    The Company has a pretax savings plan covering nearly all its employees that is intended to qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15 percent of their pretax salary, subject to certain limitations. The Company makes a discretionary profit sharing contribution and matches each employee's contributions up to $300 per plan year. The Company contributions were $21,450, $27,672 and $27,863 during the years ended June 30, 1997, 1998 and 1999, respectively, and $22,092 and $28,906 for the six months ended December 31, 1998 and 1999, respectively.

13. STOCK OPTION PLAN (UNAUDITED)

    On August 17, 1999, the Company authorized the 1999 Stock Option Plan (the "1999 Plan") under which the Board of Directors may grant options to purchase shares of common stock to employees, non-employee directors, and consultants. A total of 10,000,000 shares of common stock have been reserved for issuance under the 1999 Plan. Options generally vest one-third at the end of the first year and then monthly on a pro rata basis over the next two years. The options expire ten years from the date of grant.

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

13. STOCK OPTION PLAN (UNAUDITED) (Continued)
    In the period from August 17, 1999 through the date of acquisition of SelectTech, the Company granted options which were converted at the time of the merger based on a conversion formula. Options issued by SelectTech prior to the acquisition were also converted to Company options. The following table summarizes option activity using post-merger amounts.

                                                      Number        Average
                                                     of Shares   Exercise Price
                                                     ---------   --------------
Balance at July 1, 1999............................         --       $   --

Grants:
  SelectQuote plan.................................  3,121,813        4.350
  SelectTech plan..................................  3,388,822        3.521
                                                     ---------       ------
Balance at December 31, 1999 (1,081,352 shares
  vested at a weighted average exercise price
  of $0.36)........................................  6,510,635       $3.918
                                                     =========       ======

    Options outstanding and currently exercisable by exercise price at December 31, 1999 are as follows:

               Options Outstanding
-------------------------------------------------
                                 Weighted           Options Currently
                                 Average             Exercisable --
Exercise     Number             Remaining                Number
 Price     Outstanding   Contractual Life (Years)      Outstanding
--------   -----------   ------------------------   -----------------
$0.0016       627,318               7.5                   554,560
$  0.26       513,278               8.2                   325,339
$  0.76        80,528               9.6                    80,528
$  1.98       175,847               9.6                   120,925
$  2.43       537,588               9.6                        --
$  2.60        60,952               9.2                        --
$  4.99     1,877,848               9.9                        --
$  5.00       797,703               9.6                        --
$  5.50     1,839,573               9.6                        --
            ---------               ---                 ---------
            6,510,635               9.3                 1,081,352
            =========               ===                 =========

    The Company accounts for employee and board of director stock options in accordance with APB 25. Under APB 25, compensation expense is recognized based on the amount by which the fair value of the underlying common stock exceeds the exercise price of the stock options at the measurement date, which in the case of employee stock options is typically the date of grant. For financial reporting purposes, the Company has determined that the fair market value on the date of grant of certain employee stock options associated with the conversion of the phantom stock compensation plan was in excess of the exercise price of the options. Such excess is recorded as deferred stock compensation and classified as a reduction of stockholders' equity, with a charge to

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

13. STOCK OPTION PLAN (UNAUDITED) (Continued) operations over the vesting period of the applicable options. Consequently, the Company recorded deferred stock compensation of $1,643,806 in the six-month period ended December 31, 1999 and amortized $1,240,403 during the same period.

    The fair value of stock options granted to consultants for future services to be performed for the Company was $542,917 for the six months ended
December 31, 1999. This amount has been recorded as deferred stock compensation. Of this amount, $84,548 was amortized during the six months ended December 31, 1999.

    The weighted average fair value for options granted during the six months ended December 31, 1999 was $1.75.

    ADDITIONAL STOCK PLAN INFORMATION--SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the disclosure of pro-forma net loss and loss per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values.

    The weighted average fair value of the Company's stock-based awards to employees was estimated using the minimum option pricing model with the following assumptions:

    Dividend yield--none
    Risk free interest rate--6%
    Expected term--3 years

    If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss and basic and diluted loss per common share on a pro forma basis (as compared to such items as reported) would have been as follows for the six months ended December 31, 1999:

Net loss:
  As reported...............................................  $(569,948)
  Pro forma.................................................   (896,285)
Basic and diluted net loss per common share:
  As reported...............................................  $   (1.08)
  Pro forma                                                       (1.14)

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

14. NET INCOME (LOSS) PER COMMON SHARE

    The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share:

                                                                  Six Months Ended
                               Years Ended June 30,                 December 31,
                       -------------------------------------   -----------------------
                         1997         1998          1999         1998         1999
                       ---------   -----------   -----------   ---------   -----------
Income (loss)
  attributable to
  common
  stockholders:
  Net income
   (loss)............  $(229,368)  $2,818,253    $2,528,252    $ 775,644   $  (569,948)
  Preferred
   dividends.........   (199,805)    (161,225)     (199,805)    (122,646)      (84,066)
  Value of preferred
   stock beneficial
   conversion........         --           --            --           --    (5,000,000)
                       ---------   ----------    ----------    ---------   -----------
  Income (loss)
   attributable to
   common
   stockholders......  $(429,173)  $2,657,028    $2,328,447    $ 652,998   $(5,654,014)
                       =========   ==========    ==========    =========   ===========
Shares:
  Shares used in the
   computation of
   Basic EPS.........  4,981,849    4,981,849     4,981,849    4,981,849     5,221,681
  Effect of
   conversion of
   preferred stock...         --    2,028,850     2,028,850    2,028,850            --
                       ---------   ----------    ----------    ---------   -----------
  Shares used in the
   computation of
   Diluted EPS.......  4,981,849    7,010,699     7,010,699    7,010,699     5,221,681
                       =========   ==========    ==========    =========   ===========

    For fiscal 1997 and the six months ended December 31, 1999, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

                                                  Year Ended      Six Months Ended
                                                June 30, 1997    December 31, 1999
                                                --------------   ------------------
Convertible debentures                                   --             731,420
Redeemable convertible preferred stock........    2,028,850           3,139,961
Stock options.................................           --             447,352
                                                  ---------           ---------
    Total.....................................    2,028,850           4,318,733
                                                  =========           =========

                                      ZEBU

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

15. MAJOR CUSTOMERS

    Revenue attributable to significant insurance carrier customers, representing approximately 10% or more of total revenue for at least one of the respective periods, is summarized as follows:

                                                                                           Six Months
                                                                                             Ended
                                                   Years Ended June 30,                   December 31,
                                           ------------------------------------      ----------------------
                                             1997          1998          1999          1998          1999
                                           --------      --------      --------      --------      --------
Carrier A................................     --%           --%           10%           --%           22%
Carrier B................................     23            18            --            13            --
Carrier C................................     15            12            15            14            --
Carrier D................................     --            --            12            --            20
Carrier E................................     --            17            13            16            10
Carrier F................................     13            --            --            --            --
Carrier G................................     --            --            --            13            15
Carrier H................................     --            --            --            11            10

16. SUBSEQUENT EVENTS (UNAUDITED)

    During February 2000, SelectQuote obtained a one-year line of credit from LaSalle Bank. SelectQuote may borrow against that line, provided it meets certain financial and other covenants and conditions. Any borrowings under the line of credit will bear interest at a rate determined by reference to the prime rate or to LIBOR. The line of credit is secured by a pledge of all of the assets of SelectQuote, which is senior to the security interest of the holders of the convertible debentures. It is also guaranteed by four of the Company's principal stockholders, and that guaranty is secured by a pledge of their Company stock.

    On February 29, 2000, the Company increased the authorized number of shares of common stock to 100,000,000.

    On February 29, 2000, the Company and investors entered into a binding agreement for the purchase and sale of 2,041,845 shares of Mandatorily Redeemable Convertible Series E Preferred Stock for $10,515,502. The terms of this issuance are similar to the terms of the Series D issuance discussed in
Note 9.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of SelectTech:

    We have audited the accompanying balance sheets of SelectTech as of June 30, 1998 and 1999, and the related statements of operations and shareholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of SelectTech's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of SelectTech as of June 30, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

/s/  DELOITTE & TOUCHE LLP

San Francisco, California
February 29, 2000

                                   SELECTTECH

                                 BALANCE SHEETS

                                                                      June 30,
                                                              -------------------------   December 23,
                                                                 1998          1999           1999
                                                              -----------   -----------   -------------
                                                                                           (Unaudited)
                                 ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  105,823    $    35,596    $    56,266
  Accounts receivable, net of allowance for doubtful
   accounts of $0, $40,095 and $40,095, respectively........     507,815        886,346        538,620
  Other.....................................................      14,905         35,898          9,096
                                                              ----------    -----------    -----------
    Total current assets....................................     628,543        957,840        603,982
PROPERTY AND EQUIPMENT, NET.................................     169,677        280,246        342,347
                                                              ----------    -----------    -----------
TOTAL ASSETS................................................  $  798,220    $ 1,238,086    $   946,329
                                                              ==========    ===========    ===========

             LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
           PREFERRED STOCK, AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $  379,493    $   467,898    $   513,333
  Payables to SelectQuote...................................     370,174        808,109      1,673,952
  Payables to other related parties.........................     608,817        794,679        779,044
  Deferred revenue..........................................      56,096        231,131        327,295
  Current portion of capital lease obligations..............      17,370          5,146          5,409
  Notes payable to SelectQuote..............................     200,000        450,000        950,000
  Promissory notes..........................................     100,000             --             --
  Senior secured convertible debentures.....................          --      1,769,398      2,576,860
                                                              ----------    -----------    -----------
    Total current liabilities...............................   1,731,950      4,526,361      6,825,893

DEFERRED REVENUE............................................     468,279        979,356      1,015,185

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS..............       8,873          3,727            955
                                                              ----------    -----------    -----------
    Total liabilities.......................................   2,209,102      5,509,444      7,842,033
                                                              ----------    -----------    -----------

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK, Series
  A, $0.001 par value: 750,000 shares authorized; 600,000
  shares issued and outstanding (aggregate liquidation
  preference $1,000,000)....................................   1,000,000      1,000,000      1,000,000
                                                              ----------    -----------    -----------

SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $0.001 par value: 750,000 shares
   authorized; no shares issued and outstanding.............          --             --             --
  Common stock, $0.001 par value: 8,500,000 shares and
   18,500,000 shares authorized, respectively; 6,500,000
   shares issued and outstanding (June 30, 1998 and 1999)
   and 7,250,000 (December 23, 1999, unaudited).............          --        718,294        719,044
  Accumulated deficit.......................................  (2,410,882)    (5,989,652)    (8,614,748)
                                                              ----------    -----------    -----------
    Total shareholders' equity (deficit)....................  (2,410,882)    (5,271,358)    (7,895,704)
                                                              ----------    -----------    -----------

TOTAL LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK, AND SHAREHOLDERS' EQUITY (DEFICIT).......  $  798,220    $ 1,238,086    $   946,329
                                                              ==========    ===========    ===========

                       See notes to financial statements.

                                   SELECTTECH

                            STATEMENTS OF OPERATIONS

                                                                                                  For the
                                                                                                  Period
                                                                                 Six Months    July 1, 1999
                                           For the Years Ended June 30,            Ended          Through
                                      ---------------------------------------   December 31,   December 23,
                                         1997          1998          1999           1998           1999
                                      -----------   -----------   -----------   ------------   -------------
                                                                                        (Unaudited)
REVENUES:
  Consulting services...............  $1,426,661    $1,361,412    $2,375,791     $1,207,539     $  936,132
  License and maintenance...........          --        15,625       299,183         27,337        142,247
  Transactional services............          --        55,211       296,893         68,651        365,610
                                      ----------    ----------    ----------     ----------     ----------
    Total revenue...................   1,426,661     1,432,248     2,971,867      1,303,527      1,443,989
                                      ----------    ----------    ----------     ----------     ----------

OPERATING EXPENSES:
  Software development and
   consulting services..............   1,350,236     2,343,512     4,759,127      2,163,884      3,076,293
  Marketing and sales...............     138,136       222,764       496,257        250,232        239,809
  General and administrative........     508,619       850,337     1,035,524        464,772        491,770
                                      ----------    ----------    ----------     ----------     ----------
    Total operating expenses........   1,996,991     3,416,613     6,290,908      2,878,888      3,807,872
                                      ----------    ----------    ----------     ----------     ----------

LOSS FROM OPERATIONS................     570,330     1,984,365     3,319,041      1,575,361      2,363,883

INTEREST EXPENSE, NET...............       9,126        20,213       258,929         71,286        261,213
                                      ----------    ----------    ----------     ----------     ----------

LOSS BEFORE INCOME TAXES............     579,456     2,004,578     3,577,970      1,646,647      2,625,096

INCOME TAX EXPENSE..................       3,100           800           800            800             --
                                      ----------    ----------    ----------     ----------     ----------

NET LOSS............................  $  582,556    $2,005,378    $3,578,770     $1,647,447     $2,625,096
                                      ==========    ==========    ==========     ==========     ==========

                       See notes to financial statements.

                                   SELECTTECH

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                       Retained
                                                 Common Stock          Earnings          Total
                                             ---------------------   (Accumulated    Shareholders'
                                              Shares      Amount       Deficit)     Equity (Deficit)
                                             ---------   ---------   ------------   ----------------
BALANCE, JULY 1, 1996......................  6,500,000   $     --    $   177,052      $   177,052

NET LOSS...................................                             (582,556)        (582,556)
                                             ---------   --------    -----------      -----------

BALANCE, JUNE 30, 1997.....................  6,500,000         --       (405,504)        (405,504)

NET LOSS...................................                           (2,005,378)      (2,005,378)
                                             ---------   --------    -----------      -----------

BALANCE, JUNE 30, 1998.....................  6,500,000         --     (2,410,882)      (2,410,882)

WARRANTS ISSUED............................               718,294                         718,294

NET LOSS...................................                           (3,578,770)      (3,578,770)
                                             ---------   --------    -----------      -----------

BALANCE, JUNE 30, 1999.....................  6,500,000    718,294     (5,989,652)      (5,271,358)

OPTIONS EXERCISED (Unaudited)..............    750,000        750                             750

NET LOSS (Unaudited).......................                           (2,625,096)      (2,625,096)
                                             ---------   --------    -----------      -----------

BALANCE, DECEMBER 23, 1999 (Unaudited).....  7,250,000   $719,044    $(8,614,748)     $(7,895,704)
                                             =========   ========    ===========      ===========

                       See notes to financial statements.

                                   SELECTTECH

                            STATEMENTS OF CASH FLOWS

                                                                                                                Period
                                                                                             Six Months      July 1, 1999
                                                       For the Years Ended June 30,            Ended           Through
                                                   -------------------------------------    December 31,     December 23,
                                                     1997         1998          1999            1998             1999
                                                   ---------   -----------   -----------   --------------   --------------
                                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................  $(582,556)  $(2,005,378)  $(3,578,770)   $(1,647,447)     $(2,625,096)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Amortization of debt discount................         --            --        82,253         24,192           57,462
    Depreciation and amortization................     26,386        62,600       122,954         54,022           84,591
    Changes in assets and liabilities:
      Accounts receivable........................     69,270      (241,008)     (378,531)      (458,460)         347,726
      Other......................................    (10,582)         (436)      (19,015)        (4,717)          26,802
      Accounts payable and accrued expenses......     88,383       216,806        88,405        197,636           45,435
      Payables to SelectQuote and other related
       parties...................................    223,313       598,205       623,797        237,668          850,208
      Deferred revenue...........................     50,000       474,375       686,112        590,201          131,993
                                                   ---------   -----------   -----------    -----------      -----------
        Net cash used in operating activities....   (135,786)     (894,836)   (2,372,795)    (1,006,905)      (1,080,879)
                                                   ---------   -----------   -----------    -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES -
  Property and equipment purchased...............   (108,850)      (92,376)     (235,501)      (163,636)        (146,692)
                                                   ---------   -----------   -----------    -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of mandatorily
   redeemable convertible Series A preferred
   stock.........................................         --     1,000,000            --             --               --
  Proceeds from promissory notes.................         --       100,000       325,000             --               --
  Repayments of promissory notes.................         --            --      (425,000)      (100,000)              --
  Net proceeds from issuance of senior secured
   convertible debentures and warrants to
   purchase common stock (net of issuance
   costs)........................................         --            --     2,405,439      1,330,439          750,000
  Capital lease obligations repaid...............     (9,766)      (14,177)      (17,370)       (10,240)          (2,509)
  Proceeds from exercise of options..............         --            --            --             --              750
  Proceeds from notes payable to related party...    200,000            --       250,000             --          500,000
                                                   ---------   -----------   -----------    -----------      -----------
        Net cash provided by financing
         activities..............................    190,234     1,085,823     2,538,069      1,220,199        1,248,241
                                                   ---------   -----------   -----------    -----------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................    (54,402)       98,611       (70,227)        49,658           20,670

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.....     61,614         7,212       105,823        105,823           35,596
                                                   ---------   -----------   -----------    -----------      -----------

CASH AND CASH EQUIVALENTS, END OF YEAR...........  $   7,212   $   105,823   $    35,596    $   155,481      $    56,266
                                                   =========   ===========   ===========    ===========      ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid for interest expense.................  $   2,315   $     1,812   $   164,948    $    41,441      $   186,050
  Cash paid for income taxes.....................  $   2,300   $     2,300   $     1,600    $       800      $        --

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Purchase of equipment under capital leases.....  $      --   $    14,984   $        --    $        --      $        --

                       See notes to financial statements.

                                   SELECTTECH

                         NOTES TO FINANCIAL STATEMENTS

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS--SelectTech ("SelectTech"), a Nevada Corporation, was established to develop custom software and to provide computer consulting services to the insurance industry. SelectTech derives its revenues from software licenses, software maintenance, software usage fees, custom software development and professional consulting services.

    Effective April 30, 1997, SelectTech changed its tax status from a limited liability company to a C corporation. Prior to the change in status, taxable income and losses of SelectTech were generally reportable on the income tax returns of the respective owners.

    Prior to the change in status, SelectQuote Insurance Services
("SelectQuote") owned 50% of SelectTech. Subsequent to April 30, 1997, SelectQuote distributed all of its shares to its shareholders.

    In October 1998, SelectTech increased authorized common stock to 18,500,000 shares.

    On December 23, 1999, SelectQuote acquired all the outstanding common and preferred stock (other than preferred stock which was converted concurrent with the transaction) of SelectTech. These financial statements reflect SelectTech's financial position immediately prior to the acquisition.

    CASH AND CASH EQUIVALENTS--SelectTech considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

    PROPERTY AND EQUIPMENT are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three years for computer equipment to five to ten years for other assets.

    SOFTWARE DEVELOPMENT COSTS--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. The costs to develop such software have not been capitalized as SelectTech generally releases the software once technological feasibility has been established, and subsequent improvement costs have not been significant.

    REVENUE RECOGNITION--Statement of Position 97-2, SOFTWARE REVENUE RECOGNITION ("SOP 97-2"), was issued in October 1997 by the American Institute of Certified Public Accountants ("AICPA") and was amended by Statement of Position 98-4 ("SOP 98-4"). SelectTech adopted SOP 97-2 effective July 1, 1997 and SOP 98-4 effective March 31, 1998. SelectTech believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. Additionally, the AICPA issued SOP 98-9 in December 1998, which provides certain amendments to SOP 97-2, and is effective for transactions entered into by SelectTech beginning July 1, 1999. Adoption of these amendments did not have a material impact on SelectTech's financial position, results of operations or cash flows.

    Software license revenue is recognized upon meeting each of the following criteria: execution of a written license agreement or contract; delivery and implementation of software; the license fee

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
is fixed and determinable; collectibility of the proceeds is assessed as being probable; and vendor specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price generally charged when an element is sold separately, or if not yet sold separately, is established by authorized management. All elements of each order are valued at the time of revenue recognition.

    The portion of revenues from new license agreements which relate to SelectTech's obligations to provide customer support is deferred and recognized ratably over the contract support period, which is generally one to four years. Software maintenance contracts are renewable on an annual basis. Revenues from maintenance contract renewals are deferred and recognized ratably over the terms of the agreements.

    Revenues from transactional services, consulting and other services are recognized as the related services are provided or as the milestones are completed.

    CONCENTRATION OF CREDIT RISK--Financial instruments which potentially subject SelectTech to concentrations of credit risk consist principally of accounts receivable. SelectTech sells its products and services to companies in the insurance industry and generally does not require its customers to provide collateral to support accounts receivable. SelectTech maintains allowances for potential credit losses.

    DEBT WITH STOCK PURCHASE WARRANTS--SelectTech accounts for stock purchase warrants as a separate component of equity and as a discount on the associated debt based on the relative fair value of the stock purchase warrants at the time of issuance. The discount on debt is amortized, as interest expense, over the period that the debt is outstanding.

    ADVERTISING EXPENSES--Direct costs related to marketing and advertising SelectTech's product are expensed in the periods incurred. Advertising expenses were $6,490, $8,630 and $42,774 for fiscal 1997, 1998 and 1999, respectively,
$43,798 for the six months ended December 31, 1998, and $20,559 for the period from July 1, 1999 through December 23, 1999.

    IMPAIRMENT OF LONG-LIVED ASSETS--SelectTech evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    FINANCIAL INSTRUMENTS--The fair value of financial instruments, principally cash, accounts receivable, accounts payable, notes payable and debentures approximate their June 30, 1998 and 1999 and December 23, 1999 carrying values because such items are primarily short-term in nature.

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
    CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES--SelectTech operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of SelectTech believes that changes in any of the following areas could have a significant negative effect on SelectTech's future financial position, results of operations and cash flows: demand for performance availability and management software solutions, including any adverse purchasing patterns caused by Year 2000 related concerns; new product introductions by competitors; development of distribution channels; ability to implement and expand operational customer support and financial control systems to manage rapid growth, both domestically and internationally; the hiring, training and retention of key employees; fundamental changes in technology underlying software products; litigation or other claims against SelectTech.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INCOME TAXES--SelectTech records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in SelectTech's financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

    STOCK-BASED COMPENSATION--SelectTech accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES.

    COMPREHENSIVE INCOME--There are no differences between comprehensive income and net income as reported in SelectTech's statements of operations.

    SEGMENT INFORMATION--SelectTech has adopted the provisions of SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS
No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers.

    SelectTech operates in a single industry segment encompassing application system software and the accompanying integration and solution consulting services applicable to the insurance industry. All of SelectTech's revenues are received from customers based primarily in the United States. See Note 12 for information on major customers.

    NEW ACCOUNTING PRONOUNCEMENT--SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
definition of a derivative. As amended in June 1999 by SFAS No. 137, this Statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SelectTech has not yet evaluated the impact of this Statement.

2. ALLOWANCE FOR DOUBTFUL ACCOUNTS

    Allowances for doubtful accounts are estimated and established based on historical experience and specific circumstances of each customer. Additions to the allowance are charged to general and administrative expenses. Accounts receivable are written off against the allowance for doubtful accounts when an account is deemed uncollectible. Recoveries on accounts receivable previously charged off as uncollectible are credited to the allowance for doubtful accounts. SelectTech provided $124,291 to the allowance for doubtful accounts and wrote off accounts receivable of $84,196 during 1999.

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                 June 30,
                                           ---------------------   December 23,
                                             1998        1999          1999
                                           ---------   ---------   ------------
Computer equipment.......................  $238,170    $ 439,999    $ 532,746
Furniture and equipment..................    14,984       45,465       83,927
Leasehold improvements...................     8,320        8,320       23,803
                                           --------    ---------    ---------
    Total................................   261,474      493,784      640,476

Less accumulated depreciation............   (91,797)    (213,538)    (298,129)
                                           --------    ---------    ---------

Property and equipment, net..............  $169,677    $ 280,246    $ 342,347
                                           ========    =========    =========

    Included in property and equipment at June 30, 1998 and 1999 and December 23, 1999 is equipment acquired under capital leases with a cost of $52,976. Accumulated depreciation at June 30, 1998 and 1999 and December 23, 1999 was $29,102, $44,233 and $46,886, respectively, related to such equipment.

4. MANDATORILY REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK

    In August and November 1997, SelectTech issued a total of 450,000 shares of Mandatorily Redeemable Convertible Series A Preferred Stock for $750,000 to three insurance companies under a Stock Purchase Agreement. In addition in April 1998 SelectTech issued 150,000 shares of Mandatorily Redeemable Convertible Series A Preferred Stock to SelectQuote for $250,000 under

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

4. MANDATORILY REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK (Continued) the same agreement. This agreement provides stock registration rights, representation on SelectTech's steering committee to provide advice about product development, and priority access to SelectTech's development resources.

    Each share of the Mandatorily Redeemable Convertible Series A Preferred Stock is convertible at any time into one share of common stock, subject to adjustment for certain anti-dilution provisions, and is automatically convertible into common stock upon a public offering of SelectTech's share at a per share price which is at least $5.00 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) and the gross cash proceeds to SelectTech (before underwriting discounts, commissions and fees) are at least $7,500,000 or upon the consent of the holders of a majority of the shares outstanding. The Mandatorily Redeemable Convertible Series A Preferred Stock has voting rights equivalent to the number of common shares into which each share is convertible, has a liquidation preference of the original purchase price plus any declared but unpaid dividends, and has a noncumulative annual dividend preference of $0.10 per share. Additionally, any time after August 2000 holders of at least 50% of the then outstanding Mandatorily Redeemable Convertible Series A Preferred Stock have the right to redeem all of the outstanding Mandatorily Redeemable Convertible Series A Preferred Stock at the liquidation preference.

5. TRANSACTIONS WITH SELECTQUOTE AND OTHER RELATED PARTIES

    Certain shareholders of SelectTech are shareholders of SelectQuote, and two officers of SelectQuote participate in the management and direction of SelectTech, including serving on SelectTech's Board of Directors. SelectQuote provides SelectTech with certain operating support, which includes management and administrative services, telephone and office facilities, and other miscellaneous items and charges SelectTech for these benefits on a cost reimbursement basis. Payables to SelectQuote for such services are $344,074 and $761,084 at June 30, 1998 and 1999, respectively, and $1,599,270 at
December 23, 1999. Total fees for these services provided by SelectQuote were approximately $338,393, $527,009 and $708,132 in fiscal 1997, 1998 and 1999, respectively, $294,145 for the six months ended December 31, 1998, and $903,526 for the period from July 1, 1999 through December 23, 1999. Included in the total fees was sublease rental expense of $24,214, $85,302 and $134,892 during fiscal 1997, 1998 and 1999, respectively, $50,563 for the six months ended December 31, 1998, and $171,348 for the period from July 1, 1999 through December 23, 1999.

    In February 1997, SelectQuote loaned SelectTech $200,000 at an interest rate of 10% per annum due on July 31, 1998. However, payment on the note and related interest were deferred due to SelectTech's refinancing discussed in the following paragraph. The note is secured by consulting contracts, rights to any software that has been developed, and a maintenance contract with one insurance company. Interest expense recognized by SelectTech related to the note was $6,100, $20,000 and $20,000 in fiscal 1997, 1998 and 1999, respectively, $10,000 for the six months ended

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

5. TRANSACTIONS WITH SELECTQUOTE AND OTHER RELATED PARTIES (Continued) December 31, 1998, and $10,000 for the period from July 1, 1999 through December 23, 1999. Payables to SelectQuote for accrued interest expense are $26,100 and $46,100 at June 30, 1998 and 1999, respectively, and $56,100 at
December 23, 1999.

    On October 15, 1998, SelectTech entered into a Debenture Purchase Agreement (the "Agreement") (see Note 7) which required SelectQuote to agree to subordination of both its $200,000 note receivable from SelectTech and $453,300 of the outstanding receivable for operating services from SelectTech. As a condition of the subordination, the note payable to SelectQuote was made convertible into shares of SelectTech's common stock at $1.67 per share. The Agreement also allows SelectTech to repay the $453,300 other payables balance in twelve monthly installments of $37,800 commencing in October 1998 and that subsequent charges for operating services be paid on a current basis. However, none of these installment payments have been made, although certain operating costs charged by SelectQuote to SelectTech have been reimbursed subsequent to the Agreement date.

    In June 1999, SelectTech borrowed from SelectQuote an additional $250,000 in the form of a promissory note bearing interest at 9% per annum and due on December 31, 1999. SelectQuote made two additional loans to SelectTech of $250,000 each in October and November 1999 under similar terms.

    SelectTech leased $38,000 of computer equipment from SelectQuote under a 36-month capital lease that expired in March 1999. The rate of interest on this lease was 9.0%.

    In April 1998, SelectQuote purchased 150,000 shares of Mandatorily Redeemable Convertible Series A Preferred Stock for $250,000.

    During fiscal 1997, 1998 and 1999, two members of SelectTech's Board of Directors worked as officers and consultants for SelectTech. The consulting expenses related to these directors totaled $176,440, $307,900 and $282,900 in fiscal 1997, 1998 and 1999, respectively, and $137,700 for the six months ended December 31, 1998, and $16,700 for the period from July 1, 1999 through December 23, 1999. Total payable was $55,546 and $46,425 at June 30, 1998 and 1999, respectively, and $0 at December 23, 1999. Additionally, a corporation owned by these individuals provided programming resources. Total programming expense was $285,145, $544,700 and $1,010,269 in fiscal 1997, 1998 and 1999, respectively, and $552,940 for the six months ended December 31, 1998 and $367,052 for the period from July 1, 1999 through December 23, 1999. Total payable was $553,271 and $748,254 at June 30, 1998 and 1999, respectively, and $779,044 at December 23, 1999.

6. PROMISSORY NOTES

    During fiscal 1998 and 1999, SelectTech entered into promissory notes totaling $425,000 with four insurance companies. These promissory notes bore interest at rates ranging from 10% to 15% with principal and interest due on October 12, 1998. The notes were repaid with the proceeds from the sale of the Senior Secured Convertible Debentures (see Note 7).

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

7. SENIOR SECURED CONVERTIBLE DEBENTURES

    In October 1998 SelectTech entered into a Debenture Purchase Agreement with three insurance carriers that provides up to $2,500,000 at 12% interest. As of June 30, 1999, $2,500,000 had been borrowed under this agreement.

    Debentures are convertible to common stock at a rate of $1.67 per share. In addition, debenture holders receive warrants to purchase common stock at $.01 per share for 5% of SelectTech's fully diluted capital exercisable at the earlier of an initial public offering of common stock, sale, transfer, or disposition of substantially all assets, or October 15, 2005. The proceeds from the issuance of Senior Secured Convertible Debentures were allocated to the debt and the warrants based on their relative fair value. The resulting debt discount of $718,294 and financing costs of $94,561 are being recognized as interest expense over the life of the debentures.

    The Debenture Purchase Agreement requires eight quarterly interest-only payments from December 31, 1998 through September 30, 2000; thereafter, outstanding principal shall be repaid in twelve equal quarterly installments, plus interest, from December 31, 2000 through September 30, 2003. The agreement provides for stock registration rights, requires 20% representation by purchasers on SelectTech's Board of Directors, requires subordination of the Note Payable to SelectQuote and past-due payables to related parties, and grants security interests in SelectTech's assets, including source code, to all existing and future software while the debentures are outstanding.

    From July 22, 1999 through August 13, 1999, SelectTech received additional loans totalling $750,000 from the three insurance carriers. These loans were to be repaid in full on December 15, 1999 at 12% per annum interest; however, the insurance carriers extended the due date to the earlier of: (i) the date funds are received from a $5,000,000 preferred stock investment in SelectQuote or
(ii) December 29, 1999.

8. INCOME TAXES

    Income tax expense for the years ended June 30, 1997, 1998 and 1999 and for the period July 1, 1999 through December 23, 1999 consisted solely of state franchise taxes.

                                   SELECTTECH

           YEARS ENDED JUNE 30, 1997, 1998 AND 1999, SIX MONTHS ENDED DECEMBER 31, 1998 (Unaudited) AND PERIOD FROM JULY 1, 1999
                     THROUGH DECEMBER 23, 1999 (Unaudited)

8. INCOME TAXES (Continued)
    Deferred income taxes reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as operating losses and tax credit carryforwards. Significant components of SelectTech's deferred tax assets for federal and state income taxes are as follows:

                                               June 30,
                                       -------------------------   December 23,
                                          1998          1999           1999
                                       -----------   -----------   ------------
Deferred tax assets:
  Net operating loss carryforwards...  $   753,531   $ 1,898,781   $ 2,486,752
  Other--net.........................      261,720       547,876     1,018,733
                                       -----------   -----------   -----------
    Total............................    1,015,251     2,446,657     3,505,485

Valuation allowance..................   (1,015,251)   (2,446,657)   (3,505,485)
                                       -----------   -----------   -----------

Net deferred tax asset...............  $        --   $        --   $        --
                                       ===========   ===========   ===========

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. SelectTech established a 100% valuation allowance at June 30, 1998 and 1999 and December 23, 1999 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. Federal and state net operating losses for tax purposes of approximately $4,700,000 and $2,900,000, respectively, begin to expire in the years 2012 and 2003 for federal and state purposes, respectively.

    Internal Revenue Code Section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income which can be offset by net operating loss ("NOL") carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these "change in ownership" provisions, utilization of the NOL and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

9. CAPITAL LEASES

    SelectTech leased computer equipment from SelectQuote under a capital lease agreement that expired March 1999 (see Note 5). In addition, during 1998 SelectTech entered into another capital lease which expires in March 2001.

                                   SELECTTECH

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

9. CAPITAL LEASES (Continued)

    Minimum lease payments under this lease for future years ending June 30 are as follows:

2000........................................................  $ 5,802
2001........................................................    3,868
                                                              -------
    Total minimum lease payments............................    9,670

Less amount representing interest...........................      797
                                                              -------

Present value of minimum lease payments.....................    8,873
Less current portion of obligation under capital lease......   (5,146)
                                                              -------
Long-term portion of obligation under capital lease.........  $ 3,727
                                                              =======

10. STOCK OPTION PLAN

    SelectTech's 1997 Stock Option Plan (the "Plan") allows the Board of Directors to grant options to employees, directors and consultants of SelectTech to purchase shares of common stock either as incentive stock options ("ISO") or as nonqualified stock options ("NSO"). The Board of Directors has authorized 6,200,000 shares of common stock for the Plan, as amended in February 1998 and August 1999. The term of each option may not exceed ten years and ten years and one month for ISOs and NSOs, respectively. Options vest ratably over three years from the date of grant.

    Stock option activity was as follows:

                                                                    Weighted
                                                      Number        Average
                                                     of Shares   Exercise Price
                                                     ---------   --------------
Balance at July 1, 1996............................         --       $   --
Granted............................................  1,727,744        0.001
                                                     ---------       ------

Balance at June 30, 1997 (no shares vested)........  1,727,744        0.001
Granted............................................    900,000        0.170
                                                     ---------       ------

Balance at June 30, 1998 (671,900 shares vested at
  a weighted average exercise price of $0.001).....  2,627,744        0.060
Granted............................................    124,500        1.670
Canceled...........................................     (2,500)       1.670
                                                     ---------       ------

Balance at June 30, 1999...........................  2,749,744        0.130
Granted (unaudited)................................  3,409,111        3.413
Exercised (unaudited)..............................   (750,000)       0.001
Canceled (unaudited)...............................   (117,000)       0.520
                                                     ---------       ------

Balance at December 23, 1999 (unaudited)...........  5,291,855       $2.255
                                                     =========       ======
Available for grant at December 23, 1999
  (unaudited)......................................    908,145
                                                     =========

                                   SELECTTECH

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

10. STOCK OPTION PLAN (Continued)
    The weighted average minimum value per option as of the date of grant for options granted during 1997, 1998 and 1999 was $0.00, $0.04 and $0.41, respectively. Total exercisable shares were 671,900 and 1,676,982 at June 30, 1998 and 1999, respectively, and 1,850,974 at December 23, 1999.

    The following table summarizes information about outstanding and vested stock options at December 23, 1999:

             Options Outstanding
----------------------------------------------
                                  Weighted          Options
             Outstanding          Average          Vested at
Exercise   at December 23,       Remaining       December 23,
 Price           1999         Contractual Life       1999
--------   ----------------   ----------------   -------------
 $0.001         977,744             7.47             864,344
  0.170         800,000             8.16             507,078
  1.670         105,000             9.20              28,116
  3.210       1,243,309             9.65             164,640
  3.530       2,165,802             9.65             286,796
              ---------                            ---------
              5,291,855             9.01           1,850,974
              =========                            =========

    ADDITIONAL STOCK PLAN INFORMATION--As discussed in Note 1, SelectTech accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and its related interpretations.

    SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the disclosure of pro-forma net loss and loss per share had SelectTech adopted the fair value method since SelectTech's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from SelectTech's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

    The weighted average fair value of SelectTech's stock-based awards to employees was estimated using the minimum option pricing model with the following assumptions:

                                                             Years Ended June 30,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
Dividend yield........................................    None       None       None
Risk free interest rate...............................     5.6%       5.6%       5.6%
Expected term, in years...............................       2          2          2

                                   SELECTTECH

                    YEARS ENDED JUNE 30, 1997, 1998 AND 1999
          AND SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 (UNAUDITED)

10. STOCK OPTION PLAN (Continued)
    If the computed minimum values of SelectTech's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss on a pro forma basis (as compared to such items as reported) would have been:

                                                  Years Ended June 30,
                                          -------------------------------------
                                            1997         1998          1999
                                          ---------   -----------   -----------
Net loss:
  As reported...........................  $582,556    $2,005,378    $3,578,770
  Pro forma.............................  $582,563    $2,009,966    $3,595,629

11. EMPLOYEE BENEFIT PLAN

    SelectTech has a pretax savings plan covering nearly all its employees that is intended to qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 15 percent of their pretax salary, subject to certain limitations. SelectTech makes a discretionary profit sharing contribution and matches each employee's contributions up to $300 per plan year. SelectTech's contributions were zero, $203 and $2,029 during the years ended June 30, 1997, 1998 and 1999, respectively.

12. MAJOR CUSTOMERS

    Revenue attributable to significant customers, representing approximately 10% or more of total revenue for at least one of the respective periods, is summarized as follows:

                                                                 Years Ended June 30,
                                                         ------------------------------------
Sales                                                      1997          1998          1999
-----                                                    --------      --------      --------
Company A..............................................     59%            4%           --%
Company B..............................................     40            23            --
Company C..............................................     --            19            24
Company D..............................................     --            19             2
Company E..............................................     --            27             6
Company F..............................................     --            --            30

    At June 30, 1998, Company B, C, E and F accounted for 17%, 33%, 24% and 14%, respectively, of accounts receivable. At June 30, 1999, Company C and F accounted for 27% and 22%, respectively, of accounts receivable.

    You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                          Page
                                        --------
Prospectus Summary....................      3
Risk Factors..........................      8
Special Note Re Forward-Looking
  Statements and Industry Data........     20
Use of Proceeds.......................     20
Dividend Policy.......................     20
Capitalization........................     21
Dilution..............................     22
Selected Financial and Operating
  Data................................     23
Pro Forma Condensed Combined and
  Actual Data.........................     25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     28
Business..............................     41
Management............................     59
Related Party Transactions............     64
Principal Stockholders................     66
Description of Capital Stock..........     67
Shares Eligible for Future Sale.......     69
Underwriting..........................     71
Legal Matters.........................     73
Experts...............................     73
Where You Can Find Additional
  Information.........................     73
Index to Consolidated Financial
  Statements..........................    F-1

Dealer Prospectus Delivery Obligation:

Until              , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[LOGO]
       Shares
Common Stock
Deutsche Banc Alex. Brown
U.S. Bancorp Piper Jaffray
Cochran, Caronia & Co.
Prospectus
          , 2000

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses payable by the Company (the "registrant") in connection with the offering of the securities being registered, other than the underwriting discounts and commissions. All of the amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee........................................  $17,152
NASD filing fee.............................................
Nasdaq National Market filing fee*..........................
Blue Sky fees and expenses..................................    1,000
Printing and engraving expenses*............................
Legal fees and expenses*....................................
Accounting fees and expenses*...............................
Transfer agent and registrar fees and expenses*.............
Directors' and Officers' insurance premiums*................
Miscellaneous expenses*.....................................
                                                              -------
  Total.....................................................  $
                                                              =======

------------------------

* To be added by amendment

Item 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the DGCL) authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

    As permitted by the DGCL, the registrant's bylaws provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by law. The bylaws also permit the registrant to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. The registrant intends to obtain officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

    The registrant also has entered into agreements with certain of its directors and executive officers and intends to enter into agreements with its remaining officers and directors that, among other things, indemnify them for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the registrant, arising out of such person's services as a director or officer of the registrant, any subsidiary of the registrant or any other company or enterprise to which the person provides services at the request of the registrant.

    Reference is made to Section 8 of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the directors and officers of the registrant who sign the registration statement against certain liabilities, including those arising under the Securities Act, in certain circumstances.

Item 15. RECENT SALES OF UNREGISTERED SECURITIES.

 (1) In December 1999, the registrant acquired SelectQuote as its wholly owned subsidiary in a merger transaction and simultaneously acquired SelectTech which merged into SelectQuote pursuant to the terms of an amended and restated agreement and plan of reorganization dated as of August 17, 1999. In connection with these two merger transactions, the registrant appeared at a fairness hearing conducted by the California Corporations Commissioner, which issued a permit for the offer and sale of securities in the merger. Pursuant to the permit the registrant issued the following securities to the shareholders and other security holders of SelectQuote and SelectTech which were exempt from registration under the Securities Act by reason of
    Section 3(a)(10) thereof: 10,497,974 shares of common stock; 1,137,235 shares of Series A preferred stock; 821,690 shares of Series B preferred stock; 69,925 shares of Series C preferred stock. In addition, the registrant issued debentures in the principal amount of $1.9 million convertible into 731,420 shares of common stock at $2.60 per share and options for the purchase of 6,510,635 shares of common stock, which were issued to the former holders of SelectQuote and SelectTech stock options. No underwriters were engaged in connection with these issuances and sales.

 (2) The registrant issued a total of 50,000 shares of Series D preferred stock in a private placement on December 27, 1999 to an accredited investor. These shares are convertible into 1,111,111 shares of Series D preferred stock. The total consideration received was $5.0 million. The exemption from registration relied upon for this transaction was Section 4(2). Cochran, Caronia Securities LLC provided investment banking services to the registrant in connection with this private placement.

 (3) The registrant entered into a binding agreement for the sale of 2,041,845 shares of Series E preferred stock in a private placement on February 29, 2000 to a group of accredited investors. These shares are convertible into 2,041,845 shares of common stock. The sale of these securities will be exempt from registration relied upon for this transaction was Section 4(2). Cochran, Caronia Securities LLC provided investment banking services to the registrant in connection with this private placement.

Item 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit
Number                      Description of Document
-------                     -----------------------
         1.1                Form of Equity Underwriting Agreement.
         2.1                Amended and Restated Agreement and Plan of Reorganization
         2.1.1              Amendment to Amended and Restated Agreement and Plan of
                            Reorganization
         2.2                Merger Agreement
         3.1                Restated Certificate of Incorporation of the Registrant in
                            effect upon the date of this filing
         3.2                Bylaws of the registrant in effect upon the date of this
                            filing
         4.1  *             Specimen Stock Certificate
         4.2                Amended and Restated Registration Rights Agreement
         4.3                Amended and Restated Debenture Purchase Agreement
         5.1  *             Opinion of McCutchen, Doyle, Brown & Enersen, LLP
         5.2  *             Opinion of Chapin McNitt Fleming Shea & Carter
        10.1                SelectQuote, Inc. 1999 Stock Option Plan
        10.2                Form of Option Agreement

Exhibit
Number                      Description of Document
-------                     -----------------------
        10.3                SelectQuote, Inc. 1999 Employee Stock Purchase Plan
        10.4  *             Software License Agreement--Intellisys
        10.5                Software Development Agreement with Innovative Information
                            Group, Inc.
        10.6                Software Development Agreement between Software Technology,
                            Inc. and Innovative Information Group, Inc.
        10.7                Software Development Agreement between Software Technology,
                            Inc. and Client Server Programs, Inc.
        10.8                Lease Agreement for 657 Mission Street, San Francisco,
                            California
        10.9                Lease Agreement for 595 Market Street, San Francisco,
                            California (6th and 7th Floors)
        10.10               Lease Agreement for 595 Market Street, San Francisco,
                            California (7th, 9th and 10th Floors)
        10.11               Form of Employment Agreement with executive officers
        10.12               Form of Indemnity Agreement
        10.13               Form of Affiliates Agreement
        10.14 *             Credit Agreement with LaSalle Bank National Association
        21.1  *             Subsidiaries of the Registrant
        23.1  *             Consent of McCutchen, Doyle, Brown & Enersen LLP (included in Exhibit 5.1 hereto)
        23.2                Consent of Deloitte & Touche LLP
        23.3  *             Consent of Chapin Fleming McNitt Shea & Carter
        23.4                Consent of Randall J. Wolf
        24.1                Power of Attorney (contained on the signature page to this registration statement).
        27.1                Financial Data Schedule

------------------------

*  To be filed by amendment

Item 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 297(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                 [Remainder of page intentionally left blank.]

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the registration statement to be signed on its behalf of the undersigned, thereunto duly authorized, in the city of San Francisco, state of California on March 1, 2000.

                                                       ZEBU

                                                       By:             /s/ CHARAN J. SINGH
                                                            -----------------------------------------
                                                                         Charan J. Singh
                                                                     CHIEF EXECUTIVE OFFICER

                               Power of Attorney

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven H. Gerber and David L. Paulsen, or either one of them, his true and lawful attorney-in-fact and agent for him and on his behalf and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 (and any amendments thereto), and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorney full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   Name                                      Title                        Date
                   ----                                      -----                        ----
           /s/ CHARAN J. SINGH              Chairman of the Board of Directors and
    ---------------------------------         Chief Executive Officer (Principal      March 1, 2000
             Charan J. Singh                  Executive Officer)

           /s/ STEVEN H. GERBER
    ---------------------------------       President and Director                    March 1, 2000
             Steven H. Gerber

                                            Chief Operating Officer, Insurance
           /s/ DAVID L. PAULSEN               Products and Services, Chief Financial
    ---------------------------------         Officer (Principal Financial Officer    March 1, 2000
             David L. Paulsen                 and Principal Accounting Officer), and
                                              Director

          /s/ MICHAEL L. FEROAH
    ---------------------------------       Director                                  March 1, 2000
            Michael L. Feroah

           /s/ STEVEN J. TYNAN
    ---------------------------------       Director                                  March 1, 2000
             Steven J. Tynan

                                 EXHIBIT INDEX

Exhibit
Number                      Description of Document
-------                     -----------------------
         1.1                Form of Equity Underwriting Agreement.
         2.1                Amended and Restated Agreement and Plan of Reorganization
         2.1.1              Amendment to Amended and Restated Agreement and Plan of
                            Reorganization
         2.2                Merger Agreement
         3.1                Restated Certificate of Incorporation of the Registrant in
                            effect upon the date of this filing
         3.2                Bylaws of the registrant in effect upon the date of this
                            filing
         4.1  *             Specimen Stock Certificate
         4.2                Amended and Restated Registration Rights Agreement
         4.3                Amended and Restated Debenture Purchase Agreement
         5.1  *             Opinion of McCutchen, Doyle, Brown & Enersen, LLP
         5.2  *             Opinion of Chapin McNitt Fleming Shea & Carter
        10.1                SelectQuote, Inc. 1999 Stock Option Plan
        10.2                Form of Option Agreement
        10.3                SelectQuote, Inc. 1999 Employee Stock Purchase Plan
        10.4  *             Software License Agreement--Intellisys
        10.5                Software Development Agreement with Innovative Information
                            Group, Inc.
        10.6                Software Development Agreement between Software Technology,
                            Inc. and Innovative Information Group, Inc.
        10.7                Software Development Agreement between Software Technology,
                            Inc. and Client Server Programs, Inc.
        10.8                Lease Agreement for 657 Mission Street, San Francisco,
                            California
        10.9                Lease Agreement for 595 Market Street, San Francisco,
                            California (6th and 7th Floors)
        10.10               Lease Agreement for 595 Market Street, San Francisco,
                            California (7th, 9th and 10th Floors)
        10.11               Form of Employment Agreement with executive officers
        10.12               Form of Indemnity Agreement
        10.13               Form of Affiliates Agreement
        10.14 *             Credit Agreement with LaSalle Bank National Association
        21.1  *             Subsidiaries of the Registrant
        23.1  *             Consent of McCutchen, Doyle, Brown & Enersen LLP (included in Exhibit 5.1 hereto)
        23.2                Consent of Deloitte & Touche LLP
        23.3  *             Consent of Chapin Fleming McNitt Shea & Carter
        23.4                Consent of Randall J. Wolf
        24.1                Power of Attorney (contained on the signature page to this registration statement).
        27.1                Financial Data Schedule

------------------------

*  To be filed by amendment